

Renewal

ANNUAL REPORT & PROXY STATEMENT 2007

Overland STORAGE®


PROCESSED
OCT 17 2007
THOMSON
FINANCIAL



Dear Shareholders:

As both the CFO, and later the CEO of Overland Storage, I witnessed a great deal of "renewal" during fiscal 2007. I firmly believe the changes we effected during the year have positioned Overland for a brighter future.

***Renewal* of manufacturing excellence.** Over the past two years, two issues have significantly impacted our operating results: the failure of our partnership effort for outsourced manufacturing, and a protracted period of investment in new products. In the second half of fiscal 2007, we were able to resolve both of these issues, and I am pleased to have them behind us. We have successfully transitioned our manufacturing back to corporate headquarters, and believe that we have made adequate provisions for all costs related to the transition. Additionally, and of primary importance, we have restored quality and customer service to the high standards for which we were previously known.

***Renewal* of executive and senior management.** After we struggled with a number of significant execution issues, in November 2006 Scott McClendon, our chairman and former CEO for over ten years, was appointed interim CEO and we began a search for a permanent CEO. In the nine months that followed, Scott addressed a number of critical issues and helped to stabilize the company. In August 2007, the board asked me to assume the position of president and CEO, and it was with great pleasure that I accepted. Scott and I worked as a team since before the company went public in 1997, and I am grateful to him for his return to duty and his stabilizing influence. Other changes included the promotion of Robert Farkaly, who had been our senior director of product management responsible for disk-based appliances, to the role of vice president of worldwide sales; and the naming of Kurt Kalbfleisch, a 12-year veteran of Overland and previously our vice president of finance, to the post of interim chief financial officer, assuming my former role.

***Renewal* of our product portfolios.** We have accelerated the delivery of new products. Since the start of fiscal 2007, we have launched nine new products, including three in our new ARCvault™ line of affordable tape-based automation solutions, four new versions of our REO SERIES® disk-based backup and recovery appliances, and two new state-of-the-art ULTAMUS™ RAID storage arrays for nearline data protection. Furthermore, we have three additional new REO® products in the pipeline that we are scheduled to introduce before the end of calendar 2007. At that time, we will have achieved a major goal, as our REO products will represent what we believe is the most complete and capable set of disk-based data protection appliances available from any single company in the world.

***Renewal* of our award-winning channel relationships.** In order to more efficiently support all of our reseller and DMR partners, as well as to better allocate our sales, marketing and support services, we implemented a "tiered" partner program. On the basis of sales volume, partners are now designated as Platinum, Gold or Silver Partners and they receive varying levels of support depending on that designation. Additionally, we are in the process of revitalizing and retraining our sales force to ensure that they better anticipate customer needs and satisfy those needs by formulating an appropriate combination of Overland products. We are also developing a program to provide this same knowledge level to our partners. Our collective goal is to help end-user customers solve their current data protection problems with the most efficient and cost-effective Overland products. As customers' operations grow and their needs increase, we hope that the satisfaction they receive from Overland products and services will compel them to return to Overland for additional products.

I am gratified that we have reduced quarterly operating expenses to a 3-year low, have no debt on our balance sheet, and delivered many new products with more on the way. I believe we are now in a viable position to execute on our newly-focused strategy to provide the market with the most complete set of smart, affordable data protection appliances that help mid-range and distributed enterprises ensure their data is constantly protected, readily available and always there. We now offer our targeted customers a portfolio of disk- and tape-based solutions that reduce the backup window, improve data recovery speed, simplify short- and long-term data retention and make cost-effective disaster recovery a reality.

I am excited to be leading the Overland team at this time. I firmly believe we are all energized and committed to achieving our goals for fiscal 2008 and beyond.

Sincerely,



Vernon A. LoForti
President and CEO



Product Overview

Fueled by new and increasingly demanding applications, data growth and its protection continue to challenge and perplex even the savviest IT and storage managers in mid-range and distributed enterprises. Issues such as reducing backup time, improving speed of data recovery, making disaster recovery practical and improving data retention capabilities are the hot topics in trade press and at industry gatherings.

Overland Storage has been developing and assembling a portfolio of solutions that have enabled us to become a leading provider of smart, affordable tiered data protection appliances that help mid-range and distributed enterprises with these challenges. In FY 2007, we updated all of our product lines, as noted in the milestones.

2007 Milestones

7/2006	**ARCvault 12, 24**
1/2007	**REO 1500**
2/2007	**ULTAMUS RAID 1200**
4/2007	**ARCvault 48**
5/2007	**LTO-4 drives in NEO SERIES**
6/2007	**REO 9100**
	REO 4500
	ULTAMUS RAID 4800
	LTO-4 drives in ARCvault

Moving forward, Overland will continue to focus on the four elements that, when combined, make our tiered data protection strategy unique:

- **World-class channel**, thanks to our relentless, passionate focus on using a channel-only sales model.
- **Multi-tiered, intelligent protection**... whether it's recovery in seconds, minutes or hours, Overland has the right level of protection for your needs.
- **Appliance** format that makes purchasing, deployment and configuration easy for chanel partners and end users.
- **Affordability** makes Overland solutions ideal for any organization looking to get excellent value from their IT dollar.

As we enter FY 2008, we have the broadest portfolio of solutions in our proud, 27-year history. Whether it's solving backup issues, improving data recovery, simplifying data retention or making cost-effective disaster recovery a reality, Overland is there. And there are more products to come. In a relatively short period of time, we expect to be delivering what will arguably be the most capable and comprehensive set of disk-based data protection appliances from any single vendor in the marketplace.

ULTAMUS™ RAID



Protecting Nearline Data: High-Performance Protected Storage

As storage and backup architectures become more complex, nothing is more welcome than cost-effective, high-performance solutions that simply work. During FY 2007, Overland introduced a new generation of ULTAMUS solutions... the ULTAMUS RAID 1200 and the ULTAMUS RAID 4800.

With its cutting-edge SAS architecture, flexible SAS/SATA drive support and world-class reliability, the ULTAMUS RAID 1200 is well-suited for application data storage in organizations of any size. The ULTAMUS RAID 4800, with its imposing drive density and performance, is the natural complement to the 1200. Together, these appliances provide the first tier in data protection and enable Overland to greatly expand the markets we serve and the needs we address.

REO SERIES®



The Standard for Backup & Recovery Excellence

With over 5,000 fielded units, REO SERIES with Virtual Tape Library (VTL) remains the leader in affordable and rapid backup performance and data recovery. This year, the best got even better. REO appliances adopted a new SAS-based architecture, giving it outstanding performance and scalability at an affordable price point. In fact, REO appliances reached a tremendous milestone... making a backup of 2 TB per hour a reality.

REO continues to shine. Thanks to its superior versatility, REO can be configured in any combination of VTLs, libraries, virtual tape drives and/or disk volumes. REO's unique Protection OS™ software delivers a core set of volume, virtualization and connectivity features, making it a superior backup solution to standard RAID arrays.

NEO SERIES® & ARCVAULT™



Trusted, Cost-Effective Data Retention

When it comes to data retention and archival, IT managers turn to NEO and ARCvault tape automation solutions. NEO SERIES appliances provide market-proven flexibility and scalability with the latest in LTO-4 drive technology, empowering even the most complex tiered data protection strategies.

For those customers simply looking for economical tape-based protection, Overland's ARCvault family provides affordable, high-capacity tape storage with unsurpassed simplicity. This one-two punch enables Overland to meet all of the evolving demands for tape-based solutions.



Selected Financial Data

FISCAL YEAR (in thousands, except for per share data)[1]	2007	2006	2005	2004	2003
INCOME STATEMENT DATA:					
Net revenues	$ 160,443	$ 209,038	$ 235,687	$ 238,139	$ 195,881
Gross profit	24,343	46,446	60,917	64,654	54,018
(Loss) income from operations	(44,845)	(25,931)	3,524	15,598	10,310
(Loss) income before income taxes	(43,836)	(23,311)	5,068	16,199	10,193
Net (loss) income	(44,111)	(19,486)	4,578	10,625	6,682
Net (loss) income per share[2]:					
Basic	$ (3.45)	$ (1.42)	$ 0.33	$ 0.79	$ 0.59
Diluted	$ (3.45)	$ (1.42)	$ 0.32	$ 0.74	$ 0.54
BALANCE DATA SHEET:					
Cash, cash equivalents and short-term investments	$ 22,825	$ 62,512	$ 76,887	$ 69,657	$ 55,020
Working capital	39,566	76,381	110,363	103,244	84,326
Total assets	88,053	144,769	164,554	144,851	130,922
Long-term debt, inclusive of current portion	—	—	—	—	3,957
Shareholders' equity	49,110	95,438	121,494	113,514	93,264

[1] Fiscal year ended on June 30.
[2] See Note 1 to our consolidated financial statements for an explanation of shares used in computing net (loss) income per share

10-K

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: JULY 1, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 000-22071

OVERLAND STORAGE, INC.

(Exact name of registrant as specified in its charter)

CALIFORNIA	95-3535285
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
4820 Overland Avenue, San Diego, California	92123
(Address of principal executive offices)	(Zip Code)

(858) 571-5555
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of December 31, 2006, the last business day of the registrant's second fiscal quarter, was approximately $48,391,767 (based on the closing price reported on such date by The NASDAQ Global Market of the registrant's Common Stock). Shares of Common Stock held by officers and directors and holders of 10% or more of the outstanding Common Stock have been excluded from the calculation of this amount because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of August 17, 2007, the number of outstanding shares of the registrant's Common Stock was 12,756,466.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement to be filed in connection with registrant's Annual Meeting of Shareholders to be held on November 13, 2007 (the "Proxy Statement") are incorporated herein by reference into Part III of this report.

PART I

ITEM 1. Business.

This report contains certain statements of a forward-looking nature relating to future events or the future performance of our company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "currently scheduled" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the only means of identifying forward-looking statements. Prospective investors are cautioned that such statements are only predictions and actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider various factors identified in this report, including the matters set forth below under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements.

Overview

We are a market leader and innovative provider of smart, affordable data protection appliances that help small and medium-size business and distributed enterprises ensure their business-critical data is "constantly protected, readily available and always there." Our range of award-winning data protection solutions include:

- the ULTAMUS SERIES™ of nearline data protection appliances;
- the REO SERIES® of disk-based backup and recovery appliances; and
- the NEO SERIES® and ARCVault™ family of tape backup and archive appliances.

These solutions span all three tiers of data storage, making us the first company to offer cost-effective, end-to-end data protection solutions designed for mid-range environments.

For over 25 years, we have delivered data protection solutions designed for backup and recovery to ensure business continuity. Historically, we have focused on delivering a portfolio of tape automation solutions including loader and library systems designed for small business and mid-range computing environments. In 2003, we expanded our product offerings to include a family of intelligent disk-based backup and recovery appliances to complement our tape solutions. In 2007, we introduced our line of nearline data protection appliances which we believe provide the advanced features, performance and flexibility necessary to make information technology (IT) departments as efficient and dynamic as the businesses they support.

One of the main market differentiators of many of our products has been that we design them around a modular, scalable architecture. This feature enables customers to purchase storage as they need it, rather than having to purchase larger monolithic devices with excess capacity. We enable our customers to purchase an initial module to meet their near-term needs, and later increase speed and capacity by adding modules that can be interconnected to function as a single system. Our solution provides a lower price entry point, investment protection, and an increased level of fault tolerance, as each module is self-sufficient and will continue to function even if another were to fail.

We also differentiate ourselves with our "go-to-market" approach. We are the only supplier in our market space that does not have a direct sales force. The majority of our sales have historically been generated through private label arrangements with original equipment manufacturers (OEMs). The remainder of our sales are made through commercial distributors, direct market resellers (DMRs) and value-added resellers (VARs).

End-users of our products include small and medium-size businesses, as well as distributed enterprise customers represented by divisions and operating units of large multi-national corporations, governmental organizations, universities and other non-profit institutions. Our products are used in a broad range of industry sectors including financial services, healthcare, retail, manufacturing, telecommunications, broadcasting, research and development and many others. Our products are sold world-wide in the Americas, EMEA (Europe, Middle East, Africa) and Asia Pacific. For our 2007 fiscal year, 57.6% of our revenue was generated internationally, primarily in Europe.

We were incorporated in California in 1980 as Overland Data, Inc. and changed our name to Overland Storage, Inc. in 2002. Our headquarters are located at 4820 Overland Avenue, San Diego, California 92123, and our telephone number is (858) 571-5555.

Our Direction and Strategy

We currently offer our customers a complete portfolio of smart, affordable data protection appliances that help small and medium-sized businesses and distributed enterprises ensure their data is "constantly protected, readily available and always there." Our product strategy is to bring enterprise-class capabilities to mid-range customers through affordable and reliable solutions that reduce the backup window, improve data recovery speed, simplify short and long-term data retention and make cost-effective disaster recovery more readily available. Our focus will continue to be on solutions that can be easily sold worldwide through OEMs and our indirect network of distributors, retailers and resellers.

Historically, magnetic tape has been used for all forms of data backup and recovery because magnetic tape was, and still is, the only cost-effective, "removable," high capacity storage media that can be taken off-site to ensure that data is safeguarded in case of disaster. For a number of years now, we have held a market-leading position in mid-range tape automation with our flagship NEO™ products, and sales of tape automation appliances have represented approximately 75% of our revenue for each of the last three fiscal years. In the fourth quarter of fiscal 2005 we commenced development of ARCvault, a new tape automation platform. The first two products in the ARCvault family were launched in July 2006 and the final product was launched in April 2007. Although we expect that tape solutions will continue to be the anchor of the data protection strategy at most companies, tape backup is time consuming and often unreliable and inefficient. The process of recovering data from tape is also time consuming and inefficient. Ultimately, we expect that tape will be relegated to an archival role for less-frequently accessed data.

Over the last few years, the advent of low-cost serial ATA disk and iSCSI networking technology, together with greatly increased regulatory compliance requirements and the continued growth of digital data, have driven businesses to use secondary storage disk-based backup appliances. One of the greatest benefits of disk-based backup is the speed of restoration. Studies show that approximately 90% of recovered data is two weeks old or younger, or last accessed within that period. As a result, many IT managers are electing to use disk-based appliances as an intermediate staging area, with the backup data eventually moving to tape. Additionally, new software technologies such as replication and data deduplication are helping disk solutions overcome the portability and capacity advantages of tape. We have enjoyed initial success in the disk-based backup space with our REO® VTL-based appliance, and believe that REO can also be a platform for data deduplication and data movement software that could position REO in the future as the most complete and capable family of disk-based appliances in the world marketplace. We are currently in development of a number of new REO solutions that we intend to deliver to market in the first half of fiscal 2008.

Our Products and Services

Our data storage products include nearline data protection appliances, disk backup and recovery, data protection software, and tape backup and archive.

Nearline Data Protection Appliances

In February 2007, we introduced our ULTAMUS™ RAID nearline data protection appliances which provide small to medium-sized business customers an affordable alternative to costly high-end network attached storage (NAS) and storage area network (SAN) solutions. The ULTAMUS RAID product family features cableless design and hot swap components and supports RAID (Redundant Array of Independent Disks) Levels 0, 1, 5, 6, 10 and 50, active/active RAID controllers, and multiple 4 Gb/sec fibre channel host connections. Our ULTAMUS product family currently consists of two products:

- *ULTAMUS RAID 1200* – ULTAMUS RAID 1200 provides the ability to use 12 SAS (Serial Attached SCSI) disk drives and/or 12 SATA (Serial Advanced Technology Attachment) disk drives within the same 2U rack-mountable enclosure. This product has a native storage capacity of up to 9.0 terabytes, and is expandable up to 60 drives and 45.0 terabytes.

- *ULTAMUS RAID 4800* – ULTAMUS RAID 4800 leads the industry in storage rack efficiency by offering up to 48 SATA II disk drives in its 4U rack-mountable enclosure. This product has a native storage capacity of up to 36.0 terabytes using SATA disk drives, and scales up to 72.0 terabytes using an additional 4U expansion chassis.

Disk Backup and Recovery

We introduced our REO SERIES of disk backup and recovery appliances in 2003. Powered by our embedded REO Protection OS™ software, these appliances are readily configurable as virtual tape libraries (VTL), standalone virtual tape drives, and/or disk volumes (LUNs). See "Data Protection Software" below for more information about REO Protection OS and our other add-on software modules. REO appliances are compatible with all popular open systems or Windows-based backup software, physical tape drives or tape libraries. They also connect easily to Ethernet (iSCSI) or fibre channel networks for seamless integration into existing backup environments.

Our REO product family currently consists of three products:

- *REO 1500* – Our REO 1500 product has four disk drives and a native storage capacity of up to 3.0 terabytes.

- *REO 4500* – Our REO 4500 product has 12 disk drives and a native storage capacity of up to 9.0 terabytes; and our REO 4500 expansion array can be added to an existing REO 4500 appliance to expand the total storage capacity of up to a maximum system capacity of 36.0 terabytes.

- *REO 9100* – With 12 or 24 disk drives and a native storage capacity of up to 18.0 terabytes, our REO 9100 expansion array can be added to an existing REO 9000 appliance to expand the total storage capacity of up to a maximum system capacity of 66.0 terabytes.

Data Protection Software

Our embedded storage operating system software (Protection OS) and add-on software module PACs (Programmable Automation Controllers) provide data protection intelligence and advanced capabilities within and across our appliances.

- *Protection OS* – Our Protection OS software delivers virtualization, data protection, management, and connectivity features to our REO appliances, and enables users to implement our appliances in almost any storage or backup environment. Protection OS is compatible with all popular operating systems and backup software along with Ethernet (iSCSI) and Fibre Channel networks. In July 2006, we launched version 3.0 of our Protection OS, and in March 2007 we launched version 4.0.

- *REO Multi-Site PAC* – REO Multi-Site PAC® software makes it easy to add more advanced backup and recovery capabilities to our REO appliances, including mirroring and consolidation. This software is also available to protect remote data by facilitating the transfer of data in virtual tape format from a remote REO to a central REO for management and tape storage.

Tape Backup and Archive

Our automated tape libraries are devices capable of managing multiple data cartridges. These libraries incorporate two or more tape drives to provide unattended backup of large quantities of data, which tape drives are supplied by other manufacturers based on the leading mid-range tape technologies, including LTO (Linear Tape Open) and SDLT (Super Digital Linear Tape). Our NEO SERIES libraries have flexible configurations and feature redundant robotics, tape drives, power supplies, controller cards and interfaces so that no single failure can disable the entire library. Our NEO™ products and ARCVault libraries or autoloaders can be combined with our REO appliances for a complete disk-to-disk-to-tape solution.

We offer three versions of our NEO product family:

- *NEO 2000* – Our NEO 2000 product accommodates up to two tape drives and 30 cartridges and scales up to eight modules high to create a system of 16 tape drives and 240 cartridges.

- *NEO 4000* – Our NEO 4000 product accommodates up to four tape drives and 60 cartridges and scales up to four modules high to create a system of 16 tape drives and 240 cartridges. Customers can configure NEO systems with a combination of NEO 2000 and 4000 modules.

- *NEO 8000* – Our NEO 8000 product consists of a base model with 100-cartridge capacity which can be scaled up to 12 tape drives and 500 cartridges through a field-enabled software key. Additionally, two NEO 8000 libraries can be interconnected to provide up to 1,000 cartridge capacity and 24 tape drives.

Our new ARCVault family of tape automation solutions is designed to deliver better value to a price sensitive market. We offer three versions of our ARCVault family that were launched in fiscal 2007:

- *ARCVault 12* – Our ARCVault 12 autoloader consists of one tape drive and accommodates up to 12 cartridges.

- *ARCVault 24* – Our ARCVault 24 tape library accommodates up to two tape drives and 24 cartridges.

- *ARCVault 48* – Our ARCVault 48 tape library accommodates up to four tape drives and 48 cartridges.

Related Products and Services

We also have a variety of products and services supporting our tape libraries and loaders. We currently offer the following additional products and services:

- Desktop and internal upgrade tape drives;

- Spares, post warranty return-to-factory and on-site service; and

- Media, including tape cartridges for SDLT and LTO formats.

VR²® (Variable Rate Randomizer)

VR² is our patented data encoding technology. This technology, which is embedded in an Applications Specific Integrated Circuit (ASIC) chip, is capable of significantly increasing the native capacity and data transfer rate performance of linear tape technologies without requiring any changes in tape path design, recording heads and/or media. This performance is accomplished by achieving encoding efficiency of greater than 99%. We have licensed VR² to Tandberg Data ASA for use in its Scalable Linear Recording (SLR) tape drives, to Imation Corporation as the owner of the Travan technology format, to Quantum Corporation for use in its Travan tape drive offerings, and to Sun Storage Tek for use in its T9940, T9840 and T10000 drives and future tape drive products.

Customers

Our operating structure is designed for our mid-range strategy in that our products do not require us to have a "direct" (to end-users) sales or service force. We sell all of our products on an indirect basis, primarily through three channels or types of customers: (i) OEMs; (ii) distributors and (iii) VARs and DMRs. Regardless of the channel through which they are sold, all of our products are designed and manufactured to meet OEM-level requirements and reliability standards.

- ***OEM Channel*** – Historically, we have had a significant OEM supply agreement with Hewlett Packard Company (HP), which incorporates our NEO products into its system offerings. In August 2005, we announced that HP had selected an alternate supplier for its next-generation mid-range tape automation products. HP began purchasing the first product of this new line from the alternate supplier during the first quarter of calendar year 2006. Although we believe that our sales to HP will continue to decline through fiscal 2008, HP has recently relaunched the tape automation products supplied by us with support for the new LTO4 tape drives and this may slow the rate of replacement of our supplied products by the alternate supplier's product.

Although we continually strive to win new OEM business, the OEM sales cycle is often lengthy and uncertain. It typically consists of a general technology evaluation, qualification of product specifications, verification of product performance against these specifications, integration testing of the product within the customers' systems, product announcement and volume shipment.

As is customary in the industry, our OEM contracts have an initial three-year term, provide for periodic price reviews and the customers are not required to purchase minimum quantities. Our existing contract with HP (initially signed in August 2003 and extended for up to three years in July 2006) also provides that title to inventory shipped from our warehouse into various inventory hub locations remains with us until the products are pulled by HP to fulfill its customer's orders. HP has been our largest customer, accounting for approximately 45.8%, 49.7% and 54.3% of sales in fiscal 2007, 2006 and 2005, respectively. No other customer accounted for more than 10% of sales in any year during the three-year period ended June 30, 2007.

- ***Distribution Channel*** – Our primary distribution customers include Ingram Micro, Inc., Tech Data Corporation and Promark Technology in the United States and approximately eight technical distributors in Europe. Typically, these distributors sell our products to smaller VARs and DMRs who in turn sell to end-users. The distribution agreements include provisions for rights of return, stock rotation and price protection, common terms in the commercial distribution area. Because of these terms, revenue from shipments to these customers is not recognized until the related products are in turn sold by the distributor. We support these distributors through a dedicated field sales force and provide further support through field sales personnel who work with the smaller VARs and catalogers to generate end-user sales and create the pull through its distribution customers.

- ***VAR Channel*** – Our VAR channel includes systems integrators and larger VARs. Some of our VARs qualify to purchase products direct from us while others purchase through the distribution channel. Some of these customers specialize in the insurance, banking, financial, geophysical or medical industries, and offer a variety of value-added services relating to our products. Our products frequently are packaged by these customers as part of a complete data processing system or combined with other storage devices, such as RAID systems, to deliver a complete storage subsystem. These customers also recommend our products as replacement solutions when backup systems are upgraded, and bundle our products with storage management software specific to the end-user's system. We support this channel through our field sales representatives.

Our products are sold both domestically and internationally and we have sales personnel located in various cities throughout the world. We divide our sales into three geographical regions: (1) the Americas, consisting of North and South America; (2) Europe, Middle East and Africa (EMEA); and (3) Asia Pacific (APAC). Primary support for customers in the Americas is provided from our San Diego headquarters office. EMEA is supported by our wholly-owned subsidiaries located in: Wokingham, England; Paris, France; and Munich, Germany. The subsidiary in England provides sales, technical support and repair services, while the subsidiaries in France and Germany provide sales and technical support. Our APAC customers are supported by our sales offices in Singapore and Korea. We assign to our international distributors the right to sell our products in a country or group of countries. In addition, many domestic customers ship a portion of our products to their overseas customers.

Sales to customers outside of the United States represent a significant portion of our sales. International sales are subject to various risks and uncertainties. See "Our international operations are important to our business and involve unique risks" in Risk Factors below. Sales generated by our European channel generally show seasonal slowing during our first fiscal quarter (July through September), reflecting the summer holiday period in Europe.

The following table sets forth certain foreign revenue (in thousands):

	Fiscal Year		
	2007	2006	2005
Foreign revenue:			
United Kingdom	$ 40,925	$ 47,914	$ 65,845
Rest of Europe	25,613	29,098	28,464
Singapore	15,247	22,940	21,822
Other foreign revenue	10,678	18,674	22,400
	$ 92,463	$118,626	$138,531
Foreign revenue as a percentage of net revenue	57.6%	56.7%	58.8%

Our marketing efforts include support for both our OEM and branded customers. Our branded channel partners are provided with a full range of marketing materials, including product specification literature and application notes. In addition, we offer lead generation opportunities and market development funds to our key channel partners. Our sales management and engineering personnel provide support to the channel partners and, in certain instances, visit potential customer sites to explain and demonstrate the technical advantages of our products. We maintain press relations both domestically and in Europe, and participate in national and regional trade shows in varying degrees both domestically and internationally.

Customer Service and Support

Our technical support personnel are trained on our products, compatibility between multiple hardware platforms, operating systems and backup, data interchange and storage management software and are equipped to respond to customer inquiries. Additionally, our application engineers are available to solve more complex customer problems. Customers that need service and support can contact us through our toll-free telephone lines, facsimile and Internet e-mail. Application notes and user manuals can be obtained directly from our website.

For most products, we offer a program called XchangeNOW® as part of a return-to-factory warranty which enables customers to receive an advance replacement unit or field replacement part shipped within two business days after placing a service request. The customer ships the defective unit back to us using the shipping materials from the replacement unit. In addition, we generally provide:

- three-year advance replacement return-to-factory limited warranty on our ULTAMUS RAID, REO SERIES, PowerLoader and LoaderXpress products;
- one year advance replacement return-to-factory limited warranty for our ARCvault 12 and 24 products; and
- one year on-site service limited warranty on our NEO SERIES and ARCvault 48 products, for which we contract with third-party service providers.

In May 2007 the warranty length for NEO SERIES products was reduced from three years to one year. The second and third year of warranty for those NEO SERIES products shipped prior to May 2007 will continue to be serviced under the three year advance replacement return-to-factory warranty through no later than the fourth quarter of fiscal 2010. As of the end of third quarter of fiscal 2007, our PowerLoader and LoaderXpress products were replaced by our new ARCvault product family. Our PowerLoader and LoaderXpress products will continue to be serviced under the three-year advance replacement return-to-factory warranty, but not later than the third quarter of fiscal 2010.

Research and Development

We incurred research and development (R&D) costs of $15.0 million, $18.8 million and $10.7 million in fiscal 2007, 2006 and 2005, respectively, representing 9.4%, 9.0% and 4.5%, respectively, of net revenue. We currently employ 38 people in our R&D department, including electrical, mechanical, software, hardware and firmware engineers who support our products. In fiscal 2006, our development efforts were focused on three projects: (1) our ARCvault tape automation platform;

(2) an ULTAMUS protected primary storage appliance based on acquired technology we obtained in the August 2005 acquisition of Zetta Systems (which project was abandoned in the first quarter of fiscal 2007); and (3) the addition of scalability to our current line of REO products. In fiscal 2007, we completed the development of the ARCvault tape automation products, new RoHS compliant platforms for all three of our REO products and Version 4.0 of our REO Protection OS software. We also completed the sourcing and qualification of our new ULTAMUS RAID products. We are currently developing both hardware and software enhancements to our REO platforms which will incorporate both compression and data deduplication technologies. We expect R&D expenditures, which reached an all-time high as a percentage of net revenue in fiscal 2006, to decline significantly in fiscal 2008, both absolutely and as a percentage of net revenue. None of our R&D expenditures are customer-sponsored.

Manufacturing and Suppliers

In September 2004, we announced a plan to outsource all of our manufacturing to Sanmina – SCI Corporation, a United States third party manufacturer. We completed this transfer in August 2005. During fiscal 2006, however, we failed to achieve the customer service levels, product quality and cost reductions we expected from the outsourcing. Additionally, we incurred a significant amount of redundant costs to support the outsourcing, which eroded our gross margins during the year. Consequently, we decided to bring manufacturing back to our San Diego facility and entered into a transition agreement with Sanmina, effective September 2006. We completed the transfer of all production lines back to San Diego in February 2007. Our customer lead times have now been reduced to target levels and we believe we have eliminated the quality and backlog issues that occurred during the outsourced period. We are now working to reduce costs, improve efficiencies and reduce inventory levels.

At our integrated factory in San Diego, California, we perform product assembly, integration and testing, while leaving component and piece-part manufacturing to our supplier partners. Our products have a large number of components and subassemblies produced by outside suppliers. We depend greatly on these suppliers for tape drives, printed circuit boards and integrated circuits, which are essential to the manufacture of our products. We work closely with a group of regional, national and international suppliers, which are carefully selected based on their ability to provide quality parts and components that meet our specifications, as well as meet present and future volume requirements. For certain items, we qualify only a single source, which can magnify the risk of shortages and decrease our ability to negotiate with our suppliers on the basis of price. From time to time in the past, we have not obtained as many drives as we have needed from various vendors due to drive shortages or quality issues.

In general, our branded products are not manufactured until an order is received. The typical lead-time for manufacturing products is three days and backlog usually is not a significant factor to our business. At June 30, 2007, we had $1.2 million of firm backlog orders (a more typical level), compared to approximately $5.0 million at June 30, 2006 (resulting from inefficiencies related to our outsourced manufacturing). Our largest OEM customer, HP, requires that we maintain finished goods inventory on hand, known as buffer stock, at any given time sufficient to supply their forecasted requirements for the next three weeks. They provide weekly forecast information that allows us to manage both raw material and finished goods inventories. The buffer stock is shipped into various distribution hubs around the world and we retain ownership of that inventory until it is pulled by HP to fulfill customer orders, at which time we record the sale.

We occupied our current headquarters and manufacturing buildings in March 2002. The buildings are subject to a 12-year lease with one five-year extension option. We believe that we have the capacity to support unit production levels several times greater than our current rate of production. We maintain approximately 30% of our direct labor in the form of temporary staffing to accommodate normal business fluctuations and control our staffing levels carefully to meet customer requirements at any specific time.

Competition

The worldwide storage market is intensely competitive and barriers to entry are relatively low. Our competitors vary in size from small start-ups to large multi-national corporations who have substantially greater financial, R&D and marketing resources. In the tape automation market, we believe our primary competition is Quantum Corporation, but we also face competition from Sun StorageTek in larger scale libraries. Key competitive factors include product features, reliability, durability, scalability and price.

Our disk-based products currently compete with products made by Quantum, DataDomain, Dell, Nexsan, FalconStor, InforTrend, EMC, Network Appliance, StorVault (a division of Network Appliance), Apple, IBM, Sepaton and numerous small start-ups. We believe additional competitors are likely to enter the market. Key competitive factors in these markets include performance, functionality, scalability, availability, interoperability, connectivity, time to market enhancements and total value of ownership.

The markets for all of our products are characterized by significant price competition, and we anticipate that our products will continue to face increasing price pressure.

Proprietary Rights

General – We presently hold 17 United States patents and have five United States patents pending. In general, these patents have a 20-year term from the first effective filing date for each patent. We also hold a number of foreign patents and patent applications for certain of our products and technologies. These rights, however, may not prevent competitors from developing substantially equivalent or superior products to ours. In addition, our present and future patents may be challenged, invalidated or circumvented, reducing or eliminating our proprietary protection.

VR$^{2®}$ Technology – We have entered into various intellectual property licensing agreements relating to our VR^2 technology. These agreements require the payment of royalty fees based on sales by licensees of products containing VR^2. In certain instances, we sell to the licensee ASIC chips embodying VR^2 priced to include the cost of the chip plus an embedded royalty fee.

Employees

As of July 1, 2007, we had 326 employees, including 108 in sales and marketing, 38 in research and development, 142 in manufacturing and operations and 38 in finance, information systems, human resources and other management. There are no collective bargaining contracts covering any of the employees and we believe that our relationship with our employees is good.

Financial Information about Segments and Geographic Areas

We operate our business in one reportable segment. For information about (1) our revenues from external customers, measures of profits and losses and total assets, and (2) our revenues from external customers and long-lived assets broken down by geographic area, see our consolidated financial statements and Note 1 (Operations and Summary of Significant Accounting Policies – "Segment Data" and "Information about Geographic Areas") thereto.

Additional Information

Our web site is located at www.overlandstorage.com. We make available free of charge on our web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. The contents of our web site are not a part of this report.

ITEM 1A. Risk Factors.

An investment in our company involves a high degree of risk. In addition to the other information included in this report, you should carefully consider each of the following risk factors in evaluating our business and prospects as well as an investment in our company. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case the trading price of our common stock could decline. You should also refer to the other information included or incorporated by reference in this report.

We have a recent history of net losses. We expect to continue to incur net losses for some time and we may not achieve or maintain profitability.

We have incurred significant operating losses in recent periods and anticipate continued losses during fiscal 2008. At July 1, 2007 we had an accumulated deficit of $18.8 million. We need to generate additional revenue and improve our gross profit margins to be profitable in future periods. Our current plans indicate that, depending on sales, we may need additional capital to support our growth. We may generate a portion of these funds from operations. Principal factors that could affect the availability of our internally generated funds include:

- our ability to reduce and control spending;
- introduction of new competing technologies;
- product mix and effect on margins; and
- acceptance of our products in new and existing markets.

Our recent history of net losses could cause current or potential customers to defer new orders with us or select other vendors, and may cause suppliers to require terms that are unfavorable to us. Failure to achieve profitability, or maintain profitability if achieved, may require us to raise additional funding which (i) could have a material adverse effect on the market value of our common stock, (ii) we may not be able to obtain in the necessary time frame to avoid disruptions to our business or on terms favorable to us, if at all, and (iii) may be inadequate to enable us to continue to conduct business. If it were necessary for us to obtain additional funding by selling additional shares of our capital stock or securities convertible into or exercisable for common stock, the ownership interest of our shareholders would likely be diluted.

Our business has been highly dependent on sales to large OEM customers and we are currently experiencing a customer transition.

Hewlett-Packard Company (HP), including the former Compaq which HP acquired in May 2002, has been our largest customer, accounting for approximately 45.8% of net revenue in fiscal 2007, 49.7% of net revenue in fiscal 2006 and 54.3% of net revenue in fiscal 2005. No other customer accounted for more than 10% of net revenue in fiscal 2007. Neither HP nor any other customer is obligated to purchase a specific amount of our products or provide binding forecasts of purchases for any period.

In August 2005, we announced that HP had selected an alternate supplier for its next-generation mid-range tape automation product. HP began purchasing the first product of this new line from the alternate supplier during the first quarter of calendar year 2006. We expect HP to continue to purchase the tape automation products currently supplied by us for some time, but the new product will eventually replace a significant portion of those purchases. We cannot predict how quickly this transition will occur, but we believe the effect on our revenue during fiscal 2008 may be significant.

We could incur charges for excess and obsolete inventory.

The value of our inventory may be adversely affected by changes in technology that affect our ability to sell the products in our inventory. If we do not effectively forecast and manage our inventory, we may need to write off inventory as excess or obsolete, which in turn can adversely affect cost of sales and gross profit. We have previously experienced, and may in the future experience, reductions in sales of older generation products as customers delay or defer purchases in anticipation of new product introductions. We currently have established reserves for slow moving or obsolete inventory. The reserves we have established for potential losses due to obsolete inventory may, however, prove to be inadequate and may give rise to additional charges for excess or obsolete inventory.

We rely on indirect sales channels to market and sell our branded products. Therefore, the loss of or deterioration in our relationship with one or more of our distributors or resellers could negatively affect our operating results.

We sell all of our branded products through our network of distributors, value-added resellers or VARs, and direct marketing resellers who in turn sell our products to end users. The success of these partners is hard to predict, particularly over time, and we have no purchase commitments or long-term orders from them that assure us of any baseline sales through these channels. Most of our partners carry competing product lines that they may promote over our products. A partner might not continue to purchase our products or market them effectively, and each reseller determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to end user customers. Our operating results could be adversely affected by any number of factors including:

- A change in competitive strategy that adversely affects a partners' willingness or ability to distribute our products;
- The reduction, delay or cancellation of orders or the return of a significant amount of product(s);
- The loss of one or more of such partners; or
- Any financial difficulties of such partners that result in their inability to pay amounts owed to us.

We plan to replace our ERP (Enterprise Resource Planning) System within the next several years, and this may be disruptive to our business.

Our ERP system is approximately 10 years old, and we anticipate the need to replace it within the next several years. Transition to a new ERP system will be expensive and time consuming and, if problems occur in the transition, our business and results of operations may be materially and adversely affected. In addition, we have modified this system significantly during its term of use and it is possible that we would experience a significant system failure before we replace the system. Any such failure also may materially and adversely affect our business and results of operations.

Our financial results may fluctuate substantially for many reasons, and past results should not be relied on as indications of future performance.

All of the markets that we serve are volatile and subject to market shifts, which we may not be able to discern in advance. A slowdown in the demand for workstations, mid-range computer systems, networks and servers could have a significant adverse effect on the demand for our products in any given period. We have experienced delays in receipt of purchase orders and, on occasion, anticipated purchase orders have been rescheduled or have not materialized due to changes in customer requirements. Our customers may cancel or delay purchase orders for a variety of reasons, including the rescheduling of new product introductions, changes in their inventory practices or forecasted demand, general economic conditions affecting our customers' markets, changes in our pricing or the pricing of our competitors, new product announcements by us or others, quality or reliability problems related to our products or selection of competitive products as alternate sources of supply. In particular, our ability to forecast sales to distributors, integrators and value-added resellers is especially limited as these customers typically provide us with relatively short order lead times or are permitted to change orders on short notice. Given that a large portion of our sales are generated by our European channel, our first fiscal quarter (July through September) results of operations are commonly impacted by seasonally slow European orders, reflecting the summer holiday period in Europe. In addition, none of our customers is obligated to purchase a specific amount of our products.

Our financial results have fluctuated and will continue to fluctuate quarterly and annually based on many other factors such as:

- changes in customer mix (e.g., OEM vs. branded);
- changes in product mix;
- fluctuations in average selling prices;
- currency exchange fluctuations;
- increases in costs and expenses associated with the introduction of new products; and

- increases in the cost of or limitations on availability of materials.

Based on all of the foregoing, we believe that our revenue and operating results will continue to fluctuate, and period-to-period comparisons are not necessarily meaningful and should not be relied on as indications of future performance. Furthermore, in some future quarters, our revenue and operating results could be below the expectations of public market analysts or investors, which could result in a material adverse effect on the price of our common stock. In addition, portions of our expenses are fixed and difficult to reduce if revenue does not meet our expectations. These fixed expenses magnify the adverse effect of any revenue shortfall.

The market price of our common stock may be volatile.

The market price of our common stock has experienced significant fluctuations since it commenced trading in February 1997. The market price of our common stock may continue to fluctuate significantly in the future. Many factors could cause the market price of our common stock to fluctuate, including:

- announcements concerning us, our competitors, our customers or our industry;
- changes in earnings estimates by analysts;
- purchasing decisions of HP and other significant customers;
- quarterly variations in operating results;
- the introduction of new technologies or products;
- changes in product pricing policies by us or our competitors; and
- changes in general economic conditions.

In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated or disproportionate to the operating performance of the specific companies. These market fluctuations may adversely affect the market price of our common stock.

We face intense competition and price pressure, and many of our competitors have substantially greater resources than we do.

The worldwide storage market is intensely competitive as a number of manufacturers of tape automation solutions and storage management software products compete for a limited number of customers. In addition, barriers to entry are relatively low in these markets. We currently participate in the mid-range of the tape backup market. In this segment, some of our competitors have substantially greater financial and other resources, larger research and development staffs, and more experience and capabilities in manufacturing, marketing and distributing products. The markets for our products are characterized by significant price competition, and we anticipate that our products will face increasing price pressure. This pressure could result in significant price erosion, reduced profit margins and loss of market share, any of which could have a material adverse effect on our business, liquidity, results of operation and financial position.

Our business is highly dependent on the continued market acceptance and usage of tape-based systems for data backup and recovery.

We have historically derived a majority of our revenue from products based on the use of magnetic tape drives for backup and recovery of digital data. Our tape-based storage solutions now compete directly with other storage technologies, such as hard disk drives, and may face competition in the future from other emerging technologies. The prices of hard disk drives continue to decrease while capacity and performance have increased. We expect that our tape-based products will face increased competition from these alternative technologies and come under increasing price pressure. If our strategy to compete in disk-based markets does not succeed, our business, liquidity, results of operations and financial condition will be materially and adversely affected.

Our disk-based products involve many significant risks and may fail to achieve or maintain market acceptance.

The success of our recently introduced REO SERIES and ULTAMUS SERIES disk-based products is uncertain and subject to significant risks, any of which could have a material adverse effect on our business, liquidity, results of operation and financial position. We must commit significant resources to these new products and will continuously need to update and upgrade them to stay competitive. Any delay in the commercial release of new or enhanced disk-based products could result in a significant loss of potential revenue and may adversely impact the market price of our common stock. Furthermore, if our disk-based products do not achieve market acceptance or success, then the association of our brand name with these products may adversely affect our reputation and our sales of other products, as well as dilute the value of our brand name.

Our success depends on our ability to anticipate rapid technological changes and develop new and enhanced products.

As an advanced technology company, we are subject to numerous risks and uncertainties, generally characterized by rapid technological change and intense competition. In this environment, our future success will depend on our ability to anticipate changes in technology, to develop new and enhanced products on a timely and cost-effective basis and to introduce, manufacture and achieve market acceptance of these new and enhanced products.

Development schedules for high technology products are inherently subject to uncertainty. We may not meet our product development schedules, including those for products based on our disk-based technologies, and development costs could exceed budgeted amounts. Our business, liquidity, results of operations and financial position may be materially and adversely affected if the products or product enhancements that we develop are delayed or not delivered due to developmental problems, quality issues or component shortage problems, or if our products or product enhancements do not achieve market acceptance or are unreliable. The introduction, whether by us or our competitors, of new products embodying new technologies, such as new sequential or random access mass storage devices, and the emergence of new industry standards could render existing products obsolete or not marketable, which may have a material adverse effect on our business, liquidity, results of operations and financial position.

Our international operations are important to our business and involve unique risks.

Historically, sales to customers outside of the United States have represented a significant portion of our sales and we expect them to continue representing a significant portion of sales. Sales to customers outside the United States are subject to various risks, including:

- the imposition of governmental controls mandating compliance with various foreign and U.S. export laws;
- currency exchange fluctuations and weak economic conditions in foreign markets;
- political and economic instability;
- trade restrictions;
- changes in tariffs and taxes;
- longer payment cycles (typically associated with international sales); and
- difficulties in staffing and managing international operations.

Furthermore, we may not be able to comply with changes in foreign standards in the future. Our inability to design products that comply with foreign standards could have a material adverse effect on our business, liquidity, results of operations and financial position.

We are subject to exchange rate risk in connection with our international operations.

We do not currently engage in foreign currency hedging activities and therefore we are exposed to some level of currency risk. Our wholly-owned subsidiaries in the United Kingdom, France and Germany incur costs which are denominated in local currencies. As exchange rates vary, these results when translated into U.S. dollars may vary from expectations and adversely impact overall expected results. A weaker U.S. dollar would result in an increase to revenue and expenses upon consolidation, and a stronger U.S. dollar would result in a decrease to revenue and expenses upon consolidation.

Our ability to compete effectively depends in part on our ability to protect our intellectual property rights effectively.

We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property laws to protect our intellectual property rights. These rights may not however prevent competitors from developing products that are substantially equivalent or superior to our products. To the extent we have or obtain patents, such patents may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or declared unenforceable. In addition, current or future patent applications may not result in the issuance of patents in the United States or foreign countries. The laws of certain foreign countries may not protect our intellectual property to the same extent as U.S. laws. Furthermore, competitors may independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents.

In order to protect or enforce our patent rights, we may initiate interference proceedings, oppositions, or patent litigation against third parties, such as infringement suits. These lawsuits could be expensive, take significant time and divert management's attention from other business concerns. The patent position of information technology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under information technology patents.

Our success will depend partly on our ability to operate without infringing on or misappropriating the proprietary rights of others.

Our business is such that we may at any time be sued for infringing the patent rights or misappropriating the proprietary rights of others. For example, during fiscal 2004 we settled a case alleging patent infringement. Intellectual property litigation is costly and, even if we prevail, the cost of such litigation could adversely affect our business, liquidity, results of operations and financial condition. In addition, litigation is time consuming and diverts management attention and resources away from our business. If we do not prevail in any litigation, we could be required to stop the infringing activity and/or pay substantial damages. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.

If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our products, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Any required license may not be available to us on acceptable terms, or at all. Some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to market some of our products, which could have a material adverse effect on our business, liquidity, financial condition and results of operations.

We have made a number of acquisitions in the past and may make acquisitions in the future. The failure to successfully integrate acquisitions and successfully complete product development and launch of the related products could harm our business, financial condition and operating results.

We have in the past and may in the future make acquisitions of complementary businesses, products or technologies as we implement our business strategy. Mergers and acquisitions involve numerous risks, including liabilities that we may assume from the acquired company, difficulties in completion of in-process product development and assimilation of the operations and personnel of the acquired business, the diversion of management's attention from other business concerns, risks of entering markets in which we have no direct prior experience, and the potential loss of key employees of the acquired business.

For example, in August 2005, we acquired Zetta Systems, whose data protection software was then incorporated into our ULTAMUS Pro storage appliance that was launched in the first quarter of fiscal 2007. ULTAMUS Pro did not generate revenue subsequent to its launch, and we subsequently discontinued the product and closed the related development facility. We recognized an impairment loss of $8.4 million and a write-down of $350,000 in inventory in the first quarter of fiscal 2007 associated with the failure of this acquisition.

Future mergers and acquisitions by us also may result in dilutive issuances of our equity securities and the incurrence of debt, amortization expenses and potential impairment charges related to intangible assets. Any of these factors could adversely affect our business, liquidity, results of operations and financial position.

Our warranty reserves may not adequately cover our warranty obligations.

We have established reserves for the estimated liability associated with our product warranties. However, we could experience unforeseen circumstances where these or future reserves may not adequately cover our warranty obligations. For example, the failure or inadequate performance of product components that we purchase could increase our warranty obligations beyond these reserves.

The failure to attract, retain and motivate key personnel could have a significant adverse impact on our operations.

We have experienced significant changes in our senior management. In August 2007, our board of directors appointed Vernon A. LoForti, who had served as our chief financial officer since December 1995, as our new President and Chief Executive Officer. Kurt L. Kalbfleisch, who had served in our finance department since December 1994, was appointed as our vice president of finance in July 2007, and was appointed by our board of directors to the additional position of Interim Chief Financial Officer in August 2007. These changes may be a distraction to other senior management, business operations, commercial partners and customers. Additionally, we have experienced a prolonged period of operating losses and declines in our stock price and cash position which has affected and may continue to affect employee morale and retention. In April 2007, we reduced our workforce by 14% worldwide. Further turnover, particularly among senior management, can also create distractions as we search for replacement personnel, which could result in significant recruiting, relocation, training and other costs, and can cause operational inefficiencies as replacement personnel become familiar with our business and operations. In addition, manpower in certain areas may be constrained, which could lead to disruptions over time. We cannot guaranty that we will continue to successfully attract or retain the management we need, or be able to maintain an optimal workforce size. Any inability to attract, retain or motivate such personnel or address manpower constraints as needed could materially adversely affect our future operating results and financial position. We do not currently maintain any key-man insurance for any of our employees.

Item 1B. Unresolved Staff Comments.

We have no unresolved comments from the SEC.

Item 2. Properties.

We own no real property and we currently lease all facilities used in our business. Our headquarters are located in San Diego, California in a two-building light industrial complex comprising approximately 160,000 square feet. The lease expires in February 2014 and can be renewed for one additional five-year period. This San Diego facility houses all of our research and development, and administrative functions, as well as a major portion of sales, sales administration, marketing and customer support.

We lease a 17,000 square foot facility located in Wokingham, England, which houses sales, technical support and repair services. The lease expires in January 2018. We also maintain small sales offices located close to Paris, France, Munich, Germany, Singapore and Korea and a research and development office located near Seattle, Washington.



Item 3. Legal Proceedings.

We are from time to time involved in various lawsuits, legal proceedings or claims that arise in the ordinary course of business. We do not believe any such legal proceedings or claims will have, individually or in the aggregate, a material adverse effect on our business, liquidity, results of operations and financial condition. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our security holders during the fourth quarter of 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.

Our common stock trades on The NASDAQ Global Market under the symbol "OVRL." As of August 17, 2007, there were approximately 75 shareholders of record. We have not paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. The high and low sales prices of our common stock from July 4, 2005 through July 1, 2007 were as follows:

	Sales Prices	
	High	Low
Fiscal Year 2007:		
Fourth quarter	$ 4.20	$2.51
Third quarter	4.78	3.90
Second quarter	7.01	3.63
First quarter	7.76	6.10
Fiscal Year 2006:		
Fourth quarter	$ 9.38	$6.61
Third quarter	9.86	8.04
Second quarter	8.75	7.49
First quarter	10.38	6.69

The above quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

Share Repurchases

Neither we nor any affiliated purchasers repurchased any shares of common stock or other equity securities in the fourth quarter of fiscal 2007. In October 2006, our board of directors terminated our share repurchase program.

COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG OVERLAND STORAGE, THE NASDAQ COMPOSITE INDEX, AND
THE NASDAQ COMPUTER MANUFACTURERS INDEX


$350.00
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$-
NASDAQ Computer Manufacturers Index
NASDAQ Composite Index
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Item 6. Selected Financial Data.

The following selected financial data has been derived from our audited consolidated financial statements and related notes. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes appearing elsewhere in this report.

The consolidated statement of operations data for the years ended June 30, 2007, 2006 and 2005, and the consolidated balance sheet data at June 30, 2007 and 2006, are derived from our audited consolidated financial statements appearing elsewhere in this report. The consolidated statement of operations data for the years ended June 30, 2004 and 2003, and the consolidated balance sheet data at June 30, 2005, 2004 and 2003, are derived from our audited consolidated financial statements that are not included in this report. The historical results are not necessarily indicative of the results to be expected in any future period.

	Fiscal Year				
	2007	2006	2005	2004	2003
		(In thousands, except per share amounts)			
Consolidated Statement of Operations Data:					
Net revenue	$160,443	$209,038	$235,687	$238,139	$195,881
Gross profit	24,343	46,446	60,917	64,654	54,018
(Loss) income from operations	(44,845)	(25,931)	3,524	15,598	10,310
(Loss) income before income taxes	(43,836)	(23,311)	5,068	16,199	10,193
Net (loss) income	(44,111)	(19,486)	4,578	10,625	6,682
Net (loss) income per share (1):					
Basic	$ (3.45)	$ (1.42)	$ 0.33	$ 0.79	$ 0.59
Diluted	$ (3.45)	$ (1.42)	$ 0.32	$ 0.74	$ 0.54
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 22,825	$ 62,512	$ 76,887	$ 69,657	$ 55,020
Working capital	39,566	76,381	110,363	103,244	84,326
Total assets	88,053	144,769	164,554	144,851	130,922
Long-term debt, inclusive of current portion	—	—	—	—	3,957
Shareholders' equity	49,110	95,438	121,494	113,514	93,264

(1) See Note 1 to our consolidated financial statements for an explanation of shares used in computing net (loss) income per share.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

The discussion in this section contains statements of a forward-looking nature relating to future events or our future performance. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the only means of identifying forward-looking statements. Such statements are only predictions and actual events or results may differ materially. In evaluating such statements, you should specifically consider various factors identified in this report, including in particular the matters set forth under the caption "Risk Factors", in Part I, Item 1A of this report, which could cause actual results to differ materially from those indicated by such forward-looking statements.

We are a market leader and innovative provider of data protection appliances that help small and medium-sized businesses and distributed enterprises ensure their data is "constantly protected, readily available and always there." Our portfolio of data protection appliances includes the following:

- the ULTAMUS SERIES of nearline data protection appliances;
- the REO SERIES of disk-based backup and recovery appliances; and
- the NEO SERIES and ARCVault family of tape backup and archive appliances.

Our products span all three tiers of data storage (nearline data protection appliances, disk-based backup and recovery and tape automation) and enable us to offer our customers an end-to-end data protection solution. End-users of our products include small and medium-size businesses, as well as distributed enterprise customers represented by divisions and operating units of large multi-national corporations, governmental organizations, universities and other non-profit institutions operating in a broad range of industry sectors. See the "Business" section in Part I, Item 1 of this report for more information about our business, products and operations.

Overview

This overview discusses matters on which our management primarily focuses in evaluating our financial condition and operating performance.

Generation of revenue. We generate the vast majority of our revenue from sales of our data protection appliances. The balance of our revenue is provided by selling spare parts, rendering services to our customers and earning royalties on our licensed technology. Historically, most of our product sales have been made through private label arrangements with OEMs, and the remainder have been made through commercial distributors, DMRs and VARs in our branded channel. However, our strategy moving forward is to focus heavily on the delivery of new products to our branded channel, which historically has produced higher gross margins in comparison to OEM business.

Declining sales to HP. In August 2005, our largest OEM customer, Hewlett Packard Company (HP), notified us that it had selected an alternate supplier for its next-generation mid-range tape automation products. HP began purchasing the first product of this new line from the alternate supplier during the first quarter of calendar year 2006. Although HP will continue to purchase the tape automation products currently supplied by us for some time, the alternate supplier's product will eventually replace a significant portion of those purchases. Although we believe that sales to HP will continue to decline through fiscal 2008, HP has recently relaunched the tape automation products supplied by us with support for the new LTO4 tape drives and this may slow the rate of replacement of our supplied products by the alternate supplier's product.

Recent setbacks. During fiscal 2007, we experienced significant setbacks related to the outsourcing of our manufacturing to Sanmina-SCI Corporation (Sanmina), our supply contract with Dell Computer (Dell), and the commercialization of the technology we acquired from Zetta Systems, Inc. (Zetta):

- In September 2004, we announced our plan to outsource all of our manufacturing to Sanmina, a U.S. third party manufacturer. We completed this transfer in August 2005. During fiscal 2006, however, we failed to achieve the customer service levels, product quality and cost reductions we expected from the outsourcing. Additionally, we incurred a significant amount of redundant costs to support the outsourcing, which eroded our gross margins during the year. Consequently, we decided to bring manufacturing back to our San Diego facility and entered into a transition agreement with Sanmina effective September 2006. In February 2007, we completed the transfer of all production lines back to San Diego.

- In October 2006, we were notified by Dell of its intent to terminate the supply agreement under which we would supply it with our next generation tape library that was under development (ARCVault). Shipments of the tape libraries had not yet commenced but were expected to begin shortly.

- In August 2006, after a year of development, we launched our ULTAMUS Pro product which incorporated the technology we acquired from Zetta. We had planned to facilitate our entry into the primary protected disk market with ULTAMUS Pro, but this product failed to achieve market acceptance. In October 2006, we discontinued our research and development efforts on the Zetta technology, and recorded an impairment charge of $8.4 million in the first quarter of fiscal 2007.

Related in large part to the decline in HP revenue and the loss of the Dell agreement, for the fiscal year ended June 30, 2007, we reported net revenue of $160.4 million compared with $209.0 million for the prior fiscal year. The decline in net revenue and the increases in costs related to manufacturing and research and development resulted in a net loss for fiscal 2007 of $44.1 million, or $3.45 per share, compared with a net loss of $19.5 million, or $1.42 per share, a year earlier. These results also reflect lower than expected sales in our branded sales channel during fiscal 2007.

Positive trends. Despite the disappointing financial results in fiscal 2007, we have recently achieved a number of financial and operational objectives which we believe will assist us in our efforts to regain profitability:

- In the fourth quarter of fiscal 2007, our cash balance grew by $1.6 million to $22.8 million from $21.2 million, which is the first time in eight quarters that we have reported positive cash flow.

- Through a combination of cost reduction efforts and the completion of research and development cycles, in the fourth quarter of fiscal 2007, our operating expenses reached their lowest level in over three and a half years. Additionally, we projected we would reduce inventory levels by $4.0 million in the fourth quarter of 2007, and exceeded that target by reducing inventory levels by over $5.0 million. We continue to work to reduce costs, improve efficiencies and reduce inventory levels.

- In June 2007, we launched three new products: ULTAMUS RAID 4800, REO 4500 and REO 9100. Due to their introduction late in the fourth quarter, these products did not materially contribute to revenue in fiscal 2007. However, we expect these new products, together with additional new products we expect to launch in the first half of fiscal 2008, to improve results in our branded sales channel during fiscal 2008. We have also been working to update all of our REO products with new hardware platforms that we believe will (i) boost the speed and performance of these products, and (ii) be compliant with the European Union directive on the Restriction of the use of Certain Hazardous substances in Electrical and Electronic Equipment (RoHS).

- Having completed the transfer of manufacturing back to our headquarters in San Diego in February 2007, we believe our customer lead times have been reduced to target levels and that we have regained our reputation for timely delivery of quality products. We also believe we have eliminated the backlog issues that occurred during the outsourced period.

Liquidity and capital resources. Historically, our primary source of liquidity has been cash generated from operations. However, in fiscal 2007, we incurred a net loss of $44.1 million and the balance of cash, cash equivalents and short-term investments declined by $39.7 million compared to the balance at June 30, 2006. At June 30, 2007, we had $22.8 million of cash, cash equivalents and short-term investments, compared to $62.5 million at June 30, 2006. We have no other unused sources of liquidity at this time. Although we reported positive cash flow in the fourth quarter of fiscal 2007, we expect to continue to incur losses during fiscal 2008 as we introduce and market our new products. In fiscal 2008, cash management and preservation will be a top priority.

Industry trends. Historically, magnetic tape has been used for all forms of data backup and recovery, because magnetic tape was, and still is, the only cost-effective, "removable," high capacity storage media that can be taken off-site to ensure that data is safeguarded in case of disaster. For a number of years now, we have held a market-leading position in mid-range tape automation with our flagship NEO products, and sales of tape automation appliances have represented more than 75% of our revenue for each of the last three fiscal years. In the fourth quarter of fiscal 2005, we commenced development of ARCVault, our new tape automation platform. The first two products in the ARCVault family were launched in July 2006 with the final product launched in April 2007. Although we expect that tape solutions will continue to be the anchor of the data protection strategy at most companies, tape backup is time consuming and often unreliable and inefficient. The process of recovering data from tape is also time consuming and inefficient. Ultimately, we expect that tape will be relegated to an archival role for less-frequently accessed data, and that companies will focus more on disk-based solutions moving forward.

Recent Developments

- In August 2007, our board of directors appointed Vernon A. LoForti as our President and Chief Executive Officer, replacing Scott McClendon, who was serving as Interim President and Chief Executive Officer. Upon the recommendation of our nominating and governance committee, Mr. LoForti was also appointed as a member of our board of directors. Mr. LoForti has served as our Vice President and Chief Financial Officer since joining us in December 1995.

- In August 2007, our board of directors appointed Kurt L. Kalbfleisch as our Interim Chief Financial Officer, replacing Mr. LoForti as Chief Financial Officer. Mr. Kalbfleisch has been an employee of our company since December 1993, and most recently has served as our Vice President of Finance since July 2007, in which position he also continues to serve.

- Mr. McClendon remains as our Chairman of our Board. Because Mr. McClendon served as our Interim President and Chief Executive Officer for less than one year, our board of directors, after analysis and recommendation of our nominating and governance committee, determined that Mr. McClendon qualifies as an independent director under Nasdaq Marketplace Rule 4200(a)(15)

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including, but not limited to, those related to revenue recognition, share-based compensation, bad debts, inventories, intangible and other long-lived assets, warranty obligations, income taxes and restructuring charges. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales (excluding sales to distributors and certain OEM customers) is recognized upon shipment of products to our customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our warranty policy. Title and risk of loss transfer to the customer when the product leaves our dock. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because we are unable to estimate our exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn sold to the ultimate customer by the distributor. As part of our existing agreements with certain OEM customers, we ship products to various distribution hubs around the world and retain ownership of that inventory until it is pulled by these OEM customers to fulfill their customer orders, at which time revenue is recognized. For products in which software is essential to functionality, we recognize revenue in accordance with Statement of Position (SOP) No. 97-2, *Software Revenue Recognition.*

When there are multiple elements in an arrangement, we allocate revenue to the separate elements based on relative fair value, provided we have fair value for all elements of the arrangement. If in an arrangement we have fair value for undelivered elements but not the delivered element, we defer the fair value of the undelivered element(s) and the residual revenue is allocated to the delivered element(s). Undelivered elements typically include services. Revenue from extended warranty and product service contracts is initially deferred and recognized as revenue ratably over the contract period.

We have various licensing agreements relating to our Variable Rate Randomizer (VR^2) technology with third parties. As consideration for licensing our VR^2 technology, the licensees pay us a royalty fee for sales of their products that incorporate our VR^2 technology. On a periodic basis, the licensees provide us with reports that include the quantity of units, subject to royalty, sold to their end users. We record the royalty when reported to us by the licensee, generally in the period during which the licensee ships the products containing VR^2 technology. In certain instances, the customer has elected to purchase from us the Applications Specific Integrated Circuit (ASIC) chips embodying VR^2, which are priced to include the cost of the chip plus an embedded royalty fee; and revenue on ASIC chip sales is recorded as product revenue when earned, which under our FOB origin terms is upon shipment, of the underlying ASIC chip incorporating the VR^2 technology to the customer.

Share-Based Compensation

Share-based compensation expense can be significant to our results of operations, even though no cash is used for such expense. In determining period expense associated with unvested options, we estimate the fair value of each option at the date of grant. We use the Black-Scholes option pricing model to determine the fair value of the award. This model requires the input of highly subjective assumptions, including the expected volatility of our stock and the expected term the average employee will hold the option prior to the date of exercise. In addition, we estimate pre-vesting forfeitures for share-based awards that are not expected to vest. We primarily use historical data to determine the inputs and assumptions to be used in the Black-Scholes pricing model. Changes in these inputs and assumptions could occur and could materially affect the measure of estimated fair value and make it difficult to compare the results in future periods to our current results.

Allowance for Doubtful Accounts

We estimate our allowance for doubtful accounts based on an assessment of the collectibility of specific accounts and the overall condition of the accounts receivable portfolio. When evaluating the adequacy of the allowance for doubtful accounts, we analyze specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers' payment terms and/or patterns. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make additional payments, then we may need to make additional allowances. Likewise, if we determine that we could realize more of our receivables in the future than previously estimated, we would adjust the allowance to increase income in the period we made this determination. We review the allowance for doubtful accounts on a quarterly basis and record adjustments as considered necessary.

Inventory Valuation

We record inventories at the lower of cost or market. We assess the value of our inventories periodically based upon numerous factors including expected product or material demand, current market conditions, technological obsolescence, current cost and net realizable value. If necessary, we adjust our inventory for obsolete or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value. If actual market conditions are less favorable than what we projected, we may need to record additional inventory adjustments and adverse purchase commitments.

Business Acquisitions and Intangible Assets

Our business acquisitions typically result in recognition of intangible assets (acquired technology), which affect the amount of current and future period charges and amortization expenses, and in certain cases non-recurring charges associated with in-process research and development (IPR&D). We amortize our definite-lived intangible assets using the straight-line method over their estimated useful lives, while IPR&D is recorded as a non-recurring charge on the acquisition date.

The determination of the value of these components of a business combination, as well as associated asset useful lives, requires management to make various estimates and assumptions. Critical estimates in valuing intangible assets may include but are not limited to: future expected cash flows from product sales and services, maintenance agreements, and acquired development technologies and patents or trademarks; expected costs to develop the IPR&D into commercially viable products and estimated cash flows from projects when completed; the acquired company's brand awareness and market position, as well as assumptions about the period of time the acquired products and services will continue to be used in our product portfolio; and discount rates. Management's estimates of fair value and useful lives are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Unanticipated events and circumstances may occur and assumptions may change. Estimates using different assumptions could also produce significantly different results.

Impairment of Long-Lived Assets

We test for recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. When the carrying value is not considered recoverable, an impairment loss, for the amount by which the carrying value of a long-lived asset exceeds its fair value, is recognized with an offsetting reduction in the carrying value of the related asset(s). In such circumstances, we may incur material charges relating to the impairment of such asset. Fair value is generally determined based on the estimated future discounted cash flows over the remaining useful life of the asset or asset group using a discount rate determined by management to be commensurate with the risk inherent in our current business model. During the first quarter of fiscal 2007, we recorded an $8.4 million impairment charge related to acquired technology. See *Impairment of Acquired Technology* under the discussion of *Results of Operations* below. If the Company's future results are significantly different than forecasted, the Company may be required to further evaluate its long-lived assets for recoverability and such analysis could result in an impairment charge in a future period.

The assumptions supporting the cash flows, including the discount rates, are determined using management's best estimates as of the date of the impairment review. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets and future results of operations could be adversely affected.

Warranty Obligations

The Company provides for estimated future costs of warranty obligations in accordance with FASB Statement No. 5, *Accounting for Contingencies*, and discloses those obligations as required by FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*.

For return-to-factory and on-site warranties, we accrue for warranty costs at the time revenue is recognized based on contractual rights and on the historical rate of claims and costs to provide warranty services. If we experience an increase in warranty claims above historical experience or our costs to provide warranty services increase, we may be required to increase our warranty accrual. The impact of theses unforeseen increases may have an adverse impact on our gross margins in subsequent periods.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when a judgment is made that it is considered more likely than not that a tax benefit will not be realized. A decision to record a valuation allowance results in an increase in income tax expense or a decrease in income tax benefit (as we had in fiscal 2006). If the valuation allowance, recorded in fiscal 2006, is released in a future period, income tax expense will be reduced accordingly.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimates of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Restructuring Charges

In recent periods and over the past several years, we recorded restructuring charges related to the realignment and restructuring of our business operations. These charges represent expenses incurred in connection with certain cost reduction programs and acquisition integrations that we have implemented and consist of the cost of involuntary termination benefits, separation benefits and facilities charges.

The charges for severance and exit costs require the use of estimates, primarily related to the amount of severance and related benefits to be paid and the cost of exiting facilities.

We account for restructuring charges in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 establishes fair value as the objective for initial measurement of the liability. Restructuring charges we have incurred under SFAS No. 146 in recent years include severance and facilities charges.

Results of Operations

The following tables set forth certain financial data as a percentage of net revenue:

	Fiscal Year		
	2007	2006	2005
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	84.8	77.8	74.2
Gross profit	15.2	22.2	25.8
Operating expenses:			
Sales and marketing	20.2	18.1	14.6
Research and development	9.4	9.0	4.5
General and administrative	8.4	7.0	5.2
Impairment of acquired technology	5.2	—	—
In-process research and development	—	0.5	—
	43.2	34.6	24.3
(Loss) income from operations	(28.0)	(12.4)	1.5
Other income, net	0.7	1.2	0.7
(Loss) income before income taxes	(27.3)	(11.2)	2.2
Provision for (benefit from) income taxes	0.2	(1.9)	0.3
Net (loss) income	(27.5)	(9.3)	1.9

A summary of the sales mix by product follows:

	Fiscal Year		
	2007	2006	2005
Tape based products:			
NEO Series	66.2%	68.8%	75.0%
ARCvault	7.1	—	—
Others	1.2	7.4	9.1
	74.5	76.2	84.1
Service	10.3	5.1	2.0
Spare parts and other	8.0	10.8	8.8
Disk based (1)	6.4	6.5	4.2
VR^2	0.8	1.4	0.9
	100.0%	100.0%	100.0%

(1) Includes RESO SERIES and ULTAMUS SERIES products.

Fiscal 2007 Compared to Fiscal 2006

Net Revenue. Net revenue decreased to $160.4 million during fiscal 2007 from $209.0 million during fiscal 2006, a decrease of approximately $48.6 million, or 23.2%. The decline was primarily the result of lower sales to HP, but decreases in net revenue in our branded sales channel were also consistent throughout all of the regions (Americas, EMEA and APAC), partially offset by an increase in service revenue.

Product Sales

Net product revenue decreased to $142.4 million during fiscal 2007 from $196.5 million during fiscal 2006, a decrease of $54.1 million, or 27.5%.

Net product revenue from OEM customers decreased to $77.3 million during fiscal 2007 from $112.0 million during fiscal 2006. The decrease of $34.7 million, or 31.0%, is primarily associated with declining sales to HP. Net revenue from HP represented approximately 45.8% of total net revenue during fiscal 2007 compared to 49.7% of total net revenue during fiscal 2006.

Net product revenue from Overland branded products, excluding service revenue, decreased to $65.3 million during fiscal 2007 from $83.4 million during fiscal 2006. The decrease of approximately $18.1 million, or 21.7%, was primarily associated with (i) a $13.1 million decrease in revenue due to the discontinuation of our PowerLoader and LoaderXpress products, (ii) a $12.1 million decrease in our NEO product sales and (iii) a $3.9 million decrease in our REO product sales, primarily due to a limited supply of RoHS-compliant product which affected sales in Europe. These decreases were partially offset by $11.4 million of net product revenue generated from sales of our new ARCvault product which we introduced in early fiscal 2007.

Service

Net service revenue increased to $16.5 million during fiscal 2007 from $10.7 million during fiscal 2006. The increase of $5.8 million or 54.2% is associated with (i) a $2.9 million increase associated with an increase in the number of service contracts sold due to increased focus in this area and (ii) a $3.0 million increase in of out-of warranty services provided, primarily to HP.

Royalty Fees

Net royalty fees decreased to $1.5 million during fiscal 2007 from $1.8 million during fiscal 2006. The decrease of approximately $300,000 or 16.7% is primarily associated with lower VR^2 royalties occurring in fiscal 2007, partially offset by other royalty fees. VR^2 royalties during fiscal 2007 totaled approximately $1.4 million compared to $1.8 million during fiscal 2006.

Gross Profit. Overall gross profit decreased to $24.3 million during fiscal 2007 from $46.4 million during fiscal 2006, a decrease of approximately $22.1 million, or 47.6%.

Product Sales

Product gross profit decreased to $16.4 million, or 11.5%, for fiscal 2007 compared to $40.2 million, or 20.5%, for fiscal 2006. The increase in product gross profit is associated primarily with (i) significant under absorption of manufacturing costs arising from the transition of manufacturing back to San Diego and (ii) a $2.6 million increase in reserves taken for obsolete inventory. These increases were slightly offset by a $2.0 million decrease in amortization expense because of the impairment of the Zetta acquired technology. In addition, product gross profit was affected by decreased sales across all channels, especially OEM.

Service

Service gross profit for fiscal 2007 of $6.4 million increased from $4.4 million for fiscal 2006. The increase in service gross profit of $2.0 million, or 46.0%, is primarily associated with an increase in service revenue in fiscal 2007 from fiscal 2006, as noted above and related increases in outside repair costs.

Stock-Based Compensation. During fiscal-2007, we had a net reversal, or benefit, of $75,000 compared to $2.0 million of share-based compensation charges in fiscal 2006. The net reversal in fiscal 2007 resulted from significant pre-vesting forfeitures (in excess of amounts previously estimated) related to the forfeiture of options and restricted shares previously granted to two executives and individuals terminated as part of the October 2006 and April 2007 restructurings. The pre-vesting forfeitures resulted in the reversal of previously recognized share-based compensation expense and such reversal exceeded the amount of expense recorded for other awards during fiscal 2007.

Share-based compensation was allocated as follows (in thousands):

	Fiscal Year 2007	Fiscal Year 2006	Change
Cost of product revenue	$ 6	$ 13	$ (7)
Sales and marketing	(251)	621	(872)
Research and development	(99)	206	(305)
General and administrative	269	1,170	(901)
	$ (75)	$ 2,010	$(2,085)

Sales and Marketing Expense. Sales and marketing expense was $32.4 million during fiscal 2007, compared to $37.9 million during fiscal 2006. The decrease of approximately $5.5 million, or 14.5%, is primarily due to (i) a decrease of approximately $4.4 million in employee and related expenses (including travel and sales commissions) associated with a decrease in average headcount by 26 employees associated with our fiscal 2007 restructurings and realignment of our sales force, (ii) a $872,000 reduction in share-based compensation expense associated with a reversal of awards that canceled prior to vesting and a reduction of related expense under FIN No. 28 associated with our accelerated amortization methodology, (iii) a $667,000 decrease in contractor fees related to cost reduction initiatives and (iv) a $523,000 reduction in public relations expenses related to reduced promotional spending. These reductions were partially offset by an increase of $1.1 million in severance associated with our fiscal 2007 restructurings and other severance recorded in the first quarter of fiscal 2007.

Research and Development Expense. Research and development (R&D) expense was $15.0 million during fiscal 2007, compared to $18.8 million during fiscal 2006. The decrease of approximately $3.8 million, or 20.2%, is primarily due to (i) a $3.0 million decrease in employee and related expenses associated with a decrease in average headcount by 27 employees primarily associated with the closing of the office near Seattle, Washington, the April 2007 reduction in workforce and completion of scheduled R&D projects, (ii) a net decrease of $508,000 in development materials and tooling and demonstration items as a result of fewer continuing R&D projects, and (iii) a decrease of $305,000 of share-based compensation expense associated with a reversal of awards that canceled prior to vesting and a reduction of related expense under FIN No. 28 associated with our accelerated amortization methodology. These cost savings were partially offset by a $290,000 increase in severance primarily associated with our fiscal 2007 restructurings.

General and Administrative Expense. General and administrative expense was $13.4 million during fiscal 2007, compared to $14.6 million during fiscal 2006. The decrease of approximately $1.2 million, or 8.2%, is primarily due to (i) a $901,000 reduction in share-based compensation expense associated with a reversal of awards that canceled prior to vesting and a reduction of related expense under FIN No. 28 associated with our accelerated amortization methodology, and (ii) a $761,000 net reduction in legal fees. Our legal fees in fiscal 2006 were higher as a result of the accumulation of our shares by a competitor and related issues. These expense reductions were offset by (i) increased severance expenses of approximately $449,000 primarily related to the termination of our former president and chief executive officer, and (ii) a $198,000 increase in bad debt expense.

Impairment of Acquired Technology. In the first quarter of fiscal 2007, we recorded an impairment charge of $8.4 million related to the technology acquired from Zetta Systems, Inc. (Zetta) in August 2005. As discussed in Note 2 to the consolidated financial statements, management performed an impairment analysis of the technology acquired from Zetta, in accordance with SFAS No. 144, and concluded that the asset was not recoverable and that an impairment loss should be recognized as of September 30, 2006. The full amount of the remaining intangible asset balance as of September 30, 2006, or $8.4 million, was recorded as an impairment of acquired technology in the first quarter of fiscal 2007.

In-Process Research and Development. During fiscal 2006, a portion of the fair value of the assets acquired from Zetta was assigned to in-process research and development. We had no similar transactions in fiscal 2007.

Interest Income, net. During fiscal 2007, we generated net interest income of $1.7 million compared to $2.8 million during the same period of the prior fiscal year. The decrease of approximately $1.1 million or 39.3% is due to lower cash and investment balances when compared to the same period in fiscal 2006.

Other Income (Expense), net. During fiscal 2007, we incurred net other expense of $698,000 compared to $139,000 during fiscal 2006. The increase in other net expense is primarily associated with (i) an increase of $262,000 in realized losses on foreign currency transactions due to a weakening of the dollar compared to the euro and the British pound, and (ii) an increase in realized losses on our short-term investments to $264,000 in fiscal 2007 from $23,000 in fiscal 2006. Fiscal 2007 includes a $157,000 impairment charge under FSP FAS 115-1 and 124-1, with no comparable charge in fiscal 2006.

Provision for (Benefit from) Income Taxes. We recorded income tax expense of $275,000 during fiscal 2007 compared to an income tax benefit of $3.8 million during fiscal 2006. The change of approximately $4.1 million is primarily due to tax benefit recorded in fiscal 2006 for losses that were carried back to prior years' tax returns for refund claims. Fiscal 2007 tax expense is primarily due to tax expense related to earnings in our foreign operations.

Fiscal 2006 Compared to Fiscal 2005

Net Revenue. Net revenue decreased to $209.0 million during fiscal 2006 from $235.7 million during fiscal 2005, a decrease of approximately $26.7 million, or 11.3%. The decline was primarily the result of lower sales to HP, offset by (i) a 0.9% increase in sales of branded products and (ii) an increase in service revenue. We finished the year with a $5.0 million backlog due to production and inventory problems at our outsourced manufacturer which delayed shipping of products, principally to HP and to one of our Asia Pacific (APAC) OEM customers.

Product Sales

Net product revenue decreased to $196.5 million during fiscal 2006 from $229.1 million during fiscal 2005, a decrease of $32.6 million, or 14.2%.

Net product revenue from OEM customers decreased to $112.0 million during fiscal 2006 from $140.3 million during fiscal 2005. The decrease of $28.3 million, or 20.2%, was primarily due to the expected decline in shipments of our NEO products to HP and IBM as these customers begin to transition to alternate products sourced from other suppliers. Net revenue from HP represented approximately 49.7% of net revenue in fiscal 2006 compared to 54.3% of net revenue for fiscal 2005.

Net product revenue from Overland branded products, excluding service revenue, decreased to $83.4 million during fiscal 2006 from $88.6 million during fiscal 2005. The decrease of approximately $5.2 million, or 5.9%, was primarily associated with a 19.0% increase in sales of branded products in our APAC region offset by a 12.5% decline in sales within our EMEA (Europe, Middle East and Africa) region.

Service

Net service revenue increased to $10.7 million during fiscal 2006 from $4.6 million during fiscal 2005. The increase of $6.1 million or 132.6% is associated with a $6.8 million increase in out-of warranty services provided, primarily to HP, partially offset by approximately a $700,000 decrease in the number of service contracts sold.

Royalty Fees

Net royalty fees decreased to $1.8 million during fiscal 2006 from $2.0 million during fiscal 2005. The decrease of approximately $200,000 or 10.0% is associated with lower VR^2 royalties.

Gross Profit. Gross profit decreased from $60.9 million during fiscal 2005 to $46.4 million during fiscal 2006, a decrease of approximately $14.5 million or 23.8%.

Product Sales

Product gross profit decreased to $40.2 million, or 20.5%, during of fiscal 2006 compared to $57.9 million, or 25.3%, during fiscal 2005 and was negatively affected by (i) redundant costs to support Sanmina and (ii) amortization expense of $2.7 million related to the technology acquired from Zetta. In addition, gross profit was negatively affected by increased materials and labor costs, partially offset by a decrease in other cost of product revenue.

Service

Service gross profit increased to $4.4 million, or 41.1%, for fiscal 2006 from $1.1 million, or 23.3%, for fiscal 2005. The increase in gross profit of $3.3 million, or 310.3%, showed significant improvement in material gross margins offset by a slight decrease in other cost of service revenue.

Share-Based Compensation. During fiscal 2006, we recorded $2.0 million of share-based compensation charges associated with the adoption of SFAS No. 123(R), of which $13,000 was allocated to cost of revenue, $621,000 was allocated to sales and marketing, $206,000 to research and development and $1.2 million to general and administrative expenses.

Sales and Marketing Expense. Sales and marketing expenses increased to $37.9 million during fiscal 2006 from $34.4 million during fiscal 2005. The increase of approximately $3.5 million or 10.3% was primarily associated with increased compensation expense of approximately $3.1 million associated with an increase in headcount of 10 employees and $615,000 in share-based compensation expense not included in fiscal 2005, partially offset by reduced promotional spending of approximately $888,000.

Research and Development Expense. Research and development expenses increased to $18.8 million during fiscal 2006 from $10.7 million during fiscal 2005. The increase of approximately $8.1 million or 75.5% was primarily due to a $5.7 million increase in compensation costs associated with (i) an increase in headcount resulting from the acquisition of the Zetta development team and (ii) $1.6 million in costs related to development of ARCvault.

General and Administrative Expense. General and administrative expenses increased to $14.6 million during fiscal 2006 from $12.3 million during fiscal 2005. The increase of approximately $2.3 million or 18.2% was primarily due to (i) $1.1 million share-based compensation costs not included in the prior year period, (ii) $902,000 in higher than expected legal fees due to the accumulation of our shares in early fiscal 2006 by a competitor, (iii) $105,000 severance costs, and (iv) $197,000 in increased IT spending, partially offset by a reduction in readiness costs associated with Section 404 of the Sarbanes-Oxley Act of 2002.

In-Process Research and Development. The purchase price of our acquisition of Zetta was assigned to the fair value of the assets acquired, including in-process research and development. As of the acquisition date, technological feasibility of the in-process technology had not been established. Therefore, the in-process research and development of $1.1 million was recorded as expense at the date of the acquisition.

The amount of the purchase price allocated to in-process research and development was based on established valuation techniques used in the technology industry. The fair value assigned to the acquired in-process research and development was determined using the income approach, which discounts projected future cash flows to present value. The key assumptions used in the valuation included, among others, expected completion date of the in-process projects identified as of the acquisition date, estimated costs to complete the projects, revenue contributions and expense projections assuming the resulting product has entered the market, and discount rate based on the risks associated with the development life cycle of the acquired in-process technology.

Interest Income. Interest income increased to $2.8 million during fiscal 2006 from $1.6 million during fiscal 2005. The increase of approximately $1.2 million or 71.8% is due to higher average yields when compared to fiscal 2005.

(Benefit from) Provision for Income Taxes. We recorded an income tax benefit of $3.8 million for fiscal 2006 compared to income tax expense of $490,000 for fiscal 2005. The change of approximately $4.3 million is primarily due to our loss in fiscal 2006 versus income in fiscal 2005, partially offset by the impact of recording a full valuation allowance, against our net deferred tax assets, for fiscal 2006. The benefit of $3.8 million recorded in fiscal 2006 represents the current benefit earned for losses that can be carried back to prior years' tax returns for refund claims.

Liquidity and Capital Resources

At June 30, 2007, we had $22.8 million of cash, cash equivalents and short-term investments, compared to $62.5 million at June 30, 2006. We have no other unused sources of liquidity at this time.

Historically, our primary source of liquidity has been cash generated from operations. However, we have incurred losses in recent periods and negative cash flows during the current fiscal year. As of or for the year ended June 30, 2007, we had an accumulated deficit of $18.8 million, incurred a net loss of $44.1 million and the balance of cash, cash equivalents and short-term investments declined by $39.7 million compared to the balance at June 30, 2006. We operate in a highly competitive market characterized by rapidly changing technology. During fiscal 2008, we expect to continue to incur losses as we introduce and market our new products. However, we expect to increase inventory turns and further reduce our inventory levels. Management expects that this reduction in inventory levels, our current balance of cash, cash equivalents and short-term investments, and anticipated funds from operations will be sufficient to fund our operations for the twelve months following the balance sheet date. We need to generate additional revenue, improve our gross profit margins and reduce operating expenses to be profitable in future periods. Our recent history of net losses could cause current or potential customers to defer new orders with us or select other vendors, and may cause suppliers to require terms that are unfavorable to us. Failure to achieve profitability, or maintain profitability if achieved, may require us to raise additional funding which (i) could have a material adverse effect on the market value of our common stock, (ii) we may not be able to obtain in the necessary time frame to avoid disruptions to our business or on terms favorable to us, if at all, or (iii) may be inadequate to enable us to continue to conduct business. If needed, failure to raise such additional funding may adversely affect our ability to achieve our longer term business objectives.

During fiscal 2007, we used cash in operating activities of approximately $34.2 million compared to cash provided from operating activities in fiscal 2006 and 2005 of $7.3 million and $8.3 million, respectively. The change from fiscal 2006 to 2007 of $41.5 million is primarily attributed to our increased net loss, offset by a non-cash impairment of acquired technology of $8.4 million. From fiscal 2005 to 2006, there was a change of $1.0 million in cash provided by operating activities. This change was primarily the result of our net loss in fiscal 2006 compared to net income in fiscal 2005.

During fiscal 2007 and 2006, we generated cash from investing activities of $33.7 million and $16.0 million, respectively, compared to cash used in investing activities of $18.1 million during fiscal 2005. During fiscal 2007 and 2006 we liquidated some of our investments to support our operations. In fiscal 2006, we used $8.9 million to acquire Zetta with no other similar acquisitions in fiscal 2007 or 2005. During fiscal 2007, 2006 and 2005, capital expenditures totaled $3.2 million, $4.0 million and $3.4 million, respectively. During fiscal 2007, such expenditures were primarily associated with computers, machinery and equipment to support new product development and transitioning manufacturing in-house. During fiscal 2006 and 2005, capital expenditures were comprised primarily of software and tooling equipment.

We used cash in our financing activities of $2.6 million during fiscal 2007 compared to $8.5 million during fiscal 2006 and cash provided by financing activities in fiscal 2005 of $2.6 million. During fiscal 2007, 2006 and 2005 we used cash of $2.7 million, $10.8 million and $309,000, respectively to repurchase 373,000 shares, 1.3 million shares and 32,500 shares of our stock under our repurchase program. These uses of cash were offset by proceeds from the issuance of common stock under our 1996 ESPP and 2006 ESPP and upon exercise of stock options for proceeds of $142,000, $2.3 million and $2.9 million in fiscal 2007, 2006 and 2005, respectively. Proceeds from the issuance of common stock under our 1996 ESPP and 2006 ESPP and upon exercise of stock options have decreased due to the decrease in our stock price since fiscal 2005 and the change in the purchase price of our ESPP.

In October 2005, our board of directors expanded our share repurchase program to allow for the purchase of up to 2.5 million shares of our common stock on the open market or through negotiated transactions. In October 2006, our board of directors terminated our share repurchase program and there were no share repurchases after the first quarter of fiscal 2007. During fiscal 2007 and fiscal 2006, an aggregate of approximately 373,000 shares and 1.3 million shares were repurchased at a cost of approximately $2.7 million and $10.8 million, respectively.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements or significant guarantees to third parties that are not fully recorded in our consolidated balance sheets or fully disclosed in the notes to our consolidated financial statements.

Contractual Obligations

The following schedule summarizes our contractual obligations to make future payments at June 30, 2007 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Operating lease obligations (1)	$24,945	$ 3,496	$ 6,896	$ 7,106	$ 7,447
Purchase obligations (2)	9,270	8,506	764		
Total contractual obligations	$34,215	$12,002	$ 7,660	$ 7,106	$ 7,447

(1) Represents contractual lease obligations under non-cancellable operating leases on our San Diego; Wokingham England; Paris, France; and Singapore facilities

(2) Represents purchase orders for inventory and non-inventory items entered into prior to June 30, 2007, with purchase dates extending beyond July 1, 2007. The obligations are not necessarily non-cancellable.

Inflation

Inflation has not had a significant impact on our operations during the periods presented. Historically we have been able to pass on to our customers increases in raw material prices caused by inflation. If at any time we cannot pass on such increases, our margins could suffer. Our exposure to the effects of inflation could be magnified by the concentration of OEM business, where our margins tend to be lower.

Recently Issued Accounting Pronouncements

See Note 1 to our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk in the areas of changes in U.S. interest rates and changes in foreign currency exchange rates as measured against the U.S. dollar. These exposures are directly related to our normal operating and funding activities. Historically, we have not used derivative instruments or engaged in hedging activities.

Interest Rate Risk. All of our fixed income investments are classified as available-for-sale and therefore reported on the balance sheet at market value. Changes in the overall level of interest rates affect our interest income that is generated from our investments. For fiscal 2007, total interest income was $1.7 million with investments yielding an annual average of 5.1% on a worldwide basis. The interest rate level was up approximately 100 basis points from 4.1% in fiscal 2006. If a comparable increase or decrease in overall interest rates (100 basis points) were to occur in fiscal 2008, our interest income would increase or decrease approximately $322,000, assuming consistent investment levels.

The table below presents the cash, cash equivalents and short-term investment balances and related weighted-average interest rates at the end of fiscal 2007. The cash, cash equivalents and short-term investment balances approximate fair value (in thousands):

	Approximate Market Value	Weighted-Average Interest Rate
Cash and cash equivalents	$ 17,503	4.7%
Short-term investments:		
Less than 1 year	—	—
Due in 1 – 2 years	—	—
Due in 2-5 years	329	4.0%
Due after 5 years	4,993	5.2%
	$ 22,825	4.8%

The table above includes the U.S. dollar equivalent of cash, cash equivalents and short-term investments, including $1.2 million and $318,000 equivalents denominated in the British pound and the euro, respectively.

Foreign Currency Risk. We conduct business on a global basis and essentially all of our products sold in international markets are denominated in U.S. dollars. Historically, export sales have represented a significant portion of our sales and are expected to continue to represent a significant portion of sales.

Our wholly-owned subsidiaries in the United Kingdom, France and Germany incur costs which are denominated in local currencies. As exchange rates vary, these results when translated into U.S. dollars may vary from expectations and adversely impact overall expected results. The effect of exchange rate fluctuations on our results during fiscal 2007 was not material.

Item 8. Financial Statements and Supplementary Data.

Our consolidated financial statements and supplementary data required by this item are set forth at the pages indicated in Item 15(a)(1) and 15(a)(2), respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Not applicable.

Item 9A(T). Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Internal Control Over Financial Reporting

As our fiscal year ended before December 15, 2007 and we are not an "accelerated filer" or "large accelerated filer" (as those terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended), this annual report does not include a report of management's assessment of the effectiveness of our internal control over financial reporting or an attestation report of our independent registered public accounting firm, as permitted by temporary rules established by the Securities and Exchange Commission.

Changes in Internal Control over Financial Reporting

As of the end of fiscal 2006, and through the first three quarters of fiscal 2007, we reported a material weakness in internal control over financial reporting related to the completeness and accuracy of accounts payable and accrued expenses. Through the implementation of new processes and procedures, management believes the previously reported material weakness has been remediated as of the end of the period covered by this annual report.

As discussed above with respect to the remediation of the material weaknesses, there were changes in our internal control over financial reporting during the fiscal quarter ended July 1, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is included under the captions entitled "Election of Directors," "Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our proxy statement to be filed for our 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

We have adopted the Overland Storage, Inc. Code of Business Conduct and Ethics, a Code that applies to our directors, officers and employees. A copy of the Code of Business Conduct and Ethics is publicly available on our website at www.overlandstorage.com. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the code applying to our principal executive officer or our principal financial or accounting officer, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K.

Item 11. Executive Compensation.

The information required by this item will be contained in our proxy statement to be filed for our 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will be contained in our proxy statement to be filed for our 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be contained in our proxy statement to be filed for our 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this item will be contained in our proxy statement to be filed for our 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) **Financial Statements.** The following consolidated financial statements of Overland Storage, Inc. and report of independent registered public accounting firm are included in a separate section of this report at the page numbers so indicated:

(a)(2) **Financial Statement Schedules.**

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

(a)(3) **Exhibits**

2.1 Agreement and Plan of Merger dated June 20, 2003 among Overland, Okapi Acquisition Co., Inc. and Okapi Software, Inc. (incorporated by reference to the Company's Form 10-K filed September 26, 2003). ++

2.2 Agreement and Plan of Merger dated August 8, 2005 among Overland, Zeppole Acquisition Corp. and Zetta Systems, Inc. (incorporated by reference to the Company's Form 10K filed September 15, 2005). ++

3.1 Amended and Restated Articles of Incorporation (incorporated by reference to the Company's Form 10-K filed September 27, 2002).

3.2 Certificate of Amendment of Articles of Incorporation (incorporated by reference to the Company's Form 10-Q filed February 10, 2006).

3.3 Amended and Restated Bylaws (incorporated by reference to the Company's Form 8-K filed August 26, 2005).

3.4 Certificate of Amendment of Bylaws (incorporated by reference to the Company's Form 8-K filed April 30, 2007).

4.1 Specimen stock certificate (incorporated by reference to the Company's Form 10-K filed September 27, 2002).

4.2 Shareholder Rights Agreement dated August 22, 2005 between Overland and Wells Fargo Bank, N.A., as Transfer Agent (incorporated by reference to the Company's Form 8-K filed August 26, 2005).

10.1 San Diego Headquarters Facility Lease dated October 12, 2000 between Overland and LBA-VIF One, LLC (incorporated by reference to the Company's Form 10-Q filed February 14, 2001).

10.2 First Amendment to Lease dated January 18, 2001 between Overland and LBA Overland, LLC, as successor-in-interest to LBA-VIF One, LLC (incorporated by reference to the Company's Form 10-K filed September 28, 2001).

10.3 Second Amendment to Lease dated March 8, 2001 between Overland and LBA Overland, LLC (incorporated by reference to the Company's Form 10-K filed September 28, 2001).

10.4 Business Loan Agreement dated November 28, 2001 between Overland and Comerica Bank-California (incorporated by reference to the Company's Form 10-Q filed February 13, 2002).

10.5 Security Agreement dated November 28, 2001 between Overland and Comerica Bank-California (incorporated by reference to the Company's Form 10-Q filed February 13, 2002).

10.6 Master Revolving Note dated November 28, 2001 between Overland and Comerica Bank-California (incorporated by reference to the Company's Form 10-Q filed February 13, 2002).

10.7 Variable Rate-Single Payment Note dated November 28, 2001 between Overland and Comerica Bank-California (incorporated by reference to the Company's Form 10-Q filed February 13, 2002).

10.8 First Modification to Business Loan Agreement dated August 13, 2002 between Overland and Comerica Bank-California (incorporated by reference to the Company's Form 10-Q filed November 13, 2002).

10.9 Loan Modification to Business Loan Agreement dated August 30, 2002 between Overland and Comerica Bank-California (incorporated by reference to the Company's Form 10-K filed September 10, 2004).

10.10 Second Modification to Business Loan Agreement and Addendum A dated September 10, 2003 between Overland and Comerica Bank-California (incorporated by reference to the Company's Form 10-Q filed February 10, 2004).

10.11 Loan Revision/Extension Agreement dated September 10, 2003 between Overland and Comerica Bank-California (incorporated by reference to the Company's Form 10-Q filed February 10, 2004).

10.12 Third Modification to Business Loan Agreement dated October 25, 2004 between Overland and Comerica Bank-California (incorporated by reference to the Company's Form 10-Q filed February 11, 2005).

10.13 Loan Revision/Extension Agreement dated October 22, 2004 between Overland and Comerica Bank-California (incorporated by reference to the Company's Form 10-Q filed February 11, 2005).

10.14 Fourth Modification to Business Loan Agreement dated November 8, 2005 between Overland and Comerica Bank (incorporated by reference to the Company's Form 10-Q filed February 10, 2006).

10.15 Product Purchase Agreement No. 1585-042103 dated July 31, 2003 between Overland and Hewlett Packard Company (incorporated by reference to the Company's Form 10-Q filed February 10, 2004). +

10.16 Addendum to Product Purchase Agreement No. 1585-042103 effective July 30, 2006 between Overland and Hewlett Packard Company (incorporated by reference to the Company's Form 10-K filed September 15, 2006).

10.17 Manufacturing Services Agreement between Overland Storage, Inc. and Sanmina-SCI Corporation effective as of November 23, 2004 (incorporated by reference to the Company's Form 10-Q filed February 11, 2005). +

10.18 Amendment No. 1 to Manufacturing Services Agreement between Overland Storage, Inc. and Sanmina-SCI Corporation effective as of May 30, 2005 (incorporated by reference to the Company's Form 10K filed September 15, 2005). +

10.19 Transition Amendment dated September 29, 2006 between Overland Storage, Inc. and Sanmina-SCI Corporation (incorporated by reference to the Company's Form 10-Q filed November 8, 2006).+

10.20* Form of Indemnification Agreement entered into between Overland and each of its directors and officers (incorporated by reference to the Company's Form 10-Q filed February 13, 2002).

10.21* Form of Retention Agreement entered into between Overland and each of its executive officers (incorporated by reference to the Company's Form 10-K filed September 28, 2001).

10.22* Letter Agreement dated November 22, 2005 between Overland and Christopher Calisi (incorporated by reference to the Company's Form 8-K filed November 29, 2005).

10.23* Separation Agreement, General Release and Consulting Agreement with Christopher P. Calisi dated November 6, 2006 (incorporated by reference to the Company's Form 8-K filed November 7, 2006).

10.24* Employment Agreement dated December 4, 2000 between Overland and Vernon A. LoForti (incorporated by reference to the Company's Form 10-Q filed February 14, 2001).

10.25* Separation and General Release Agreement dated July 24, 2006 between Overland and George Karabatsos (incorporated by reference to the Company's Form 8-K filed July 24, 2006).

10.26* Second Amendment to 1995 Stock Option Plan (incorporated by reference to the Company's Form S-8 Registration Statement No. (333-41754) filed July 19, 2000).

10.27* Form of Stock Option Agreement for options granted under the 1995 Stock Option Plan (incorporated by reference to the Company's Form 10-K filed September 28, 2001).

10.28* First Amendment to 1997 Executive Stock Option Plan (incorporated by reference to the Company's Form S-8 Registration Statement No. (333-41754) filed July 19, 2000).

10.29* Form of Stock Option Agreement for options granted under the 1997 Executive Stock Option Plan (incorporated by reference to the Company's Form 10-K filed September 28, 2001).

10.30* 2000 Stock Option Plan, as amended and restated (incorporated by reference to the Company's Form 10-K filed September 27, 2002).

10.31* Form of Notice of Stock Option Award and Stock Option Award Agreement for options granted under 2000 Stock Option Plan (incorporated by reference to the Company's Form 10-Q filed May 15, 2001).

10.32* 2001 Supplemental Stock Option Plan (incorporated by reference to the Company's Form S-8 Registration Statement No. (333-75060) filed December 13, 2001).

10.33* Form of Notice of Stock Option Award and Stock Option Award Agreement for options granted under 2001 Supplemental Stock Option Plan (incorporated by reference to the Company's Form 10-K filed September 27, 2002).

10.34* 2003 Equity Incentive Plan, as amended (incorporated by reference to the Company's Form 10-Q filed February 11, 2005).

10.35* Form of Stock Option Agreement for options granted to senior officers under the 2003 Equity Incentive Plan (incorporated by reference to the Company's Form 10-Q filed February 10, 2004).

10.36* Form of Stock Option Agreement for options granted to outside directors under the 2003 Equity Incentive Plan (incorporated by reference to the Company's Form 10-Q filed February 10, 2004).

10.37* Form of Standard Stock Option Agreement for options granted under the 2003 Equity Incentive Plan (incorporated by reference to the Company's Form 10-Q filed February 10, 2004).

10.38* Form of Restricted Stock Agreement for restricted stock granted under the 2003 Equity Incentive Plan (incorporated by reference to the Company's Form 10K filed September 15, 2005).

10.39* Amended and Restated 1996 Employee Stock Purchase Plan as amended August 22, 2005 (incorporated by reference to the Company's Form 10Q filed November 14, 2005).

10.40* 2006 Employee Stock Purchase Plan (incorporated by reference to the Company's Form S-8 Registration Statement No. (333-139064) filed December 1, 2006).

10.41* Separation and General Release Agreement dated March 31, 2006 between Overland and Diane Gallo (incorporated by reference to the Company's Form 8-K filed March 22, 2006).

10.42* Summary Sheet of Director and Executive Officer Compensation.

21.1 Subsidiaries of the Company.

23.1 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

24.1 Power of Attorney (included on signature page).

31.1 Certification of Vernon A. LoForti, President and Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Kurt L. Kalbfleisch, Vice President of Finance and Interim Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by Vernon A. LoForti, President and Chief Executive Officer, and Kurt L. Kalbfleisch, Vice President of Finance and Interim Chief Financial Officer.

+ The Company has requested confidential treatment for certain portions of this exhibit.

++ Certain schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of the omitted schedules and similar attachments will be provided supplementally to the SEC upon request.

* Management contract or compensation plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OVERLAND STORAGE, INC.

Dated: August 23, 2007

By:/s/ VERNON A. LoFORTI
Vernon A. LoForti
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Vernon A. LoForti and Kurt L. Kalbfleisch, jointly and severally, as his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this annual report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ VERNON A. LoFORTI Vernon A. LoForti	President, Chief Executive Officer and Director (Principal Executive Officer)	August 23, 2007
/s/ KURT L. KALBFLEISCH Kurt L. Kalbfleisch	Vice President of Finance and Interim Chief Financial Officer (Principal Financial and Accounting Officer)	August 23, 2007
/s/ ROBERT A. DEGAN Robert A. Degan	Director	August 23, 2007
/s/ SCOTT McCLENDON Scott McClendon	Chairman of the Board	August 23, 2007
/s/ WILLIAM MILLER William Miller	Director	August 23, 2007
/s/ MICHAEL NORKUS Michael Norkus	Director	August 23, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Overland Storage, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Overland Storage, Inc. and its subsidiaries at July 1, 2007 and July 2, 2006, and the results of their operations and their cash flows for each of the three years in the period ended July 1, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for share-based payments during the year ended July 2, 2006.

PricewaterhouseCoopers LLP
San Diego, California
August 20, 2007

OVERLAND STORAGE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 30, 2007	June 30, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 17,503	$ 20,315
Short-term investments	5,322	42,197
Accounts receivable, less allowance for doubtful accounts of $374 and $436 as of June 30, 2007 and 2006, respectively	22,572	30,321
Inventories	20,556	14,978
Deferred tax assets	185	2,147
Other current assets	6,953	9,114
Total current assets	73,091	119,072
Property and equipment, net	11,052	11,026
Intangible assets, net	1,731	12,615
Other assets	2,179	2,056
Total assets	$ 88,053	$144,769
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 8,094	$ 17,399
Accrued liabilities	15,773	15,330
Accrued payroll and employee compensation	3,122	4,277
Income taxes payable	402	278
Accrued warranty	6,134	5,407
Total current liabilities	33,525	42,691
Deferred tax liabilities	185	2,147
Other long-term liabilities	5,233	4,493
Total liabilities	38,943	49,331
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Common stock, no par value, 45,000 shares authorized; 12,748 and 13,230 shares issued and outstanding, as of June 30, 2007 and 2006, respectively	67,841	70,496
Accumulated other comprehensive income (loss)	91	(347)
(Accumulated deficit) retained earnings	(18,822)	25,289
Total shareholders' equity	49,110	95,438
Total liabilities and shareholders' equity	$ 88,053	$144,769

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Fiscal Year		
	2007	2006	2005
Net revenue:			
Product revenue	$142,416	$196,527	$229,103
Service revenue	16,501	10,680	4,592
Royalty fees	1,526	1,831	1,992
	160,443	209,038	235,687
Cost of product revenue	126,003	156,298	171,247
Cost of service revenue	10,097	6,294	3,523
Gross profit	24,343	46,446	60,917
Operating expenses:			
Sales and marketing	32,391	37,940	34,382
Research and development	14,999	18,752	10,687
General and administrative	13,387	14,564	12,324
Impairment of acquired technology	8,411	—	—
In-process research and development	—	1,121	—
	69,188	72,377	57,393
(Loss) income from operations	(44,845)	(25,931)	3,524
Other income (expense):			
Interest income	1,709	2,771	1,613
Interest expense	(2)	(12)	(76)
Other (expense) income, net	(698)	(139)	7
(Loss) income before income taxes	(43,836)	(23,311)	5,068
Provision for (benefit from) income taxes	275	(3,825)	490
Net (loss) income	$ (44,111)	$ (19,486)	$ 4,578
Net (loss) income per share:			
Basic	$ (3.45)	$ (1.42)	$ 0.33
Diluted	$ (3.45)	$ (1.42)	$ 0.32
Shares used in computing net (loss) income per share:			
Basic	12,799	13,716	13,899
Diluted	12,799	13,716	14,429

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME
(in thousands)

	Common Stock		Accumulated Other Comprehensive (Loss) Income	Deferred Compensation	(Accumulated Deficit) Retained Earnings	Total Shareholders' Equity
	Shares	Amount				
Balance at June 30, 2004	13,694	$73,573	$ (256)	$ —	$ 40,197	$ 113,514
Stock option and purchase plans	362	2,972	—	—	—	2,972
Issuance of restricted stock	100	—	—	—	—	—
Deferred compensation	—	543	—	(463)	—	80
Repurchase of common stock	(33)	(309)	—	—	—	(309)
Tax benefits from exercise of stock options	—	715	—	—	—	715
Comprehensive income:						
Net income	—	—	—	—	4,578	4,578
Foreign currency translation	—	—	24	—	—	24
Unrealized loss on short-term investments	—	—	(80)	—	—	(80)
Total comprehensive income	—	—	—	—	—	4,522
Balance at June 30, 2005	14,123	77,494	(312)	(463)	44,775	121,494
Reverse deferred compensation upon adoption of SFAS No. 123(R)	—	(463)	—	463	—	—
Stock option and purchase plans	349	2,258	—	—	—	2,258
Issuance of restricted stock, net	61	—	—	—	—	—
Repurchase of common stock	(1,303)	(10,804)	—	—	—	(10,804)
Share-based compensation expense	—	2,011	—	—	—	2,011
Comprehensive loss:						
Net loss	—	—	—	—	(19,486)	(19,486)
Foreign currency translation	—	—	136	—	—	136
Unrealized loss on short-term investments	—	—	(171)	—	—	(171)
Total comprehensive loss	—	—	—	—	—	(19,521)
Balance at June 30, 2006	13,230	70,496	(347)	$ —	25,289	95,438
Stock option and purchase plans	26	142	—	—	—	142
Cancellation of restricted stock	(135)	—	—	—	—	—
Repurchase of common stock	(373)	(2,722)	—	—	—	(2,722)
Share-based compensation benefit	—	(75)	—	—	—	(75)
Comprehensive loss:						
Net loss	—	—	—	—	(44,111)	(44,111)
Foreign currency translation	—	—	154	—	—	154
Reclassification adjustment for unrealized loss on available-for-sale securities	—	—	284	—	—	284
Total comprehensive loss	—	—	—	—	—	(43,673)
Balance at June 30, 2007	12,748	$67,841	$ 91	$ —	$ (18,822)	$ 49,110

See accompanying notes to consolidated financial statements.

OVERLAND STORAGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year		
	2007	2006	2005
Operating activities:			
Net (loss) income	$(44,111)	$(19,486)	$ 4,578
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:			
Impairment of acquired technology	8,411	—	—
Depreciation and amortization	5,630	6,884	4,289
Deferred tax provision	(146)	(1,429)	(1,071)
Provision for losses on accounts receivable	368	159	97
Acquired in-process research and development	—	1,121	—
Tax benefits from exercise of stock options	—	—	715
Share-based compensation	(75)	2,011	109
Realized loss (gain) on short-term investments	264	23	(2)
Amortization of discount on short-term investments	28	122	147
Loss on disposal of property and equipment	19	17	35
Changes in operating assets and liabilities, net of effects of acquisition:			
Accounts receivable	7,381	7,223	(4,006)
Inventories	(5,578)	4,130	(3,982)
Accounts payable and accrued liabilities	(8,135)	3,324	11,650
Accrued payroll and employee compensation	(1,155)	282	866
Other assets and liabilities, net	2,902	2,875	(5,172)
Net cash (used in) provided by operating activities	(34,197)	7,256	8,253
Investing activities:			
Purchases of short-term investments	(48,525)	(69,878)	(114,218)
Proceeds from maturities of short-term investments	77,754	95,922	95,252
Proceeds from sales of short-term investments	7,709	2,832	4,316
Capital expenditures	(3,202)	(3,972)	(3,406)
Net cash payments to acquire the stock of Zetta Systems, Inc	—	(8,857)	—
Net cash provided by (used in) investing activities	33,736	16,047	(18,056)
Financing activities:			
Proceeds from the exercise of stock options and the sale of stock under the 1996 employee stock purchase plan	142	2,258	2,943
Repurchase of common stock	(2,722)	(10,804)	(309)
Net cash (used in) provided by financing activities	(2,580)	(8,546)	2,634
Effect of exchange rate changes on cash	229	60	24
Net (decrease) increase in cash and cash equivalents	(2,812)	14,817	(7,145)
Cash and cash equivalents, beginning of year	20,315	5,498	12,643
Cash and cash equivalents, end of year	$ 17,503	$ 20,315	$ 5,498
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 355	$ 735	$ 2,555
Cash paid for interest	$ 2	$ 9	$ —
Non-cash investing activities:			
Change in net unrealized loss on short-term investments	$ 355	$ 171	$ 80
Capital expenditures received not paid as of year end	$ —	$ 709	$ —

See accompanying notes to consolidated financial statements

OVERLAND STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Overland Storage, Inc. (We, Overland or the Company) was incorporated on September 8, 1980, under the laws of the State of California. For more than 25 years we have delivered data protection solutions designed for backup and recovery to ensure business continuity. Historically, we have focused on delivering a portfolio of tape automation solutions including loader and library systems designed for small and medium-sized business computing environments.

The Company operates and reports using a 52-53 week fiscal year with each quarter ending on the Sunday closest to the calendar quarter. For ease of presentation, the Company's last fiscal year is considered to end on June 30, 2007. For example, references to fiscal 2007, 2006 and 2005 refer to the fiscal year ended July 1, 2007, July 2, 2006 and July 3, 2005, respectively. Fiscal 2007, 2006 and 2005 contained 52 weeks, 52 weeks and 53 weeks, respectively.

During the fourth quarter of fiscal 2006, the Company recorded certain amounts relating to prior 2006 quarters and prior years resulting in a reduction of its net loss by $313,000 ($0.03 per share) and $324,000 ($0.02 per share) for the quarter and year ended July 2, 2006, respectively. The Company concluded that the amounts were not material to any previously-reported annual or interim period nor was the cumulative amount material to the current fiscal year. As such, the amounts were recorded in the fourth quarter of fiscal 2006 and prior periods were not restated.

We have incurred losses in recent periods and negative cash flows during the current fiscal year. As of or for the year ended June 30, 2007, we had an accumulated deficit of $18.8 million, incurred a net loss of $44.1 million and the balance of cash, cash equivalents and short-term investments declined by $39.7 million compared to the balance at June 30, 2006. We operate in a highly competitive market characterized by rapidly changing technology. Total cash, cash equivalents and short-term investments as of June 30, 2007 was $22.8 million. We have no other unused sources of liquidity at this time. During fiscal 2008, we expect to continue to incur losses as we introduce and market our new products. However, we expect to increase inventory turns and further reduce our inventory levels. Although there can be no assurance, management expects that this reduction in inventory levels, our current balance of cash and short-term investments, and anticipated funds from operations will be sufficient to fund our operations for the twelve months following the balance sheet date. We need to generate additional revenue, improve our gross profit margins and reduce operating expenses to be profitable in future periods. Our recent history of net losses could cause current or potential customers to defer new orders with us or select other vendors, and may cause suppliers to require terms that are unfavorable to us. Failure to achieve profitability, or maintain profitability if achieved, may require us to raise additional funding which (i) could have a material adverse effect on the market value of our common stock, (ii) we may not be able to obtain in the necessary time frame to avoid disruptions to our business or on terms favorable to us, if at all, or (iii) may be inadequate to enable us to continue to conduct business. If needed, failure to raise such additional funding may adversely affect our ability to achieve our longer term business objectives.

Reclassification

During the third quarter of fiscal 2007, service revenue exceeded 10.0% of total net revenue and as such the Company is now required to separately disclose service revenue on the face of its consolidated statements of operations. Therefore, prior year revenue has been reclassified for consistency with current period presentation. These reclassifications had no impact on reported results of operations, financial position or cash flows.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Overland Storage (Europe) Ltd., Overland Storage SARL, Overland Storage GmbH, Okapi Acquisition Co., Inc. (dissolved effective July 5, 2007), Zetta Systems, Inc., and Overland Storage Export Limited (dissolved effective July 3, 2007). All significant intercompany accounts and transactions have been eliminated.

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates. Significant estimates made by management include share-based compensation, allowance for doubtful accounts, inventory valuation, valuation of intangible assets, impairment of long-lived assets, warranty accrual and the valuation allowance on deferred tax assets, among others.

Revenue Recognition

Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales (excluding sales to distributors and certain OEM customers) is recognized upon shipment of products to our customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under our warranty policy. Title and risk of loss transfer to the customer when the product leaves our dock. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. Because we are unable to estimate our exposure for returned product or price adjustments, revenue from shipments to these customers is not recognized until the related products are in turn sold to the ultimate customer by the distributor. As part of our existing agreements with certain OEM customers, we ship products to various distribution hubs around the world and retain ownership of that inventory until it is pulled by these OEM customers to fulfill their customer orders, at which time revenue is recognized. For products where software is essential to the functionality of our products, we recognize revenue in accordance with Statement of Position (SOP) No. 97-2, *Software Revenue Recognition.*

When there are multiple elements in an arrangement, we allocate revenue to the separate elements based on relative fair value, provided we have fair value for all elements of the arrangement. If we have fair value for undelivered elements but not the delivered element in an arrangement, we defer the fair value of the undelivered element(s) and the residual revenue is allocated to the delivered element(s). Undelivered elements typically include services. Revenue from extended warranty and product service contracts is initially deferred and recognized as revenue ratably over the contract period.

We have various licensing agreements relating to our Variable Rate Randomizer (VR^2) technology with third parties. As consideration for licensing our VR^2 technology, the licensees pay us a royalty fee for sales or their products that incorporate our VR^2 technology. On a periodic basis, the licensees provide us with reports that include the quantity of units, subject to royalty, sold to their end users. We record the royalty when reported to us by the licensee, generally in the period during which the licensee ships the products containing VR^2 technology. In certain instances, the customer has elected to purchase from us the Applications Specific Integrated Circuit (ASIC) chips embodying VR^2, which are priced to include the cost of the chip plus an embedded royalty fee; and revenue on ASIC chip sales is recorded as product revenue when earned, which under our FOB origin terms is upon shipment of the underlying ASIC chip incorporating the VR^2 technology to the customer.

Warranty and Extended Warranty

The Company records a provision for estimated future warranty costs for both the return-to-factory and on-site warranties. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods.

Separately priced extended on-site warranties are offered for sale to customers of all product lines. The Company contracts with third-party service providers to provide service relating to all on-site warranties. Extended warranty revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement.

Changes in the liability for product warranty and deferred revenue associated with extended warranties were as follows (in thousands):

	Product Warranty	Deferred Revenue
Liability at June 30, 2005	$ 4,158	$ 5,462
Settlements made during the period	(1,908)	(6,871)
Change in liability for warranties issued during the period	3,417	10,256
Change in liability for preexisting warranties	(260)	(25)
Liability at June 30, 2006	5,407	8,822
Settlements made during the period	(1,810)	(9,709)
Change in liability for warranties issued during the period	2,731	12,337
Change in liability for preexisting warranties	(194)	3
Liability at June 30, 2007	$ 6,134	$ 11,453

Shipping and Handling

Amounts billed to customers for shipping and handling are included in product sales and costs incurred related to shipping and handling are included in cost of revenue.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for fiscal 2007, 2006 and 2005 were $1.1 million, $1.4 million and $1.5 million, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Software development costs are expensed until technological feasibility has been established, at which time any additional costs are capitalized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Standards (SFAS) No. 86, *Accounting for the Costs of Software to be Sold, Leased or Otherwise Marketed.* Because we believe our current process for developing software is essentially completed concurrently with the establishment of technological feasibility, which occurs upon the completion of a working model, no costs were capitalized during fiscal 2006 and 2005. Amounts capitalized in fiscal 2007 were not material.

Segment Data

The Company reports segment data based on the management approach. The management approach designates the internal reporting that is used by management for making operating and investment decisions and evaluating performance as the source of the Company's reportable segments. The Company uses one measurement of profitability and does not disaggregate its business for internal reporting. Based on the criteria of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, the Company has determined that it operates in one segment providing data storage solutions for mid-range computer networks. The Company discloses information about products and services, geographic areas and major customers.

Information about Products and Services

The following table summarizes net revenue by product, in thousands:

	Fiscal Year		
	2007	2006	2005
Tape based products:			
NEO Series	$106,129	$143,745	$176,678
ARCvault family	11,430	3	—
Other (1)	1,909	15,435	21,518
	119,468	159,183	198,196
Service	16,501	10,680	4,592
Spare parts and other	12,887	22,628	20,772
Disk based products (2)	10,228	13,603	9,895
VR^2	1,359	2,944	2,232
	$160,443	$209,038	$235,687

---

(1) Fiscal 2006 and 2005 include revenue associated with our PowerLoader and LoaderXpress products discontinued in fiscal 2007.

(2) Includes REO Series and ULTAMUS Series.

Information about Geographic Areas

The Company markets its products domestically and internationally, with its principal international market being Europe. The tables below contain information about the geographical areas in which the Company operates. Revenue is attributed to the location to which the product was shipped. Long-lived assets are based on location of domicile.

	Net Revenue	Long-Lived Assets
	(in thousands)	
Fiscal 2007		
United States	$ 67,980	$ 12,065
United Kingdom	40,925	707
Rest of Europe	25,613	11
Singapore	15,247	—
Other foreign countries	10,678	—
	$ 160,443	$ 12,783
Fiscal 2006		
United States	$ 90,412	$ 22,933
United Kingdom	47,914	689
Rest of Europe	29,098	19
Singapore	22,940	—
Other foreign countries	18,674	—
	$ 209,038	$ 23,641
Fiscal 2005		
United States	$ 97,156	$ 13,276
United Kingdom	65,845	667
Rest of Europe	28,464	8
Singapore	21,822	—
Other foreign countries	22,400	—
	$ 235,687	$ 13,951

Cash Equivalents and Short-Term Investments

Highly liquid investments with insignificant interest rate risk and original maturities of three months or less, when purchased, are classified as cash equivalents. Cash equivalents are comprised of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.

Investments with maturities greater than three months, when purchased, are classified as short-term investments. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities, all of which are intended to be available for the Company's current operations. As such, all of the Company's short-term investments are classified as available-for-sale and are reported at fair value, generally as determined by quoted market prices, with any unrealized gains and losses (see Note 4), net of tax, recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. The cost of securities sold is based on the specific identification method. Investments in auction rate securities are recorded, in short-term investments, at cost, which approximates fair value due to their variable interest rates, which typically reset every 27 to 34 days, and, despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities.

Accounts Receivable and Allowance for Doubtful Accounts

The Company records accounts receivable at invoice amount and does not charge interest thereon. The Company estimates its allowance for doubtful accounts based on an assessment of the collectibility of specific accounts and the overall condition of the accounts receivable portfolio. When evaluating the adequacy of the allowance for doubtful accounts, the Company analyzes specific trade and other receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customers' payment terms and/or patterns. The Company reviews the allowance for doubtful accounts on a quarterly basis and records adjustments as considered necessary. Customer accounts are written-off against the allowance for doubtful accounts when an account is considered uncollectible.

Inventories

Inventories are stated at the lower of cost (first-in-first-out method) or market.

Property and Equipment

Property and equipment are recorded at cost. The Company also capitalizes qualifying internal use software costs incurred during the application development stage. Depreciation expense is computed using the straight-line method. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the term of the lease. Estimated useful lives are as follows:

Machinery and equipment	3-5 years
Furniture and fixtures	5 years
Computer equipment and software	1-5 years

Expenditures for normal maintenance and repair are charged to expense as incurred, and improvements are capitalized. Upon the sale or retirement of property or equipment, the asset cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is included in the results of operations.

Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property and equipment and certain identifiable intangible assets, in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. We consider such events or changes, as potential triggers of non-recoverability:

- significant underperformance relative to historical or projected future operating results;

- significant changes in the manner of use of the assets or the strategy for our overall business;
- significant decrease in the market value of the assets; and
- significant negative industry or economic trends.

When the carrying value is not considered recoverable, an impairment loss, for the amount by which the carrying value of a long-lived asset exceeds its fair value, is recognized with an offsetting reduction in the carrying value of the related asset(s). The Company recorded an impairment charge of $8.4 million in the first quarter of fiscal 2007. If the Company's future results are significantly different than forecasted, the Company may be required to further evaluate its long-lived assets for recoverability and such analysis could result in an impairment charge in a future period.

Fair value is generally determined based on the estimated future discounted cash flows over the remaining useful life of the asset using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense and amounts paid under the lease agreements is recorded in other liabilities in the accompanying consolidated balance sheets.

Foreign Currency Translation

The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as accumulated other comprehensive income within shareholders' equity. Gains or losses from foreign currency transactions are recognized currently in income. Such transactions resulted in a loss of $448,000, a loss of $186,000 and a gain of $62,000 for fiscal 2007, 2006 and 2005, respectively.

Income Taxes

The Company provides for income taxes utilizing the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when a judgment is made that it is considered more likely than not that a tax benefit will not be realized. A decision to record a valuation allowance results in an increase in income tax expense or a decrease in income tax benefit (as we had in fiscal 2006). If the valuation allowance recorded in fiscal 2006 is released in a future period, income tax expense will be reduced accordingly.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on the Company's estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the liabilities are no longer determined to be necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) for the Company includes net (loss) income, foreign currency translation adjustments and unrealized losses on available-for-sale securities, which are charged or credited to accumulated other comprehensive income within shareholders' equity. For fiscal 2007, 2006 and 2005, the components of accumulated other comprehensive loss were as follows (in thousands):

	Fiscal Year		
	2007	2006	2005
Foreign currency translation adjustments, net of tax	$ 91	$ (63)	$(199)
Unrealized loss on short-term investments (Note 4)	—	(284)	(113)
Total accumulated other comprehensive income (loss)	$ 91	$(347)	$(312)

Concentration of Credit Risks

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable, which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents and short-term investments with high quality financial institutions and investing in high quality short-term debt instruments. The Company performs ongoing credit evaluations of its customers, generally requires no collateral and maintains allowances for potential credit losses and sales returns.

The Company's largest single customer accounted for approximately 45.8%, 49.7% and 54.3% of sales in fiscal 2007, 2006 and 2005, respectively, and approximately 39.5%, 36.8% and 48.9% of accounts receivable as of the end of fiscal 2007, 2006 and 2005, respectively. No other customer accounted for 10.0% or more of sales in any of the three years presented.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. Investments in debt securities are recorded at fair value based on quoted market prices for those securities. The carrying amounts of other instruments approximate fair value because of their short-term maturities.

Net (Loss) Income per Share

Basic net (loss) income per share is computed based on the weighted-average number of shares of common stock outstanding during the period. Diluted net (loss) income per share is computed based on the weighted-average number of shares of common stock outstanding during the period increased by the weighted-average number of dilutive common stock equivalents outstanding during the period, using the treasury stock method. Dilutive securities are comprised of options granted and restricted stock awards issued under the Company's stock option plans and ESPP share purchase rights.

A reconciliation of the calculation of basic and diluted earnings per share is as follows:

	Fiscal Year		
	2007	2006	2005
	(in thousands, except per share amounts)		
Basic weighted-average number of common shares outstanding	12,799	13,716	13,899
Common stock equivalents using the treasury stock method	—	—	530
Shares used in computing diluted net income per share	12,799	13,716	14,429

Anti-dilutive common stock equivalents excluded from the computation of diluted net (loss) income per share were as follows:

	Fiscal Year		
	2007	2006	2005
	(in thousands)		
Options outstanding and ESPP shares	2,044	2,632	1,287
Restricted stock awards outstanding	21	144	—

Change in Accounting Principle and Share-Based Compensation

The Company adopted SFAS No. 123 (revised 2004) (123(R)), *Share-Based Payment*, on July 4, 2005. Upon adoption of SFAS No. 123(R), deferred compensation previously recognized in the balance sheet for fiscal 2005 was reversed in fiscal 2006 with the offsetting decrease in common stock. Compensation costs associated with the deferred compensation were recorded to expense over the requisite service period associated with the restricted stock.

The Company's share-based compensation plans are described in Note 10. Prior to the adoption of SFAS No. 123(R) on July 4, 2005, the Company accounted for share-based awards issued to employees, directors and officers under those plans under the recognition and measurement principles of Accounting Principles Board (APB) No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Generally, no share-based employee compensation expense was recognized for stock option grants, as all options granted under those plans had an exercise price equal to the fair market value of the underlying common stock at the date of grant. Similarly, no compensation expense had been recognized for purchase rights under the Company's Employee Stock Purchase Plans (ESPP). Compensation expense related to issuances of restricted stock awards with service conditions was generally recognized based on the fair value less amounts paid by employees, if any. Compensation expense related to restricted stock awards with market conditions was recognized when satisfaction of the market condition was deemed probable by management. The Company accounts for stock option grants and similar equity instruments granted to non-employees under the fair value method, in accordance with Emerging Issues Task Force (EITF) Issue No. 96-18, *Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* and SFAS No. 123(R).

As noted above, in the first quarter of fiscal 2006, the Company adopted SFAS No. 123(R), which requires companies to measure the cost of employee services received in exchange for an award of an equity instrument based on the grant-date fair value of the award, using the modified prospective method. The Company uses the Black-Scholes option pricing model to determine the fair value of its options on the measurement date. The cost is recognized over the requisite service period (usually the vesting period) for the estimated number of instruments where service is expected to be rendered. The Company elected the alternative transition method described in FASB Staff Position No. FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, for purposes of calculating the pool of excess tax benefits available to absorb tax short falls recognized subsequent to adoption of SFAS No. 123(R).

The fair value of restricted stock awards with service conditions is equal to the fair value of the stock on the date of issuance. The fair value of restricted stock awards with market conditions is determined through use of a lattice model. Compensation expense related to issuances of restricted stock awards with service conditions is recorded at fair value less amounts paid by employees, if any, and application of an estimated forfeiture rate. Compensation expense related to issuances of restricted stock awards with market conditions is recorded at estimated fair value for the number of employees expected to complete the requisite service period.

Compensation expense associated with option and restricted stock awards with graded vesting is recognized in accordance with FASB Interpretation (FIN) No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans—an interpretation of APB Opinions No. 15 and 25.*

In accordance with APB No. 25, the Company previously measured compensation expense for its share-based employee compensation plans using the intrinsic value method and provided pro forma disclosures of net income and income per share as if the fair value-based method had been applied in measuring compensation expense. During fiscal 2007, the Company recorded a net benefit of $75,000 in share-based compensation associated with awards cancelling prior to their vesting in excess of the amount previously estimated. During fiscal 2006, the Company recorded share-based compensation expense of approximately $2.0 million, in the accompanying consolidated statement of operations. During fiscal 2005, had compensation expense for the Company's employee share-based compensation awards, including the Company's ESPPs, been determined based on the fair value at the grant date, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

Net income, as reported	$ 4,578
Deduct: Share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(8,293)
Pro forma net loss	$(3,715)
Earnings (loss) per share:	
Basic – as reported	$ 0.33
Basic – pro forma	$ (0.27)
Diluted – as reported	$ 0.32
Diluted – pro forma	$ (0.27)

In July 2005, the Company's Board of Directors approved the accelerated vesting of all unvested stock options held by the Company's officers and employees with an exercise price at or above $12.00 per share. The stock option acceleration program did not apply to stock options held by the Company's non-employee directors. The accelerated options were issued under the 2000 Stock Option Plan, the 2001 Supplemental Stock Option Plan and the 2003 Equity Incentive Plan. This accelerated vesting affected options to purchase up to an aggregate of 509,192 shares of the Company's common stock, held by 147 employees, all of which became exercisable immediately. In connection with the acceleration of vesting of options held by the Company's executive officers, each executive officer agreed not to sell or transfer any shares subject to accelerated vesting until the original vesting date would have occurred based on the original vesting schedule (without giving effect to any future termination of service). The primary purpose of the accelerated vesting was to eliminate future share-based employee compensation expense of approximately $4.5 million, net of estimated forfeitures, the Company would otherwise have to record in the statement of operations over a period of three years beginning in fiscal year 2006 pursuant to the Company's adoption of SFAS No. 123(R). For fiscal 2005, the Company's pro forma net loss includes a pro forma charge of $4.1 million, net of statutory taxes of $723,000, related to this acceleration.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN No. 48). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement attribute of tax positions taken or expected to be taken on a tax return and is effective starting the first fiscal year beginning after December 15, 2006 (fiscal 2008 for the Company). Management is currently evaluating the impact, if any, FIN No. 48 will have on its consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 (fiscal 2009 for the Company). Management is currently evaluating the impact, if any, SFAS No. 157 will have on its consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115*, which permits an entity to choose to elect irrevocably fair value on a contract-by-contract basis as the initial and subsequent measurement attribute for many financial assets and liabilities and certain other items including insurance contracts. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007 (fiscal 2009 for the Company). Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. Management is currently evaluating the impact, if any, SFAS No. 159 will have on its consolidated financial position, results of operations and cash flows.

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

NOTE 2 — ASSET IMPAIRMENT AND COMPANY RESTRUCTURINGS

Asset Impairment

In August 2005, the Company acquired all of the outstanding stock of Zetta Systems, Inc. (Zetta). Zetta developed data protection software that was incorporated into the Company's ULTAMUS™ Pro storage appliance which was launched in the first quarter of fiscal 2007. ULTAMUS Pro did not generate revenue subsequent to its launch. On October 25, 2006, the Company's Board of Directors approved the closure of the Zetta-related software development office near Seattle, Washington and the elimination of the ULTAMUS Pro product from future forecasts and sales commission goals.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company evaluated the acquired technology intangible asset for impairment as of September 30, 2006, due to the significant underperformance of the ULTAMUS Pro product subsequent to its launch. Based on the Company's revised forecasts, the Company concluded that the carrying amount of the asset was not recoverable and an impairment loss should be recognized. An impairment charge equal to the remaining intangible asset balance of $8.4 million was recorded in the first quarter of 2007, as the acquired technology was not considered to have any remaining value. In addition, in the first quarter of 2007, the Company recorded a write-down of $350,000 to cost of product sales against specific inventory associated with the ULTAMUS Pro product because it can no longer be used in production.

Restructurings

Outsource of Manufacturing Operations

In September 2004, in order to enhance its strategic competitiveness and increase its flexibility, the Company announced a plan to outsource all of its manufacturing to Sanmina-SCI Corporation (Sanmina), a U.S. third party manufacturer. In November 2004, the contract with Sanmina was finalized and all manufacturing employees were notified of termination dates and benefits. Under the restructuring plan, the Company terminated 82 employees.

The Company completed the transfer of all of its manufacturing operations in August 2005. In fiscal 2005, the Company recorded $2.1 million to cost of revenue in pre-tax charges for severance costs related to the outsourcing and other obligations. In fiscal 2006, the Company recorded $770,000 in pre-tax charges to cost of revenue for other obligations related to the outsourcing, including a charge of $704,000 for the estimated fair value of the liability associated with leased warehouse space that the Company permanently ceased using in December 2005. In June 2006, the Company decided to terminate the relationship Sanmina and return manufacturing to San Diego. As a result, the Company recorded a pre-tax credit of $536,000, in the fourth quarter, to reverse the remaining excess facilities liability previously recorded.

October 2006 Reduction of Workforce

In the second quarter of fiscal 2007, the Company recorded $962,000 in severance for the termination of 28 employees in connection with an October 2006 reduction in workforce. In the third quarter of fiscal 2007, the Company recorded a net adjustment of $36,000 to severance for foreign employees whose settlements were estimated at the end of the second quarter of fiscal 2007. As of June 30, 2007, all severance was paid. Severance charges are included in sales and marketing expense and research and development expense in the accompanying consolidated statements of operations.

The October 2006 reduction in workforce included a closure of the Company's leased software development facility near Seattle, Washington, which lease expires on October 31, 2007. In the third quarter of fiscal 2007, the Company recorded a charge of $42,000 to research and development expense for the estimated fair value of the liability associated with this location that the Company ceased using in March 2007.

April 2007 Cost Reductions and Restructuring of Workforce

In April 2007, the Company announced that it reduced its employee workforce by 14% worldwide, or 54 employees, in accordance with the Company's initiatives to reduce costs and restructure its workforce. Severance related to the terminated employees was $758,000 of which approximately $53,000 remained unpaid as of June 30, 2007 Severance charges are included in sales and marketing expense, research and development expense and general and administrative expense in the accompanying consolidated statements of operations.

The following table summarizes the activity and balances of accrued restructuring charges through fiscal 2007 (in thousands):

	Employee Related	Facilities	Other	Total
Balance at June 30, 2005	523	—	—	523
Accrued restructuring charges	—	704	66	770
Adjustment	(37)	(536)	—	(573)
Cash payments	(486)	(168)	(66)	(720)
Balance at June 30, 2006	—	—	—	—
Accrued restructuring charges	1,720	42	—	1,762
Cash payments	(1,631)	(18)	—	(1,649)
Adjustment	(36)	—	—	(36)
Balance at June 30, 2007	$ 53	$ 24	$ —	$ 77

NOTE 3 – ACQUISITION OF CERTAIN ASSETS

In August 2005, the Company acquired all of the outstanding stock of Zetta for total consideration of approximately $9.2 million in cash, including $154,000 in direct acquisition costs. The acquisition was made principally to enable the Company's entry into the primary data storage market. The results of operations of Zetta were included in our consolidated results of operations beginning August 2005.

In the first quarter of fiscal 2007, the Company recorded an impairment charge of $8.4 million related to the unamortized Zetta acquired technology as of September 30, 2007 (see Note 2) and closed the Washington office.

The purchase consideration was allocated as follows (in thousands):

Current assets	$ 252
Non-current assets	757
Acquired technology	11,874
Acquired in-process research and development	1,121
Current liabilities	(94)
Deferred tax liabilities and other non-current liabilities	(4,756)
Total consideration	$ 9,154

NOTE 4 – SHORT-TERM INVESTMENTS

The following table summarizes short-term investments by security type (in thousands):

June 30, 2007

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Asset-backed securities	$ 4,322	$ —	$ —	$ 4,322
State and municipal securities	1,000	—	—	1,000
	$ 5,322	$ —	$ —	$ 5,322

June 30, 2006

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Asset-backed securities	$ 14,653	$ —	$ 356	$ 14,297
Corporate bonds	2,600	—	—	2,600
State and municipal securities	25,300	—	—	25,300
	$ 42,553	$ —	$ 356	$ 42,197

The following table summarizes the contractual maturities of the Company's short-term investments (in thousands):

	June 30,	
	2007	2006
Less than one year	$ —	$ —
Due in one to two years	—	2,600
Due in two to five years	329	1,919
Due after five years	4,993	37,678
	$ 5,322	$ 42,197

Asset-backed securities have been allocated within the contractual maturities table based upon the set maturity date of the security. Realized gains and losses on short-term investments are included in other income (expense), net, in the accompanying consolidated statement of operations.

The following table summarizes gross realized gains and gross realized losses on the Company's short-term investments (in thousands):

	Fiscal Year		
	2007	2006	2005
Realized gains	$ —	$ 1	$ 2
Realized losses			
Realized from sale of short-term investments	(107)	(24)	—
Impairment under SFAS No. 115-1 and 124-1	(157)	—	—
	$ (264)	$ (23)	$ 2

In accordance with FASB Staff Position (FSP) FAS 115-1 and 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, the Company performed a review of its investments that were in an unrealized loss position at the end of its third and fourth quarters of fiscal 2007. Based upon this review, management determined the losses to be other-than-temporary and recorded impairment losses of approximately $157,000, pre-tax, on its investments, during fiscal 2007. This impairment is recorded in other income (expense), net, in the accompanying consolidated statements of operations.

NOTE 5 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

The following table summarizes inventories (in thousands):

	June 30, 2007	June 30, 2006
Raw materials	$ 11,539	$ 8,202
Work in process	1,134	1,332
Finished goods	7,883	5,444
	$ 20,556	$ 14,978

The following table summarizes other current assets (in thousands):

	June 30, 2007	June 30, 2006
Prepaid third-party service contracts	$ 4,760	$ 3,687
Income tax receivable	613	3,480
Prepaid insurance and services	1,108	1,087
Non-trade accounts receivable	158	490
Other	314	370
	$ 6,953	$ 9,114

The following table summarizes property and equipment (in thousands):

	June 30, 2007	June 30, 2006
Computer equipment	$ 12,945	$ 11,594
Machinery and equipment	7,930	7,333
Leasehold improvements	4,167	3,925
Furniture and fixtures	1,466	1,398
	26,508	24,250
Accumulated depreciation and amortization	(15,456)	(13,224)
	$ 11,052	$ 11,026

Depreciation and amortization expense, for property and equipment, was $3.2 million, $2.4 million and $2.6 million, in fiscal 2007, 2006 and 2005, respectively.

The following table summarizes accrued liabilities (in thousands):

	June 30, 2007	June 30, 2006
Deferred revenue – Service contracts	$ 7,752	$ 5,773
Accrued expenses	4,338	5,106
Third-party service contracts payable	1,879	1,316
Deferred revenue – Distributors	1,047	2,005
Accrued market development funds	575	853
VAT & sales taxes payable	165	207
Other	17	70
	$ 15,773	$ 15,330

The following table summarizes other long-term liabilities (in thousands):

	June 30, 2007	June 30, 2006
Deferred revenue – Service contracts	$ 3,701	$ 3,049
Deferred rent	1,245	1,164
Other	287	280
	$ 5,233	$ 4,493

As of fiscal 2007 and 2006, the accounts receivable balances consist entirely of accounts receivable trade balances, net of allowance for doubtful accounts. The following table summarizes the changes in allowance for doubtful accounts (in thousands):

Fiscal year	Balance at Beginning of Year	Additions Charged to Income	Write-offs, Net of Recoveries	Deductions Credited to Income	Balance at End of Year
2007	$ 436	$ 368	$ 430	$ —	$ 374
2006	298	159	21	—	436
2005	296	97	95	—	298

NOTE 6 – INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	June 30, 2007	June 30, 2006
Acquired technology	$ 20,594	$ 20,594
Impairment of Zetta acquired technology	(8,411)	—
Adjusted cost basis	12,183	20,594
Accumulated amortization	(10,452)	(7,979)
	$ 1,731	$ 12,615

As a result of the impairment of the Zetta technology, intangible assets at June 30, 2007 consist solely of the remaining unamortized balance of the technology acquired in the June 2003 acquisition of Okapi Software, Inc. (Okapi). Amortization expense of intangible assets was $2.5 million, $4.5 million and $1.7 million during fiscal 2007, 2006 and 2005, respectively. The technology acquired from Okapi is being amortized over five years. The technology acquired from Zetta was being amortized over four years before its impairment in the first quarter of fiscal 2007. Estimated amortization expense for intangible assets will be approximately $1.7 million in fiscal 2008 at which point the intangible asset will be fully amortized.

NOTE 7 – CREDIT FACILITY

On November 30, 2006, the Company's $10.0 million revolving line of credit expired in accordance with its terms.

NOTE 8 – INCOME TAXES

The components of (loss) income before income taxes were as follows (in thousands):

	Fiscal Year 2007	Fiscal Year 2006	Fiscal Year 2005
Domestic	$ (44,806)	$ (24,417)	$ 3,493
Foreign	970	1,106	1,575
	$ (43,836)	$ (23,311)	$ 5,068

The provision for (benefit from) income taxes includes the following (in thousands):

	Fiscal Year		
	2007	2006	2005
Current:			
Federal	$ 132	$ (2,718)	$ 131
State	(55)	(143)	115
Foreign	345	224	713
Total current	422	(2,637)	959
Deferred			
Federal	(134)	(961)	(366)
State	(13)	(227)	(59)
Foreign	—	—	(44)
Total deferred	(147)	(1,188)	(469)
Total provision for (benefit from) income taxes	$ 275	$ (3,825)	$ 490

A reconciliation of income taxes computed by applying the federal statutory income tax rate of 34.0% to (loss) income before income taxes to the total income tax provision (benefit) reported in the consolidated statements of operations is as follows (in thousands):

	Fiscal Year		
	2007	2006	2005
U.S. federal income tax at statutory rate	$ (14,904)	$ (7,926)	$ 1,723
State income taxes, net of federal benefit	(1,902)	(1,231)	37
Increase in valuation allowance	17,214	5,114	—
In-process research and development	—	381	—
Share-based compensation expense	(30)	120	—
Extraterritorial income exclusion benefit	—	(238)	(503)
Tax exempt interest	—	(65)	(363)
Favorable IRS settlement and statute expirations	(82)	(51)	(345)
Federal R&D tax credit	(178)	(111)	(136)
Permanent differences	72	92	43
Other, net	85	90	34
Total provision for (benefit from) income taxes	$ 275	$ (3,825)	$ 490

Deferred income taxes comprised (in thousands):

	June 30, 2007	June 30, 2006
Deferred tax assets:		
Net operating loss carryforward	$ 14,396	$ 2,935
Inventory	1,936	2,009
Warranty reserves	3,120	2,244
Tax credits	2,292	1,330
Share-based compensation	622	618
Vacation and deferred compensation	414	601
Intangible assets	139	—
Restructuring accrual	158	—
Allowance for doubtful accounts	140	162
Other	54	280
Gross deferred tax asset	23,271	10,179
Deferred tax liabilities:		
Purchased intangible assets	(647)	(4,702)
Property and equipment depreciation	(297)	(363)
Gross deferred tax liability	(944)	(5,065)
Valuation allowance for deferred tax assets	(22,327)	(5,114)
Net deferred tax asset	$ —	$ —

The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. SFAS No. 109, *Accounting for Income Taxes*, considers recent losses to be significant negative evidence that is difficult to overcome by forecasts of future taxable income to support the realization of deferred tax assets. The Company is required to record a valuation allowance to reduce its net deferred tax asset to the amount that management believes is more likely than not to be realized. As of June 30, 2006, the Company performed an assessment of its deferred tax assets and determined that it was appropriate to establish a full-valuation allowance against its net deferred tax asset. The Company continues to maintain a full valuation allowance at June 30, 2007 against its net deferred tax asset.

At June 30, 2007, the Company has federal and state net operating loss carryforwards of approximately $39.4 million and $29.5 million, respectively. These amounts include stock option deductions of approximately $950,000 which will be recorded to contributed capital when realized. The remaining federal net operating loss will begin expiring in 2023, unless previously utilized. State net operating loss carryforwards generally begin to expire in 2016, unless previously utilized.

At June 30, 2007, the Company had federal and California research and development tax credit carryforwards totaling approximately $570,000 and $1.5 million, respectively. The California research credit may be carried forward indefinitely. The federal research credit will begin expiring in 2025, unless previously utilized. In addition, the Company has foreign tax credit carryforwards totaling approximately $507,000, which will begin expiring in 2015, unless previously utilized. The Company has federal alternative minimum tax credit carryforwards totaling $197,000 that can be carried forward indefinitely.

NOTE 9 – COMMON STOCK

Share repurchase program

In October 2005, the Company's Board of Directors expanded the Company's share repurchase program to allow for the purchase of up to 2.5 million shares of its common stock with no fixed dollar amount. In October 2006, the Company's Board of Directors terminated the share repurchase program. There were no share repurchases after the first quarter of fiscal 2007. During fiscal 2007, an aggregate of approximately 373,000 shares were repurchased at a cost of approximately $2.7 million pursuant to the repurchase program. During fiscal 2006, an aggregate of 1.3 million shares were repurchased at a cost of approximately $10.8 million pursuant to the repurchase program.

NOTE 10 – SHARE-BASED COMPENSATION

Stock Option Plans

The Company has six active stock option plans, each administered by a Committee of the Board of Directors, which provide for the issuance of options to employees, officers, directors and consultants. As of June 30, 2007, the Company had reserved an aggregate of 3.1 million shares of common stock for issuance under the 1993 Stock Option Plan, 1995 Stock Option Plan, 1997 Executive Stock Option Plan, 2000 Stock Option Plan, 2001 Supplemental Stock Option Plan (2001 Plan) and the 2003 Equity Incentive Plan (2003 Plan) (collectively, the Option Plans). The Option Plans provide for the granting of stock options. In addition, the 2003 Plan provides for the granting of restricted stock and stock appreciation rights (collectively, stock awards). The Option Plans have been approved by shareholders with the exception of the 2001 Plan. Currently, the Company may grant new awards only from the 2003 Plan. The Company's 2003 Plan provides for an automatic annual grant to non-employee directors of non-statutory options to purchase 18,000 shares of common stock.

Certain options issued under selected plans allow for 100% vesting of outstanding options upon a change of control of the Company (if replacement options are not issued) or upon death or disability of the optionee. Options granted generally vest over a three-year period. Options generally expire after a period not to exceed ten years, except in the event of termination, whereupon vested shares must be exercised generally within three months under the 2003 Plan and within 30 days under the other Option Plans, or upon death or disability, where an extended six- or twelve-month exercise period is specified. As of June 30, 2007, approximately 1.8 million shares were reserved for issuance upon exercise of outstanding options and approximately 1.6 million shares were available for grant under the Option Plans.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model which uses the weighted-average assumptions noted in the following table. Beginning in the fourth quarter of fiscal 2005, separate groups of employees that have similar historical exercise behavior are being considered separately in determining certain valuation assumptions. Expected volatilities are based on the historical volatility (using daily pricing) of the Company's stock. Upon adoption of SFAS No. 123(R), the Company now applies a forfeiture rate, based upon historical pre-vesting option cancellations. The expected term of options granted is estimated based on a number of factors, including but not limited to the vesting term of the award, historical employee exercise behavior (for both options that have run their course and outstanding options), the expected volatility of the Company's stock and an employee's average length of service. The risk-free interest rate is determined based upon a U.S. constant rate Treasury Security with a contractual life which approximates the expected term of the option award. Weighted-average ranges below result from certain groups of employees exhibiting different behavior:

	Fiscal Year		
	2007	2006	2005
Expected volatility	63.6-65.9%	72.2-74.1%	76.9-77.3%
Risk-free interest rate	4.6-4.8%	4.3-4.4%	3.6-3.7%
Dividend yield	—	—	—
Expected term (in years)	5.5-6.36	5.6-5.9	5.0-6.0

The stock option activity is summarized below (shares and aggregate intrinsic value in thousands):

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at June 30, 2006	2,632	$ 11.44		
Granted	267	4.82		
Exercised	(3)	5.31		
Canceled/forfeited	(1,110)	10.59		
Options outstanding at June 30, 2007	1,786	10.63	5.8	$ —
Exercisable outstanding at June 30, 2007	1,680	10.94	5.6	$ —

During fiscal 2007, 2006 and 2005, the Company recorded share-based compensation associated with outstanding stock option grants of approximately $285,000, $1.4 million and $0, respectively. As of June 30, 2007, there was $147,000 of total unrecognized compensation expense related to non-vested stock options granted under the Option Plans. This expense is expected to be recognized over a weighted-average period of 1.23 years. The following table summarizes information about stock options for fiscal 2007, 2006 and 2005 (in thousands, except per share amounts):

	Fiscal Year		
	2007	2006	2005
Weighted-average grant date fair value per share of options granted with exercise prices:			
Less than fair value	$ —	$ —	$ —
Equal to fair value	3.07	5.49	8.92
Greater than fair value	3.90	—	8.18
Intrinsic value of options exercised	6	502	1,915
Cash received upon exercise of stock options	16	1,918	2,269
Actual tax benefit realized for the tax deductions from option exercise	—	—	715
Total income tax benefit recognized in the statement of operations	—	—	—

In November 2005, the Company's Board of Directors extended the term of 97,000 fully vested options held by a former director. As a result of that modification, the Company recognized additional compensation expense of approximately $47,000 during the second quarter of fiscal 2006.

Restricted Stock Awards

In April 2005, the Company issued two restricted stock awards for 50,000 shares each to its former CEO. At June 30, 2007, 16,667 shares were vested, 83,333 shares were canceled and no shares were subject to repurchase. The awards are described separately below.

The first award (the Service Award) vested as follows: 16,667 shares, 16,667 shares and 16,666 shares on January 1, 2006, 2007 and 2008, respectively. In accordance with APB No. 25, the Service Award was a fixed award and, as such, compensation expense was recorded for the fair value of the Company's common stock less any amounts paid by the employee. The fair value of the Service Award was $10.86 per share (the market value of the stock on the date of issuance) or $543,000, which was recorded as deferred compensation under APB No. 25. In November 2006, in connection with the termination of the CEO, the unvested shares reverted back to the Company and the Company reversed $170,000 of share-based compensation expense previously recognized associated with shares canceled prior to vesting. Compensation expense recorded during fiscal 2006 (under SFAS No. 123(R)) and fiscal 2005 (under APB No. 25) totaled approximately $300,000 and $80,000, respectively. See Note 1, *Change in Accounting Principle and Accounting for Share-Based Compensation.*

The second award (the Market Award) vested as follows: 12,500 shares, 12,500 shares and 25,000 shares, if the volume weighted daily average stock price of the Company for ten consecutive trading days were to reach $20.00, $25.00 and $30.00 (collectively, the target stock price), respectively, on or before January 1, 2008. Based upon the market values of the Company's common stock through June 30, 2005, satisfaction of the vesting conditions were not considered probable by management and therefore no compensation expense was recorded under APB No. 25. Upon adoption of SFAS No. 123(R), the Company began recognizing compensation expense associated with this award. The weighted-average grant date fair value of this restricted stock award was estimated at $5.73, using a trinomial option pricing model based on the following assumptions: expected volatility of 54.2%, risk-free interest rate of 3.8%, dividend yield of 0.0% and an expected term of 978 days. Commencing with the adoption of SFAS No. 123(R), expense was being recognized in the consolidated statement of operations with offsetting credits to common stock. In November 2006, in connection with the termination of the CEO, the unvested shares reverted back to the Company and the Company reversed all previously recorded share-based compensation expense of $77,000 as all shares comprising the Market award canceled prior to vesting. Compensation expense recorded during fiscal 2006 totaled approximately $77,000.

In August 2005, the Company issued an aggregate of 64,625 restricted shares of common stock to new hires, 15,000 shares of which vested annually over a period of three years in equal increments and 49,625 shares of which vested annually over a period of five years in equal increments, in each case subject to continuing service by the recipient of the restricted stock. The fair value of the restricted stock was $7.84 per share (the market value of the stock on the date of issuance) or $506,660 and was to be recorded to compensation expense, net of related forfeitures, over the requisite service periods of the awards. In fiscal 2007, $113,000 of share-based compensation expense previously recorded was reversed due to the cancellation of shares prior to vesting in excess of the amount previously estimated. Compensation expense recorded during fiscal 2006 was approximately $183,000. At June 30, 2007, 9,075 shares were vested, 55,550 shares were canceled and no shares were subject to repurchase.

The following table summarizes information about non-vested restricted stock awards as of June 30, 2007 and changes during fiscal 2007 (shares and aggregate unrecognized compensation expense in thousands):

	Shares	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Service Period	Aggregate Unrecognized Compensation Expense
Non-vested at June 30, 2006	144	$ 7.81		
Granted	—	—		
Vested	(9)	7.84		
Canceled	(135)	7.80		
Non-vested at June 30, 2007	—	—	—	$ —

The following table summarizes information about restricted stock awards vested during the fiscal 2007, 2006 and 2005 (in thousands):

	Fiscal Year 2007	2006	2005
Fair value of vested restricted stock awards	$ 62	$ 134	$ —

1996 and 2006 Employee Stock Purchase Plans

In February 1997, the Company adopted the 1996 Employee Stock Purchase Plan (1996 ESPP), which expired January 31, 2007. The 2006 Employee Stock Purchase Plan (2006 ESPP) replaced the 1996 ESPP effective February 1, 2007. A total of 500,000 shares of common stock have been reserved under the 2006 ESPP for issuance and purchase by employees of the Company to assist them in acquiring a stock ownership interest in the Company and to encourage them to remain employees of the Company. The 2006 ESPP is qualified under Section 423 of the Internal Revenue Code and permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year or 1,500 shares in any one offering period.

Effective with the offering period beginning in August 2005, the purchase price of common stock under the 1996 ESPP was determined as either (i) a percentage not less than 85.0% (the Designated Percentage), subject to the Compensation Committee's discretion of the fair market value of the common stock on the last day of the offering period or (ii) the lower of (a) the Designated Percentage of the fair market value of the common stock on the first day of the offering period or (b) the Designated Percentage of the fair market value of the common stock on the last day of the offering period. In August 2005, the Compensation Committee of the Board of Directors determined the purchase price to be 95.0% of the fair market value of the common stock on the last day of each offering period, beginning with the August 2005 offering. As a result, commencing with the August 2005 offering period, the 1996 ESPP will no longer be compensatory under SFAS No. 123(R). Expense prior to this date was not significant. The 2006 ESPP uses the same designated percentage as the 1996 ESPP.

The fair value of each compensatory share purchase right is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used in estimating the fair value of the purchase rights during fiscal 2005:

Expected volatility	38.4%
Risk-free interest rate	1.9%
Dividend yield	—
Expected term (in years)	0.5

The weighted-average estimated fair value of each compensatory share purchase right issued during fiscal 2005 was $3.24.

During fiscal 2007, 2006 and 2005, approximately 23,000, 54,000 and 74,000 shares, respectively, were issued under the 1996 ESPP for combined proceeds of approximately $127,000, $338,000 and $673,000, respectively. As of June 30, 2007, approximately 500,000 shares were available under the 2006 ESPP.

NOTE 11 – 401(k) PLAN

The Company maintains an employee savings and retirement plan (the 401(k) Plan) covering all of the Company's employees. The 401(k) Plan permits but does not require matching contributions by the Company on behalf of participants. The Company matches employee contributions at 75%, up to 6% of an employee's pretax income. The totals of these employer contributions were $714,000, $777,000 and $819,000 in fiscal 2007, 2006 and 2005, respectively.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office, production and sales facilities under non-cancelable operating leases, which expire in various years through fiscal year 2018. The leases provide for biennial or annual rent escalations intended to approximate increases in cost of living indices, and certain of the leases provide for rent abatement. The Company has a one five-year option to renew its lease on its San Diego headquarters facility. Future minimum lease payments under these arrangements are as follows (in thousands):

	Minimum Lease Payments
Fiscal 2008	$ 3,496
Fiscal 2009	3,471
Fiscal 2010	3,425
Fiscal 2011	3,526
Fiscal 2012	3,580
Thereafter	7,447
	$ 24,945

Rental expense is recognized on a straight-line basis over the respective lease terms and approximated $4.1 million, $4.0 million and $3.8 million in fiscal 2007, 2006 and 2005, respectively.

Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings or claims that arise in the ordinary course of business. Management does not believe any legal proceedings or claims pending at June 30, 2007 will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business.

Purchase Commitment

The Company's Manufacturing Service Agreement (MSA) with Sanmina committed the Company to purchase finished goods and component parts from them based upon the Company's forecast of customer demand. At June 30, 2007, after the completion of the transfer of manufacturing back to the Company's San Diego facility, approximately $2.0 million of component parts inventories remained in the possession of Sanmina. On June 29, 2007, the Company entered into a settlement agreement with Sanmina which defined how and when these inventories were to be purchased and the appropriate disposition for each item. The Company agreed to purchase $507,000 of obsolete components and commit to issue purchase orders of approximately $1.5 million for active components to be purchased by September 30, 2007. The Company does not expect the purchase commitments to have a material adverse effect on its future results of operations.

In addition, the Company terminated discussions with a Sanmina subsidiary regarding an unrelated program for which the Sanmina subsidiary asserted it was owed liquidated damages. The Company believes that no agreement was formed between the parties and there is no basis for such claim.

NOTE 13 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents selected quarterly financial information for the periods indicated. This information has been derived from the Company's unaudited quarterly consolidated condensed financial statements, which in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of such information. The quarterly per share amounts presented below were calculated separately and may not sum to the annual figures presented in the consolidated statements of operations. These operating results are also not necessarily indicative of results for any future period.

	Fiscal 2007				
	Q1	Q2	Q3	Q4	Total
	(In thousands, except per share amounts)				
Net revenue	$ 41,827	$ 46,760	$ 37,798	$ 34,058	$ 160,443
Gross profit	5,298	7,859	5,032	6,154	24,343
Loss from operations	(20,587)	(9,215)	(9,203)	(5,840)	(44,845)
Loss before income taxes	(19,985)	(8,960)	(9,066)	(5,825)	(43,836)
Net loss	(19,997)	(8,889)	(9,203)	(6,022)	(44,111)
Net loss per share:					
Basic and diluted	$ (1.54)	$ (0.70)	$ (0.72)	$ (0.47)	$ (3.45)

	Fiscal 2006				
	Q1	Q2	Q3	Q4	Total
	(In thousands, except per share amounts)				
Net revenue	$ 58,502	$ 60,638	$ 48,153	$ 41,745	$ 209,038
Gross profit	13,419	13,387	10,336	9,304	46,446
Loss from operations	(5,498)	(4,554)	(6,810)	(9,069)	(25,931)
Loss before income taxes	(4,984)	(3,807)	(6,150)	(8,370)	(23,311)
Net loss	(2,900)	(2,713)	(7,038)	(6,835)	(19,486)
Net loss per share:					
Basic and diluted	$ (0.21)	$ (0.19)	$ (0.52)	$ (0.52)	$ (1.42)

NOTE 14 – SUBSEQUENT EVENTS

Appointment of President and Chief Executive Officer and Director

In August 2007, our board of directors appointed Vernon A. LoForti as our President and Chief Executive Officer, replacing Scott McClendon, who was serving as Interim President and Chief Executive Officer. Upon the recommendation of our nominating and governance committee, Mr. LoForti was also appointed as a member of our board of directors. Mr. LoForti has served as our Vice President and Chief Financial Officer since joining us in December 1995.

In connection with his appointment as President and Chief Executive Officer, Mr. LoForti was granted an option to purchase 250,000 shares of our common stock pursuant to our 2003 Equity Incentive Plan. The option has a three-year contractual term and an exercise price based on the closing price of our common stock on Monday, August 13, 2007 ($1.62 per share). The option vests over one year in equal monthly installments.

Mr. McClendon remains the Chairman of our Board and has resumed receiving the customary fees paid to our non-employee directors and the fee paid to our Chairman of the Board.

Appointment of Interim Chief Financial Officer

In August 2007, our board of directors appointed Kurt L. Kalbfleisch as our Interim Chief Financial Officer, replacing Mr. LoForti as Chief Financial Officer. In connection with his appointment as Interim Chief Financial Officer, Mr. Kalbfleisch was granted an option to purchase 75,000 shares of our common stock pursuant to our 2003 Equity Incentive Plan. The option has a three-year contractual term and an exercise price based on the closing price of our common stock on Monday, August 13, 2007 ($1.62 per share). The option vests over one year in equal monthly installments.

Other Stock Option Grants

Named Executive Officers

On August 7, 2007, our compensation committee granted options to Robert J. Scroop, our Vice President, New Product Delivery, and W. Michael Gawarecki, our Vice President, Operations, to purchase 75,000 and 100,000 shares, respectively, of our common stock pursuant to our 2003 Equity Incentive Plan. Each option has a three-year contractual term and an exercise price based on the closing price of our common stock on Monday, August 13, 2007 ($1.62 per share). Each option vests over one year in equal monthly installments.

Other Employees

On August 7, 2007, our compensation committee granted options to other non-named executive officers and other non-executive employees to purchase 985,000 shares of our common stock pursuant to our 2003 Equity Incentive Plan. Each option has a three-year contractual term and an exercise price based on the closing price of our common stock on Monday, August 13, 2007 ($1.62 per share). Each option vests over one year in equal monthly installments.

As of August 15, 2007, approximately 3.1 million shares were reserved for issuance upon exercise of outstanding options and approximately 211,000 shares were available for grant under the Option Plans.

PROXY STATEMENT

PROXY STATEMENT


Overland
STORAGE
Simply Protected

OVERLAND STORAGE, INC.
4820 Overland Avenue
San Diego, California 92123

October 10, 2007

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of Overland Storage, Inc. to be held at the offices of our company, located at 4820 Overland Avenue, San Diego, California 92123, on Tuesday, November 13, 2007 at 9:00 a.m. (Pacific Time).

The attached notice of annual meeting and proxy statement include the agenda for the shareholders' meeting, explain the matters that we will discuss at the meeting and provide general information about our company.

Your vote is very important. Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card as soon as possible to ensure your representation at the meeting. We have provided a postage-paid envelope for your convenience. If you plan to attend the annual meeting and prefer to vote in person, you may still do so even if you have already returned your proxy card.

If you are a shareholder of record (that is, if your stock is registered with us in your own name), then you may vote by telephone, or electronically over the Internet, by following the instructions included in the proxy statement and with your proxy card. If your shares are registered in the name of a broker or other nominee, your nominee may be participating in a program provided through Broadridge Financial Solutions, Inc. (formerly ADP Investor Communication Services) that allows you to vote by telephone or the Internet. If so, the voting form that your nominee sends you will provide telephone and Internet instructions.

We look forward to seeing you at the annual meeting.

Sincerely,

V.A. LoForti

VERNON A. LoFORTI
President, Chief Executive Officer and Secretary

OVERLAND STORAGE, INC.
4820 Overland Avenue
San Diego, California 92123

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
NOVEMBER 13, 2007

The annual meeting of shareholders of Overland Storage, Inc. will be held at the offices of our company, located at 4820 Overland Avenue, San Diego, California 92123, on Tuesday, November 13, 2007 at 9:00 a.m. (Pacific Time) for the following purposes:

1. To elect five directors;
2. To approve the amendment and restatement of our 2003 Equity Incentive Plan, including an increase in authorized shares and the cancellation of certain outstanding options held by our current executive officers and directors;
3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending June 29, 2008; and
4. To transact any other business that may properly come before the meeting or any adjournment or postponement of the meeting.

The foregoing items of business are more fully described in the proxy statement.

The Board of Directors has fixed the close of business on September 18, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and at any adjournment or postponement thereof. A list of shareholders entitled to vote at the meeting will be available for inspection at our offices.

By order of the Board of Directors,



VERNON A. LoFORTI
President, Chief Executive Officer and Secretary

Dated: October 10, 2007

All shareholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, sign, date and return the enclosed proxy card as soon as possible to ensure your representation at the meeting. A postage-paid return envelope is enclosed for your convenience. Shareholders with shares registered directly with our transfer agent, Wells Fargo Shareowner Services, may choose to vote those shares via the Internet at http://www.eproxy.com/ovrl, or they may vote telephonically, within the U.S. and Canada, by calling 1-800-560-1965. Shareholders holding shares with a broker, bank or other nominee may also be eligible to vote via the Internet or to vote telephonically if their broker, bank or other nominee participates in the proxy voting program provided by Broadridge Financial Solutions, Inc. (formerly ADP Investor Communication Services). See "Voting Shares Registered in the Name of a Broker or Bank" in the proxy statement for further details on the Broadridge program. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if a broker, bank or other nominee holds your shares of record and you wish to vote at the meeting, then you must obtain from the record holder a proxy issued in your name.

OVERLAND STORAGE, INC.
4820 Overland Avenue
San Diego, California 92123

2007 PROXY STATEMENT

General Information

The Board of Directors of Overland Storage, Inc., a California corporation, is providing these proxy materials to you in connection with the solicitation of proxies for use at our 2007 annual meeting of shareholders. The meeting will be held at the offices of our company, located at 4820 Overland Avenue, San Diego, California 92123, on Tuesday, November 13, 2007 at 9:00 a.m. (Pacific Time) or at any adjournment or postponement thereof, for the purposes stated herein. This proxy statement summarizes the information that you will need to know to vote in an informed manner.

Voting Rights and Outstanding Shares

We will begin mailing this proxy statement and the accompanying proxy card on or about October 10, 2007 to all shareholders of record that are entitled to vote. Only shareholders that owned our common stock at the close of business on September 18, 2007, the record date, are entitled to vote at the annual meeting. On the record date, 12,756,466 shares of our common stock were outstanding.

Each share of our common stock that you own entitles you to one vote on all matters to be voted upon at the meeting. The proxy card indicates the number of shares of our common stock that you own. We will have a quorum to conduct the business of the annual meeting if holders of a majority of the shares of our common stock are present, in person or by proxy. Abstentions and broker non-votes (i.e., shares of common stock held by a broker, bank or other nominee that are represented at the meeting, but that the broker, bank or other nominee is not empowered to vote on a particular proposal) will be counted in determining whether a quorum is present at the meeting.

Directors will be elected by a plurality of votes cast by shares present or represented at the meeting. Abstentions will have no impact on the election of directors. The proposals to (i) approve the amendment and restatement of our 2003 Equity Incentive Plan and (ii) ratify the appointment of our independent registered public accounting firm must be approved by a majority of votes actually cast. Abstentions and broker non-votes are not counted as votes for or against these proposals, but the number of votes cast in favor of each proposal must be at least a majority of the required quorum.

Voting Shares Registered in Your Name

If you are a shareholder of record, you may vote in one of four ways:

- Attend the 2007 annual meeting and vote in person;
- Complete, sign, date and return the enclosed proxy card;
- Vote by telephone following the instructions included with your proxy card and outlined below; or
- Vote by Internet following the instructions included with your proxy card and outlined below.

If you are a shareholder of record, then you may go to http://www.eproxy.com/ovrl/ to vote your shares over the Internet. The votes represented by this proxy will be generated on the computer screen and you will be prompted to submit or revise your vote as desired. If you are using a touch-tone telephone and are calling from the U.S. or Canada, then you may vote your shares by calling 1-800-560-1965 and following the recorded instructions.

Votes submitted by telephone or via the Internet must be received by 2:00 p.m. (Pacific Time) on Monday, November 12, 2007. Submitting your proxy by telephone or via the Internet will not affect your right to vote in person should you decide to attend the annual meeting.

Voting Shares Registered In the Name of a Broker, Bank or Other Nominee

Most beneficial owners whose stock is held in street name will receive instructions for voting their shares from their broker, bank or other nominee, rather than our proxy card.

A number of brokers and banks participate in a program provided through Broadridge Financial Solutions, Inc. (formerly ADP Investor Communication Services) that allows shareholders to grant their proxy to vote shares by means of the telephone or Internet. If your shares are held in an account with a broker or bank participating in the Broadridge program, then you may vote your shares telephonically by calling the telephone number shown on the instruction form received from your broker or bank, or over the Internet at Broadridge's web site at http://www.proxyvote.com.

If you wish to vote in person at the annual meeting, then you must obtain a legal proxy issued in your name from the broker, bank or other nominee that holds your shares of record.

Tabulation of Votes

A representative from our transfer agent, Wells Fargo Shareowner Services, will tabulate the votes. The shares of our common stock represented by proxy will be voted in accordance with the instructions given on the proxy so long as the proxy is properly executed and received by us prior to the close of voting at the meeting or any adjournment or postponement of the meeting. If no instruction is given, then the proxy will be voted for the nominees for director and for each of the other proposals. In addition, the individuals that we have designated as proxies for the meeting will have discretionary authority to vote for or against any other shareholder matter presented at the meeting.

Revocability of Proxies

As a shareholder of record, once you have submitted your proxy by mail, telephone or Internet, you may revoke it at any time before it is voted at the meeting. You may revoke your proxy in any one of three ways:

- You may grant another proxy marked with a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method);
- You may notify our Secretary in writing that you wish to revoke your proxy before it is voted at the annual meeting; or
- You may vote in person at the annual meeting.

Solicitation

This solicitation is made by our Board of Directors, and we will bear the entire cost of soliciting proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders. We have retained The Proxy Advisory Group, LLC to provide consulting and to assist us with the solicitation of proxies, and we will pay fees and reimbursements of customary expenses that are not expected to exceed $17,000 in the aggregate. We will provide copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our common stock that are beneficially owned by others for forwarding to the beneficial owners. We may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to the beneficial owners. Solicitations will be made primarily through the mail, but may be supplemented by telephone, telegram, facsimile, Internet or personal solicitation by our directors, executive officers, employees or other agents. No additional compensation will be paid to these individuals for these services.

Shareholder Proposals for 2008

Requirements for Shareholder Proposals to be Considered for Inclusion in Overland's Proxy Materials. Shareholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at our 2008 annual meeting must be received by us not later than June 12, 2008, in order to be considered for inclusion in our proxy materials for that meeting.

Requirements for Shareholder Proposals to be Brought Before an Annual Meeting. Our bylaws provide that, for shareholder nominations to the Board of Directors or other proposals to be considered at an annual meeting, the shareholder must have given timely notice of the proposal or nomination in writing to our Secretary. To be timely for the 2008 annual meeting, a shareholder's notice must be delivered to or mailed and received by our Secretary at our principal executive offices between July 12, 2008 and August 11, 2008. A shareholder's notice to the Secretary must set forth, as to each matter the shareholder proposes to bring before the annual meeting, the information required by our bylaws.

Separate Copy of Annual Report or Proxy Materials

If you share an address with another shareholder, each shareholder may not receive a separate copy of our annual report and proxy materials. Shareholders who do not receive a separate copy of our annual report and proxy materials, and who want to receive a separate copy, may request to receive a separate copy of our annual report and proxy materials by writing to Investor Relations at Overland Storage, Inc., 4820 Overland Avenue, San Diego, California 92123 or by calling 1-800-729-8725. We undertake to deliver promptly a copy of the annual report or proxy materials, as applicable, upon the receipt of such request. Shareholders who share an address and receive multiple copies of our annual report and proxy materials may also request to receive a single copy following the instructions above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table outlines the ownership of our common stock as of September 18, 2007 (except as otherwise indicated below) by:

- each of our directors and nominees for director;
- each of our named executive officers;
- all current directors and executive officers as a group; and
- every person or entity that we know beneficially owns more than 5% of our outstanding common stock.

This table is based upon information supplied by executive officers, directors and principal shareholders and filings with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

	Beneficial Ownership		
Beneficial Owner +	Shares of Common Stock Currently Owned	Shares Acquirable Within 60 Days (1)	Percent of Class (2)
5% Shareholders			
FMR Corp. 82 Devonshire Street Boston, MA 02109	1,005,799 (3)	--	7.9%
Kingdon Capital Management, LLC 152 West 57th Street New York, NY 10019	1,000,000 (4)	--	7.8%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue Santa Monica, CA 90401	944,244 (5)	--	7.4%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	915,200 (6)	--	7.2%
Galleon Management, LP 590 Madison Avenue New York, NY 10022	784,873 (7)	--	6.2%
Renaissance Technologies, Corp. 800 Third Avenue New York, NY 10022	640,300 (8)	--	5.0%
Executive Officers and Directors			
Vernon A. LoForti	15,396	124,000	1.1%
Robert A. Degan	2,000 (9)	121,000	1.0%
Scott McClendon	386,000 (10)	143,000	4.1%
William J. Miller	1,000	25,500	*
Michael Norkus	7,000	36,000	*
W. Michael Gawarecki	10,350	105,000	*
Robert J. Scroop	0	48,750	*
Christopher P. Calisi (11)	--	--	--
Christie Huff (12)	--	--	--
Michael Kerman (13)	0	37,500	*
Current directors and executive officers as a group (9 persons) (14)	421,746	686,888	8.2%

*Less than 1%

+ Except as otherwise indicated, the address for each beneficial owner is 4820 Overland Avenue, San Diego, CA, 92123.

(1) Includes shares of common stock which could be acquired upon exercise of stock options which are either currently vested or will vest within 60 days of September 18, 2007, but excludes 468,300 shares subject to options which are proposed to be cancelled in Proposal No. 2 and which the holders have agreed not to exercise pending the vote of Proposal No. 2.

(2) Based on 12,756,466 shares of common stock outstanding on September 18, 2007, calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

(3) Based on the Schedule 13F filed with the SEC for the period ended June 30, 2007. Fidelity Management & Research Company and FMR Co., Inc., as the defined managers, share investment discretion with respect to these shares but have no voting power with respect to these shares.

(4) Based on the Schedule 13F filed with the SEC for the period ended June 30, 2007, Kingdon Capital Management, LLC has sole voting power and shared investment discretion with respect to these shares.

(5) Based on the Schedule 13F filed with the SEC for the period ended June 30, 2007, Dimensional Fund Advisors Inc. has sole voting power with respect to 923,388 shares, no voting power with respect to 20,856 shares and sole investment discretion with respect to all shares.

(6) Based on the Schedule 13G filed with the SEC dated July 31, 2007, Wellington Management Company, LLP has shared voting power and shared investment discretion with respect to these shares.

(7) Based on the Schedule 13F filed with the SEC for the period ended June 30, 2007, Galleon Management, LP has shared investment discretion and no voting authority with respect to these shares.

(8) Based on the Schedule 13F filed with the SEC for the period ended June 30, 2007, Renaissance Technologies, Corp. has sole investment discretion and sole voting authority with respect to these shares.

(9) Includes 1,000 shares of common stock held by Mr. Degan's wife.

(10) Represents shares of common stock owned by Mr. McClendon through his family trust and includes 1,000 shares held by his wife.

(11) Mr. Calisi's employment ended on November 1, 2006.

(12) Ms. Huff's employment ended on April 27, 2007.

(13) Mr. Kerman's employment ended on October 3, 2007. Shares acquirable within 60 days excludes options to purchase 95,833 shares with an exercise price of $10 per share or more, which will expire January 3, 2008 and are considered unlikely to be exercised.

(14) Does not include the security ownership of Mr. Kerman. Includes the security ownership of Messrs. LoForti, Degan, McClendon, Miller, Norkus, Farkaly, Gawarecki, Kalbfleisch and Scroop.

We are aware of no arrangements, including any pledge by any person of our common stock, the operation of which may at a subsequent date result in a change of control of our company.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors, acting pursuant to our bylaws, has determined that the number of directors constituting the full Board of Directors shall be six at the present time. There is currently one vacancy on the Board of Directors. In accordance with provisions in our bylaws concerning advance notice for the nomination of directors, no nomination for the vacancy on the Board of Directors will be accepted at the 2007 annual meeting. The vacancy on the Board of Directors may be filled by the board in accordance with applicable law and our bylaws. The Nominating and Governance Committee is actively seeking new director candidates, and has retained a search firm to assist in the process of identifying and evaluating director candidates. See "Nominating and Governance Committee."

The Board of Directors has, upon recommendation of the Nominating and Governance Committee, nominated Robert A. Degan, Vernon A. LoForti, Scott McClendon, William J. Miller and Michael Norkus for reelection as members of the Board of Directors. Each of the nominees is currently a director of our company. Each newly-elected director will serve a one-year term until the next annual meeting of shareholders or until his successor is qualified and elected. During the course of a term, the Board of Directors may appoint a new director to fill any vacant spot, including a vacancy caused by an increase in the size of the Board of Directors. The new director will complete the term of the director he or she replaced. Each person nominated for election has agreed to serve if elected, and we have no reason to believe that any nominee will be unable to serve. However, if any nominee cannot serve, then your proxy will be voted for another nominee proposed by the Board of Directors, or if no nominee is proposed by the Board of Directors, an additional vacancy will occur.

We, as a matter of policy, encourage our directors to attend meetings of shareholders. Each director proposed for election at our 2006 annual shareholder meeting (i.e., Messrs. Barrenechea, Degan, McClendon, Miller and Norkus) attended the 2006 annual shareholder meeting.

There are no family relationships between any nominees or executive officers of our company, and there are no arrangements or understandings between any nominee and any other person pursuant to which such nominee was or is selected as a director or nominee.

Nominees for Director

You are being asked to vote on the five director nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them for these five nominees. All of our nominees for director are current members of our Board of Directors. The names of the director nominees, their ages as of October 10, 2007 and other information about them are shown below.

Name of Director Nominee	Age	Director Since	Position
Robert A. Degan	68	2000	Independent Director
Vernon A. LoForti	54	2007	President, Chief Executive Officer and Secretary
Scott McClendon	68	1991	Chairman of the Board (Independent Director)
William J. Miller	62	2006	Independent Director
Michael Norkus	61	2004	Independent Director

Robert A. Degan has been a private investor since January 2000. From November 1998 to December 1999, Mr. Degan served as General Manager of the Enhanced Services & Migration Business Unit (formerly, Summa Four, Inc.) of Cisco Systems, Inc., an Internet networking company. From July 1998 to November 1998, Mr. Degan was Chairman, President and Chief Executive Officer of Summa Four, Inc., and from January 1997 to July 1998 he served as its President and Chief Executive Officer and as a director. Mr. Degan became Chairman of the Board of CaminoSoft Corp. (OTCBB: CMSF.OB), an information storage company in April 2006. He retired from the board of directors of FlexiInternational Software, Inc. in July 2006 and Gensym Corporation in May 2005. Mr. Degan was formerly on the research staff at Massachusetts Institute of Technology (MIT).

Vernon A. LoForti has served as our President, Chief Executive Officer and a member of our Board of Directors since August 2007 and as our Secretary since December 1997. Prior to August 2007, Mr. LoForti was our Vice President and Chief Financial Officer since joining us in December 1995 and was Assistant Secretary from December 1995 to November 1997. From August 1992 to December 1995, he was the Chief Financial Officer for Priority Pharmacy, a privately-held pharmacy company. From 1981 to 1992, Mr. LoForti was Vice President of Finance for Intermark, Inc., a publicly-held conglomerate.

Scott McClendon has served as Chairman of our Board since March 2001. From November 2006 to August 2007, he served as our Interim President and Chief Executive Officer and as our President and Chief Executive Officer from October 1991 to March 2001, when he was named our Chairman of the Board, and continued as an executive officer and employee until June 2001. Mr. McClendon has been a business consultant since June 2001. Mr. McClendon was employed by Hewlett-Packard Company, a global manufacturer of computing, communications and measurement products and services, for over 32 years in various positions in engineering, manufacturing, sales and marketing. He last served as the General Manager of the San Diego Technical Graphics Division and Site Manager of Hewlett-Packard in San Diego, California. Mr. McClendon is a director of SpaceDev, Inc. (OTCBB: SPDV.OB), an aerospace development company, and Procera Networks, Inc. (AMEX:PKT), a network equipment company.

William J. Miller has served as an independent director and advisor to technology companies since 1999. From April 1996 to November 1999, Mr. Miller was the Chairman and CEO of Avid Technology, a leader in digital media creation tools for film, video, audio, animation, games, and broadcast professionals. Prior to that time, he served as CEO of Quantum Corporation, a developer of storage technology (from 1992 to 1995) and as Chairman of Quantum (from 1993 to 1995). From 1981 to 1992, Mr. Miller held senior management positions at Control Data Corporation, most recently as Executive Vice President and President of its Information Services business. Mr. Miller currently serves as a director for: Digimarc Corporation (Nasdaq: DMRC), a supplier of secure identity and media management solutions, Nvidia Corp (Nasdaq: NVDA), a provider of graphics processing units (GPUs), media and communications processors (MCPs), wireless media processors (WMPs), and related software for personal computers (PCs), handheld devices, and consumer electronics platforms; Waters Corporation, a privately-held manufacturer of analytical instruments; Viewsonic Corporation, a provider of visual display products (Form S-1 registration statement for IPO filed July 2, 2007 (File No. 333-144262)); and Glu Mobile Corporation (Nasdaq: GLUU), a developer and publisher of games for mobile devices.

Michael Norkus is the President of Alliance Consulting Group, a strategy consulting firm, which he founded in 1986. From 1975 to 1986, Mr. Norkus served as a Vice President of Boston Consulting Group where he was the founding member of the firm's Munich, Germany office. Mr. Norkus is a member of the Board of Associates of The Whitehead Institute in Cambridge, Massachusetts and of the Boston Public Library Foundation.

Cumulative Voting Rights

Our bylaws provide that you can cumulate your votes in the election of directors if, before the vote begins, the candidate or candidates have been nominated and any of our shareholders notifies us of such shareholder's intent to cumulate such shareholder's votes. Under cumulative voting, you may cast a number of votes equal to the product of the number of your shares times the number of directors to be elected at the meeting. If you notify us that you intend to cumulate your votes at any time before the election of directors begins, then you may vote all of your votes for one candidate, or you may distribute your votes among as many candidates as you desire. The candidates receiving the highest numbers of affirmative votes of the shares entitled to vote in the election of directors will be elected to the board positions up for election. If voting for directors is conducted by cumulative voting, then the person named on the proxy will have discretionary authority to cumulate votes among the candidates.

Vote Required

The nominees who receive the highest number of votes represented by shares of common stock present or represented by proxy and entitled to vote at the annual meeting will be elected.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THESE NOMINEES

PROPOSAL NO. 2

APPROVAL OF AMENDMENT AND RESTATEMENT OF 2003 EQUITY INCENTIVE PLAN INCLUDING CANCELLATION OF CERTAIN STOCK OPTIONS

At the annual meeting, shareholders will be asked to approve the amended and restated Overland Storage, Inc. 2003 Equity Incentive Plan (2003 Plan). On September 22, 2007, our Board of Directors adopted the proposed amendment and restatement of the 2003 Plan described below conditioned and subject to shareholder approval. The amended and restated 2003 Plan as proposed to be approved by shareholders is attached to this proxy statement as Appendix A.

Highlights of Material Changes to the 2003 Plan

Shareholders are being asked to approve an amendment and restatement of the 2003 Plan to accomplish, among other things, the following items/changes:

- Increasing by 1,300,000 the number of shares of common stock reserved for issuance under the 2003 Plan;

- For future grants, shortening the maximum stock option and stock appreciation right term to six years from the date of grant;

- Cancelling stock options for 468,300 shares that were previously issued to our current directors and executive officers, with the cancelled option shares no longer available for issuance under the 2003 Plan;

- Expanding the enumerated examples of performance criteria for awards not subject to the limitation on deductibility under Internal Revenue Code Section 162(m);

- Extending the ability to award incentive stock options under the Plan until the 10th anniversary of shareholder approval; and

- Making certain other administrative amendments to the 2003 Plan that are in part intended to facilitate compliance with recently promulgated tax regulations.

We believe strongly that the approval of the amendment and restatement of the 2003 Plan is essential to our continued success. Stock options and other awards such as those provided under the 2003 Plan are vital to our ability to attract, retain and motivate key employees, consultants and directors who are important to the success and growth of our business, and to create a long-term mutuality of interest between such persons and our shareholders. By reducing the maximum stock option and stock appreciation right term life, the financial accounting expenses related to the issuance of such awards will be reduced. We believe the willingness of our current directors and executive officers to cancel stock options for a total of 468,300 shares, without return of such shares to the available reserve under the 2003 Plan, demonstrates their commitment to aligning their interests with those of our shareholders by reducing the overall shareholder dilution level.

Below is a summary of the principal provisions of the 2003 Plan assuming approval of the proposed amendment and restatement. If there is any inconsistency between the summary and the 2003 Plan's terms or if there is any inaccuracy in the summary, the terms of the 2003 Plan govern.

Key Features of the 2003 Plan

Key features of the 2003 Plan, including features that are discussed in this proposal and subject to our shareholders' approval, are as follows:

- The 2003 Plan is generally administered by a committee comprised solely of independent directors.

- Any shares to which stock options or stock appreciation rights pertain will be counted against the total number of shares reserved under the plan as one share for every one share subject to those awards, and any shares to which restricted shares or stock units pertain will be counted against the total number of shares reserved under the plan as two shares for every one share subject those awards, except for stock units which are used to fulfill grants under other plans or programs (such as foreign sub-plans) which are in the nature of stock options or stock appreciation rights.

- Stock options and stock appreciation rights may not be granted at prices below 100% of fair market value of the common stock on the date of grant.

- Beginning on the date of shareholder approval of this proposal, the term life of future grants of stock options and stock appreciation rights may not exceed six years from the date of grant.

- Stock options and stock appreciation rights may not be repriced nor can a stock option or stock appreciation right be cancelled and replaced with a new award with a lower exercise price such that the effect would be the same as reducing the exercise price, without shareholder approval (except as provided under the 2003 Plan for stock splits, recapitalizations and similar events).

A more detailed summary of these key features and further principal features of the 2003 Plan and its operation is set forth below under the heading "Description of the 2003 Plan."

History of the 2003 Plan

On August 7, 2003, our Board of Directors adopted the 2003 Plan and, on November 17, 2003, it was approved by shareholders. Upon approval of the 2003 Plan by our shareholders, our then existing option plans, including the 1995 Stock Option Plan, 1997 Equity Stock Option Plan, 2000 Stock Option Plan and 2001 Supplemental Stock Option Plan (collectively, the Old Option Plans) became unavailable for new grants. The Old Option Plans continue to govern outstanding awards previously granted under such plans.

It was determined to be in our best interest to effectively transfer the shares authorized and available for grant under the terminated Old Option Plans into the pool of shares available under the 2003 Plan. The initial reserve under the 2003 Plan was subject to a maximum limitation of 3,727,827 shares, and included:

- Shares of common stock available for issuance under the Old Option Plans as of November 17, 2003, the date of shareholder approval of the 2003 Plan (the Approval Date);

- Shares of common stock issued under any Old Option Plan or that are issuable upon exercise of stock options granted pursuant to the Old Option Plans that expire or become unexercisable for any reason without having been exercised in full after the Approval Date; and

- 400,000 new shares of common stock.

The terms of the 2003 Plan generally provide that if an award granted under the Old Option Plans terminates, expires or lapses for any reason without having been fully exercised or vested, or is settled by less than the full number of shares of common stock represented by such award actually being issued, the unvested, cancelled or unissued shares of common stock generally will be returned to the available pool of shares reserved for issuance under the 2003 Plan. However, if this proposal is approved by shareholders, then the shares underlying the 468,300 stock options that will be cancelled, as described below under the heading "Cancellation of Certain Stock Options," will not be available for future issuance. The shares outstanding and available under the 2003 Plan are also subject to proportionate adjustments for stock splits, dividends, reorganizations and the like.

On September 29, 2004, our Board adopted an amendment to the Plan, which we refer to as the 2004 Amendment, which was approved by our shareholders on November 15, 2004. The 2004 Amendment provided for, among other things, an increase of 1,000,000 shares of common stock such that the total reserve under the 2003 Plan increased to a maximum of 4,727,827 shares.

As of September 18, 2007, 376,376 shares were available for issuance under the 2003 Plan, which number reflects the grant of options to purchase an aggregate of 1,485,000 shares on August 13, 2007 (including an aggregate of 775,000 shares awarded to executive officers), as well as certain cancellations and forfeitures of options that occurred after the end of fiscal 2007. This amount does not include (a) additional shares that may become available upon the termination, cancellation, expiration or lapse of awards granted under the 2003 Plan or the Old Option Plans and (b) the 1,300,000 share increase subject to this proposal.

Accordingly, if this proposal is approved, the approximate number of shares that would be available for grant under the 2003 Plan would increase to 1,676,376 shares, giving effect to the cancellations discussed below, and the maximum reserve under the plan would increase to 5,559,527 shares. If shareholders do not approve the amended and restated 2003 Plan, the 2003 Plan (without giving effect to any of the amendments subject to this proposal) will continue to remain in effect. The fair market value of a share of our common stock on September 18, 2007 was $1.84.

Description of the 2003 Plan

Background and Purpose of the 2003 Plan. The purpose of the 2003 Plan is to promote the long-term success of our company and the creation of shareholder value by:

- encouraging employees, non-employee directors and consultants to focus on critical long-range objectives,
- encouraging the attraction and retention of employees, outside directors and consultants with exceptional qualifications, and
- linking employees, outside directors and consultants directly to shareholder interests through increased stock ownership.

The 2003 Plan permits the grant of the following types of incentive awards: (1) stock options, (2) stock appreciation rights, (3) restricted shares, and (4) stock units.

Stock Subject to the 2003 Plan. If shareholders approve the increase in the aggregate number of shares authorized under the 2003 Plan pursuant to this Proposal No. 2, a maximum of 5,559,527 shares will be reserved for issuance under the 2003 Plan, representing an increase of 831,700 shares, which represents the 1,300,000 share increase, reduced by 468,300 shares subject to options that will be cancelled and not returned to the 2003 Plan. As of September 18, 2007 the record date for this annual meeting, of the total shares available under the 2003 Plan, 2,199,045 shares were subject to outstanding awards under the 2003 Plan and 376,376 shares were available for future grants. The difference between the maximum available reserve of shares, on the one hand, and the total number of shares subject to outstanding awards and currently available for grant, on the other hand, represents shares that may become available out of shares currently reserved under the Old Option Plans as described under the heading "History of the 2003 Plan" above. Any shares to which stock options or stock appreciation rights pertain will be counted against the total number of shares reserved under the 2003 Plan as one share for every one share subject to those awards, except for stock units which are used to fulfill grants under other plans or programs (such as foreign sub-plans) which are in the nature of stock options or stock appreciation rights. Any shares to which restricted shares or stock units pertain will be counted against the total number of shares reserved under the 2003 Plan as two shares for every one share subject those awards.

Administration of the 2003 Plan. The 2003 Plan requires a committee of two or more directors to administer the 2003 Plan. The members of the committee must be "non-employee directors" under Rule 16b-3 under the Exchange Act, and "outside directors" under Section 162(m) of the Internal Revenue Code. The Board has designated our Compensation Committee as the committee to administer the 2003 Plan. Subject to the terms of the 2003 Plan, the committee has the sole discretion to select the participants who will receive awards, to determine the terms and conditions of awards (for example, the exercise price and vesting schedule), to correct any defect, supply any omission, or reconcile any inconsistency in the 2003 Plan or any award agreement, to accelerate the vesting, extend the post-termination exercise term or waive restrictions of any awards at any time and under such terms and conditions as it deems appropriate, and to interpret the provisions of the 2003 Plan and outstanding awards. The committee may also use the 2003 Plan to issue shares under other plans or subplans as may be deemed necessary or appropriate, such as to provide for participation by our non-U.S. employees and those of any of our subsidiaries and affiliates.

Eligibility to Receive Awards. Employees, non-employee directors and consultants of us and certain of our related companies are eligible to receive awards under the 2003 Plan. The committee generally selects the participants who will be granted awards under the 2003 Plan. As of the record date for this annual meeting, approximately 265 employees (including officers and employee directors) and four non-employee members of the Board of Directors would be eligible to participate in the 2003 Plan.

Award Types

Stock Options. A stock option is the right to acquire shares at a fixed exercise price for a fixed period of time. The committee (or, if authorized for non-executive employees, the secondary committee) will determine the number of shares covered by each stock option and the exercise price of the shares subject to each stock option, but such exercise price cannot be less than 100% of the fair market value on the date of grant of the shares covered by the stock option. Stock options granted under the 2003 Plan may be either incentive stock options (ISOs) or nonstatutory stock options (NSOs). As required by the Internal Revenue Code and applicable regulations, ISOs are subject to limitations not applicable to NSOs. The exercise price for any ISO granted to any employee owning more than 10% of our common stock may not be less than 110% of the fair market value of the common stock on the date of grant. The aggregate fair market value (determined at the date of grant) of our common stock subject to all ISOs held by a participant that are first exercisable in any single calendar year cannot exceed $100,000. ISOs may not be transferred other than upon death, or to a revocable trust where the participant is considered the sole beneficiary of the stock option while it is held in trust.

A stock option granted under the 2003 Plan generally cannot be exercised until it becomes vested. The committee establishes the vesting schedule of each stock option at the time of grant. If this proposal is approved, the maximum term life for stock options granted under the 2003 Plan after such approval is obtained may not exceed six years from the date of grant. An ISO granted to any employee owning more than 10% of our common stock will expire not later than five years after the grant date.

The exercise price of each stock option granted under the 2003 Plan must be paid in cash at the time of exercise, through a broker-assisted "cashless" exercise and sale program, or through another method approved by the committee. The participant must make arrangements to pay any taxes we are required to withhold at the time of exercise.

No participant may be awarded stock options or stock appreciation rights with respect to more than 400,000 shares in any fiscal year.

Stock Appreciation Rights. A stock appreciation right is the right to receive, upon exercise, an amount equal to the excess of the fair market value of the shares on the date of exercise over the fair market value of the shares covered by the exercised portion of the stock appreciation right on the date of grant. The committee determines the terms of stock appreciation rights, including the exercise price, the vesting and the term of the stock appreciation right; provided, however, that if this proposal is approved, the maximum term life for stock appreciation rights granted under the 2003 Plan after such approval is obtained shall in no event exceed six years from the date of grant. The committee may determine that a stock appreciation right will only be exercisable if our company satisfies performance goals established by the committee. Settlement of a stock appreciation right may be in shares of common stock or in cash, or any combination thereof, as the committee may determine. No participant may be awarded stock options or stock appreciation rights with respect to more than 400,000 shares in any fiscal year.

Restricted Shares. Awards of restricted shares are shares of common stock that vest in accordance with the terms and conditions established by the committee. The committee also will determine any other terms and conditions of an award of restricted shares. In determining whether an award of restricted shares should be made, and/or the vesting schedule for any such award, the committee may impose whatever conditions to vesting as it determines to be appropriate. For example, the committee may determine that an award of restricted shares will vest only if our company satisfies performance goals established by the committee. However, in no event will the number of restricted shares which are subject to performance-based vesting conditions and which are granted to any one participant in a single fiscal year exceed 100,000.

Stock Units. Stock units are the right to receive an amount equal to the fair market value of the shares covered by the stock unit at some future date. The committee will determine all of the terms and conditions of an award of stock units, including the vesting period. Upon each vesting date of a stock unit, a participant will be entitled to receive an amount equal to the then fair market value of the shares vesting on that date. The committee may determine that an award of stock units will vest only if our company satisfies performance goals established by the committee. Payment of stock units may be in shares of common stock or in cash, or any combination thereof, as the committee may determine. However, in no event will the number of stock units which are subject to performance-based vesting conditions and which are granted to any one participant in a single fiscal year exceed 100,000.

Performance Conditions. The 2003 Plan specifies performance conditions that the committee may include in awards. Examples of these performance conditions can include one or more of the following:

- net order dollars
- net profit dollars
- net profit growth
- net revenue dollars
- profit/loss or profit margin
- operating profit
- net operating profit
- operating margin
- working capital
- sales or revenue
- revenue growth
- gross margin
- cost of goods sold
- individual performance
- cash
- accounts receivables
- write-offs
- cash flow
- liquidity
- income
- net income
- operating income
- net operating income
- earnings
- earnings before interest, taxes, depreciation and/or amortization
- earnings per share
- growth in earnings per share
- price/earnings ratio
- debt or debt-to-equity
- economic value added
- assets
- return on assets
- return on equity
- stock price
- shareholders' equity
- total shareholder return, including stand-alone or relative to a stock market or peer group index
- return on capital
- return on assets or net assets
- return on investment
- return on operating revenue
- any other financial objectives
- objective customer satisfaction indicators and efficiency measures
- operations
- research or related milestones
- intellectual property (e.g., patents)
- product development
- site, plant or building development
- internal controls
- policies and procedures

- information technology
- human resources
- corporate governance
- business development
- market share
- strategic alliances, licensing and partnering
- contract awards or backlog
- expenses
- overhead or other expense reduction
- compliance programs
- legal matters
- accounting and reporting
- credit rating
- strategic plan development and implementation
- mergers and acquisitions and divestitures
- financings
- management
- improvement in workforce diversity
- or any similar criteria.

Performance conditions must be satisfied for the applicable performance period for awards containing performance goals to vest.

Including performance conditions in awards of stock and stock units to persons subject to the limitations of Internal Revenue Code Section 162(m) can permit these awards to qualify for the performance-based compensation exception to the income tax deduction limit. See the section under the heading "Section 162(m) Limits" below for further details. Approval of the material terms of the 2003 Plan (including participant eligibility, the specified performance condition criteria and the numerical limitations on the magnitude of grants) by shareholders is necessary for grants of stock options, stock appreciation rights and stock units to employees covered by Internal Revenue Code Section 162(m) to qualify for the performance-based compensation exception to the income tax deduction limitations of Section 162(m) of the Internal Revenue Code.

Formula Grants of Awards to Non-Employee Directors. Under the 2003 Plan, non-employee directors will receive a non-statutory stock option to purchase 18,000 shares of our common stock upon each annual meeting date. The shares underlying these stock options vest in equal monthly installments over a 12-month period commencing on the first monthly anniversary of the date of grant. However, non-employee directors who have existing unvested non-employee director stock options (see "Overview of Non-Employee Director Compensation and Procedures" below) at an annual meeting date will not receive a new grant. When a new non-employee director joins the Board of Directors, or when an existing non-employee director stock option grant for an existing director fully vests, such director will be awarded a new stock option for the number of shares determined by multiplying 1,500 by the number of months remaining until the next scheduled annual meeting date, giving credit for any partial month. Such stock option will vest at the rate of 1,500 shares per month and will be fully vested at the next annual meeting date, at which time the director will receive the normal annual grant. If this proposal is approved, the formula stock options granted to non-employee directors will have six-year terms.

Generally, upon a change in our ownership or control or a merger or sale of all or substantially all of our assets, the vesting of stock options granted to directors, who are then serving on the Board of Directors, will fully vest, and become immediately exercisable.

Limited Transferability of Awards. Awards granted under the 2003 Plan generally may not be transferred other than upon death, or pursuant to a court-approved domestic relations order. However, the committee may permit awards other than ISOs to be transferred. Generally, where transfers are permitted, they will be permitted only by gift to a member of the participant's immediate family or to a trust or other entity for the benefit of the member(s) of the participant's and/or his or her immediate family.

Termination of Employment, Death or Disability. The committee will determine the effect of the termination of employment on awards, which determination may be different depending on the nature of the termination, such as terminations for cause, terminations resulting from death, disability or retirement and the like.

Corporate Transaction. In the event that we are a party to a merger or other reorganization, outstanding awards will be subject to the agreement of merger or reorganization. Such agreement may provide for (a) the continuation of the outstanding awards by our company, if our company is a surviving corporation, (b) the assumption of the outstanding awards by the surviving corporation or its parent or subsidiary, (c) the substitution by the surviving corporation or its parent or subsidiary of its own awards for the outstanding awards, (d) full exercisability or vesting and accelerated expiration of the outstanding awards, or (e) settlement of the full value of the outstanding awards in cash or cash equivalents followed by cancellation of such awards. If we sell a division or subsidiary of our company, the Board of Directors may, but need not, direct that one or more of the above actions be taken with respect to awards held by persons for whom the transaction or event resulted in a termination of their service. The Board of Directors need not adopt the same rules for each award or participant.

Change in Control. The committee will decide the effect of a change in control of our company on outstanding awards. The committee may provide that awards will full vest upon a change in control, or upon a change in control followed by an involuntary termination within a certain period of time.

Deferral of Awards. Subject to committee approval and compliance with applicable tax laws, participants may elect to (a) defer amounts (cash or shares) that would otherwise be paid or delivered from the exercise or settlement of certain awards to a deferred compensation account with the company, or (b) convert shares that would otherwise be delivered as a result of the exercise of a stock option or stock appreciation right to an equal number of stock units. Any deferred compensation account established on behalf of a participant will generally represent an unfunded and unsecured obligation of the company.

Term of the 2003 Plan. The 2003 Plan will continue in effect until terminated by the Board of Directors, except that no ISOs may be granted on or after November 15, 2014, or if the shareholders approve this proposal, November 13, 2017.

Amendment and Termination of the 2003 Plan. The Board of Directors generally may amend or terminate the 2003 Plan at any time and for any reason, except that the Board of Directors must obtain shareholder approval of material amendments, including any repricing of stock options or stock appreciation rights after the date of their grant (except for stock splits, recapitalizations and similar events), as required by Nasdaq Marketplace Rules.

Cancellation of Certain Stock Options. Under the terms of the 2003 Plan and under applicable Nasdaq Marketplace Rules, the Board of Directors may not cancel an optionee's stock option and grant such optionee a new stock option with a lower exercise price such that the effect would be the same as reducing the exercise price, without the approval of the shareholders. The Compensation Committee recently authorized new stock option grants to executive officers under the 2003 Plan and directors will receive new formula stock option grants on the date of the 2007 annual meeting. Our current executive officers and directors have agreed to cancel outstanding stock options with an exercise price of $10 per share or more, and the Board of Directors has determined that the shares subject to such stock options will not become available for issuance under the 2003 Plan. In order to comply with the terms of the 2003 Plan and the Nasdaq Marketplace Rules governing repricing of stock options, we have therefore conditioned the cancellation of such stock options on shareholder approval of this Proposal No. 2. If this Proposal No. 2 is approved, the stock options shown on the following table will be immediately cancelled, with the shares underlying the cancelled stock options no longer available for future issuance under the 2003 Plan.

Optionee Name	Option Grant Date	Number of Shares	Per Share Exercise Price	Plan Name
Robert Degan	1/20/2003	22,000	$14.75	2000 Stock Option Plan
	3/3/2005	12,000	$14.67	2003 Equity Incentive Plan
Robert Farkaly	6/25/2003	5,000	$20.25	2000 Stock Option Plan
	11/18/2004	5,000	$13.98	2003 Equity Incentive Plan
Mike Gawarecki	4/21/2000	20,000	$10.00	1997 Stock Option Plan
	7/10/2002	52,500	$13.50	2000 Stock Option Plan
	11/17/2003	10,000	$19.33	2003 Equity Incentive Plan
	11/15/2004	31,400	$14.29	2003 Equity Incentive Plan
Kurt Kalbfleisch	4/21/2000	8,000	$10.00	1995 Stock Option Plan
	7/2/2003	10,000	$20.13	1995 Stock Option Plan
	11/18/2004	3,500	$13.98	2003 Equity Incentive Plan
Vernon LoForti	4/21/2000	20,000	$10.00	1997 Stock Option Plan
	7/10/2002	60,000	$13.50	2000 Stock Option Plan
	11/17/2003	10,000	$19.33	2003 Equity Incentive Plan
	11/15/2004	29,700	$14.29	2003 Equity Incentive Plan
Scott McClendon	1/20/2003	11,000	$14.75	2000 Stock Option Plan
	11/17/2003	18,000	$19.33	2003 Equity Incentive Plan
	11/15/2004	18,000	$14.29	2003 Equity Incentive Plan
Michael Norkus	8/11/2004	4,500	$11.05	2003 Equity Incentive Plan
	11/15/2004	18,000	$14.29	2003 Equity Incentive Plan
Robert Scroop	7/10/2002	60,000	$13.50	2000 Stock Option Plan
	11/17/2003	10,000	$19.33	2003 Equity Incentive Plan
	11/15/2004	29,700	$14.29	2003 Equity Incentive Plan
Total Shares Cancelled		468,300		

Certain Federal Income Tax Information

The following is a general summary as of September 2007 of the federal income tax consequences to us and to U.S. participants for awards granted under the 2003 Plan. The federal tax laws may change and the federal, state and local tax consequences for any participant will depend upon his or her individual circumstances. Tax consequences for any particular individual may be different. This summary is not intended to be exhaustive and does not discuss the tax consequences of a participant's death or provisions of

income tax laws of any municipality, state or other country a participant may reside in. This summary does not purport to be complete. The company advises participants to consult with their own tax advisors regarding the tax implications of their awards under the 2003 Plan.

Incentive Stock Options. For federal income tax purposes, the holder of an ISO receives no taxable income at the time of the grant or exercise of the ISO. If such person retains the common stock for a period of at least two years after the stock option is granted and one year after the stock option is exercised, any gain upon the subsequent sale of the common stock will be taxed as a long-term capital gain. A participant who disposes of shares acquired by exercise of an ISO prior to the expiration of two years after the stock option is granted or one year after the stock option is exercised will realize ordinary income as of the date of exercise equal to the difference between the exercise price and fair market value of the stock on the date of exercise. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss. The difference between the option exercise price and the fair market value of the shares on the exercise date of an ISO is an adjustment in computing the holder's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year.

Nonqualified Stock Options. A participant who receives an NSO with an exercise price equal to the fair market value of the stock on the grant date generally will not realize taxable income on the grant of such option, but will realize ordinary income at the time of exercise of the stock option equal to the difference between the option exercise price and the fair market value of the stock on the date of exercise. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Stock Appreciation Rights. No taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Shares. A participant will not have taxable income upon grant unless he or she elects to be taxed at that time. Instead, he or she will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the shares or cash received minus any amount paid for the shares.

Stock Units. No taxable income is reportable when stock units are granted to a participant. Upon settlement, the participant will recognize ordinary income in an amount equal to the value of the payment received pursuant to the stock units.

Tax Effect for our Company. We generally will be entitled to a tax deduction in connection with an award under the 2003 Plan in an amount equal to the ordinary income realized by a participant at the time the participant recognizes such income (for example, upon the exercise of an NSO).

Excess Parachute Payments. The benefits of any award will be reduced if, as a result of a penalty tax that would be imposed by Section 4999 of the Internal Revenue Code for "parachute payments," the after-tax value of the award to the participant will be greater than if the award were not so reduced. In addition, the committee may determine at the time of granting an award or any time after grant to reduce an award so that the award will not be subject to the limitation on deductibility of "parachute payments" imposed by Section 280G of the Internal Revenue Code.

Section 162(m) Limits. Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that we may deduct in any one year with respect to our principal executive officer and each of our other three most highly compensated officers (other than our principal financial officer). Certain performance-based compensation approved by shareholders is not subject to the deduction limit. Our 2003 Plan is intended to enable certain awards to constitute performance-based compensation not subject to the limitations of Section 162(m) of the Internal Revenue Code. However, to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the committee has not adopted a policy that all compensation must be deductible.

Section 409A. Section 409A of the Internal Revenue Code provides specific rules governing the federal income taxation of certain types of deferred compensation arrangements. A violation of Section 409A of the Internal Revenue Code generally results in an acceleration of income of amounts intended to be deferred and the imposition of an excise tax of 20%, paid by the employee, over and above the income tax owed. The IRS issued final regulations under Section 409A of the Internal Revenue Code in April 2007 and is expected to continue to provide guidance regarding the applicability of these rules to different forms of equity compensation arrangements. The types of arrangements covered by Section 409A of the Internal Revenue Code are broad and may apply to certain awards available under the 2003 Plan. The intent is for the 2003 Plan, including any awards available thereunder, to comply with the requirements of Section 409A of the Internal Revenue Code to the extent applicable.

New Plan Benefits

The following table describes the formula grants that will be granted to our non-employee directors immediately after the annual meeting. The other awards, if any, that may be made in the future under the 2003 Plan are not determinable.

Name and Position	Dollar Value ($)	Number Units
Vernon A. LoForti, President and Chief Executive Officer	Not applicable	
Christopher P. Calisi, Former President and Chief Executive Officer	Not applicable	
Scott McClendon, Former Interim President and Chief Executive Officer	Not applicable	
Robert J. Scroop, Vice President of New Product Delivery	Not applicable	
W. Michael Gawarecki, Vice President of Operations	Not applicable	
Christie Huff, Former Vice President, Worldwide Marketing	Not applicable	
Michael S. Kerman, Former Vice President and Chief Strategy Officer	Not applicable	
Executive Group	Not applicable	
Non-Executive Director Group	To be determined on November 13, 2007	72,000 shares
Non-Executive Officer Employee Group	Not applicable	

Summary

We believe strongly that the approval of the amendment and restatement of the 2003 Plan, which includes the increase in the number of authorized shares for issuance, the cancellation of certain stock options held by our officers and directors, the reduction in the maximum term of stock options to six years, and the expansion of enumerated examples of qualifying performance criteria, is essential to our continued success. Awards such as those provided under the 2003 Plan constitute an important incentive for participants and will help us to attract and retain qualified individuals to serve on behalf of our company.

Vote Required

Approval of this proposal requires the affirmative vote of the holders of a majority of the shares casting votes in person or by proxy on this proposal at the annual meeting. The number of such affirmative votes must be at least a majority of the required quorum for the meeting.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE *2003* EQUITY INCENTIVE PLAN INCLUDING CANCELLATION OF CERTAIN STOCK OPTIONS

PROPOSAL NO. 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are asking you to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending June 29, 2008. PricewaterhouseCoopers LLP has audited our financial statements annually since our inception in 1980. Representatives of PricewaterhouseCoopers LLP are expected to be at the annual meeting to answer any questions and make a statement should they choose to do so.

Although our bylaws do not require that our shareholders approve the appointment of our independent registered public accounting firm, our Board of Directors is submitting the selection of PricewaterhouseCoopers LLP to our shareholders for ratification as a matter of good corporate practice. If our shareholders vote against the ratification of PricewaterhouseCoopers LLP, our Board of Directors will reconsider whether or not to retain the firm. Even if our shareholders ratify the appointment, our Board of Directors may choose to appoint a different independent registered public accounting firm at any time during the year if our Board of Directors determines that such a change would be in the best interests of our company and our shareholders.

Independent Registered Public Accounting Firm Fees and Services

The following table summarizes the aggregate fees billed to the company by its independent registered public accounting firm, PricewaterhouseCoopers LLP for the fiscal years ended July 2, 2006 and July 1, 2007.

	2006	2007
Audit Fees (1)	$956,000	$671,697
Audit-Related Fees (2)	0	0
Tax Fees (3)	0	0
All Other Fees (4)	0	0
Total	$956,000	$671,697

(1) Audit Fees consist of fees billed for professional services rendered for the audit of our consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements. Audit Fees for 2006 (but not 2007) include the audit of the effectiveness of our company's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under Audit Fees. During fiscal years 2006 and 2007 there were no such services rendered to us by PricewaterhouseCoopers LLP.

(3) Tax fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning (domestic and international). These services include assistance regarding federal, state and international tax compliance, acquisitions and international tax planning. During fiscal years 2006 and 2007 there were no such services rendered to us by PricewaterhouseCoopers LLP.

(4) All Other Fees consist of fees for products and services other than the services reported above. During fiscal years 2006 and 2007 there were no such services rendered to us by PricewaterhouseCoopers LLP.

Pre-Approval Policies and Procedures

As a matter of policy, all audit and non-audit services provided by our independent registered public accounting firm are approved in advance by the Audit Committee, which considers whether the provision of non-audit services is compatible with maintaining such firm's independence. All services provided by PricewaterhouseCoopers LLP during fiscal years 2006 and 2007 were pre-approved by the Audit Committee. The Audit Committee has considered the role of PricewaterhouseCoopers LLP in providing services to us for the fiscal year ended July 1, 2007 and has concluded that such services are compatible with their independence as our auditors.

Vote Required

Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm requires the affirmative vote of the holders of a majority of the shares casting votes in person or by proxy on this proposal at the annual meeting. The number of votes cast in favor of this proposal must also be at least a majority of the required quorum. The presence in person or by proxy of the persons entitled to vote a majority of shares our common stock will constitute a quorum under our bylaws. Abstentions will be counted towards the tabulation of votes cast on this proposal. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INFORMATION ABOUT OUR BOARD OF DIRECTORS

Director Independence

The Board of Directors, upon the recommendation of the Nominating and Governance Committee, has affirmatively determined that Messrs. Degan, McClendon, Miller and Norkus are independent directors within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Mr. LoForti does not meet the independence requirements under Nasdaq Marketplace Rule 4200(a)(15) because he is our President and Chief Executive Officer. In the course of determining whether Messrs. Degan, McClendon, Miller and Norkus were independent under Nasdaq Marketplace Rule 4200(a)(15), the Board of Directors considered the following transactions, relationships and arrangements not required to be disclosed in "Certain Relationships and Related Party Transactions":

- Although Mr. McClendon served as our Interim President and Chief Executive Officer from November 2006 through August 2007, he is not automatically disqualified from being an independent director under Nasdaq Marketplace Rule 4200(a)(15) because he served in these interim positions for less than one year. In August 2007, the Board of Directors, upon the recommendation of the Nominating and Governance Committee, found that Mr. McClendon, upon his resignation from the interim positions, had no relationship with our company which, in the opinion of the Board of Directors, would interfere with his exercise of independent judgment in carrying out the responsibilities of a director.

Meetings of the Board and Committees

Board of Directors. Our Board of Directors currently has five directors. During fiscal 2007, our Board of Directors held 14 meetings and each director attended at least 75% of all meetings of the Board of Directors and applicable committees, during the periods that he served.

Committees. During fiscal 2007, our Board of Directors had the following five committees: Audit, Compensation, Shareholder Value, Nominating and Governance, and Strategy. The Shareholder Value Committee and the Strategy Committee were suspended in June 2007.

Nasdaq Marketplace Rule 4350(d)(2)(A) requires the audit committee of each listed issuer to have at least three independent members, at least one of whom is a financial expert. Currently, as a result of the resignation of Mr. Barrenechea in June 2007, the Audit Committee is comprised of two independent members, one of whom is a financial expert. Under Nasdaq Marketplace Rule 4350(d)(4)(B), we have until December 6, 2007 to regain compliance with Nasdaq Marketplace Rule 4350(d)(2)(A).

The charters of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, which have been adopted by the Board of Directors, are publicly available on our website at www.overlandstorage.com. The Audit Committee, the Compensation Committee and the Nominating and Governance Committee are comprised entirely of independent directors as defined in Nasdaq Marketplace Rule 4200(a)(15). Current membership of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee is as follows:

Audit Committee	Compensation Committee	Nominating and Governance Committee
Robert A. Degan (Chairman)	William J. Miller (Chairman)	Michael Norkus (Chairman)
Michael Norkus	Robert A. Degan	Robert A. Degan
	Michael Norkus	William J. Miller

Each of the above-listed committee members served in such capacity for all of the last fiscal year, except Mr. Norkus who was appointed to the Audit Committee in November 2006 and Mr. Degan who was appointed to the Compensation Committee in June 2007.

During the last fiscal year, Mr. McClendon was a member of the Audit and Compensation Committees until he was appointed Interim President and Chief Executive Officer in November 2006.

Prior to his resignation from the Board of Directors in June 2007, Mr. Barrenechea was a member of the Audit Committee, the Compensation Committee, the Shareholder Value Committee and the Strategy Committee.

Audit Committee. The Audit Committee held eight meetings during fiscal 2007. The Audit Committee acts pursuant to the Audit Committee Charter and currently performs the following functions, among others:

- reviews our annual and quarterly financial statements and oversees the annual and quarterly financial reporting processes;
- reviews and approves related party transactions;
- selects our independent registered public accounting firm, pre-approves all audit and non-audit services by them, oversees and approves their compensation, confirms their independence and reviews the scope of their activities;
- receives and considers our independent registered public accounting firm's comments as to the adequacy and effectiveness of our accounting and financial controls;
- retains independent counsel, accountants, or others at the expense of the company to advise the committee or assist in the conduct of an investigation;
- reviews the company's effectiveness and methodology for monitoring compliance with laws and regulations and oversees any investigations regarding compliance matters;
- reviews the process for communicating our Code of Business Conduct and Ethics to company personnel and monitors compliance with such code of ethics; and
- considers the effectiveness of our company's internal control over the financial reporting process, including information technology security and control.

In addition to being independent under Nasdaq Marketplace Rule 4200(a)(15), all members of the Audit Committee must meet the additional independence standards for audit committee members set forth in SEC Rule 10A-3(b)(1) and Nasdaq Marketplace Rule 4350(d)(2)(A). The Board of Directors has determined that Mr. Degan qualifies as an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act.

Compensation Committee. The Compensation Committee held eight discrete meetings and one joint meeting with the Nominating and Governance Committee during fiscal 2007. The Compensation Committee acts pursuant to the Compensation Committee Charter adopted by the Board of Directors and currently performs the following functions, among others:

- reviews and approves executive and director compensation levels;
- reviews the performance of our CEO;
- awards stock options and restricted stock, and administers our various equity compensation and employee stock purchase plans; and
- reviews director compensation.

In addition to being independent under Nasdaq Marketplace Rule 4200(a)(15), all members of the Compensation Committee must qualify as "non-employee directors" under Rule 16b-3 under the Exchange Act and "outside directors" under Section 162(m) of the Internal Revenue Code, in accordance with the Compensation Committee Charter. The Compensation Committee may delegate to a subcommittee of two or more directors the authority to make grants under our equity-based incentive plans to employees and consultants who are not executive officers or directors of our company.

The Compensation Discussion and Analysis included in this proxy statement includes additional information regarding the Compensation Committee's processes and procedures for considering and determining executive compensation, and discusses the role of executive officers and compensation consultants in determining executive officer and director compensation.

Nominating and Governance Committee. The Nominating and Governance Committee held six discrete meetings and one joint meeting with the Compensation Committee during fiscal 2007. The Nominating and Governance Committee currently performs the following functions, among others:

- identifies individuals qualified to become members of the Board of Directors;
- recommends the persons to be nominated for election as directors at the annual meeting of shareholders;
- regularly reviews and advises the Board of Directors with respect to corporate governance principles and policies applicable to our company; and
- oversees the annual evaluation of the director effectiveness.

The Nominating and Governance Committee is responsible for reviewing with the Board of Directors, on an annual basis, the appropriate skills and characteristics required of directors in the context of the current make-up of the Board of Directors and to set those forth in writing. This assessment includes issues of diversity, experience, judgment, ability and willingness to devote the necessary time, and familiarity with domestic and/or international markets. all in the context of an assessment of the perceived needs of our company. The Nominating and Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities. The Nominating and Governance Committee has not established any specific minimum criteria or qualifications that a nominee must possess. In August 2007, the Nominating and Governance Committee retained the services of Spencer Stuart, an executive search firm, to assist in the process of identifying and evaluating director candidates. To date, neither the Nominating and Governance Committee nor any predecessor to the committee has rejected a director nominee from a shareholder or shareholders holding more than 5% of our voting stock.

The Nominating and Governance Committee will consider nominees recommended by our shareholders if the nominee recommendations are submitted in writing to our Secretary at our headquarters in San Diego, California. The Nominating and Governance Committee will evaluate nominees recommended by our shareholders under the same criteria as other nominees.

Shareholder Value Committee. The Shareholder Value Committee held no meetings during fiscal 2007. The Shareholder Value Committee's function was to evaluate and respond to any unsolicited third-party proposals to acquire the company and to advise the Board of Directors regarding any company-solicited transactions that were out of the ordinary course of business and designed to increase shareholder value. Upon the recommendation of the Nominating and Governance Committee, the Board of Directors decided to suspend operation of the Shareholder Value Committee in June 2007.

Strategy Committee. The Strategy Committee held two meetings during fiscal 2007. The Strategy Committee was formed in November 2006 to provide input to the Board of Directors and management in the development of our corporate strategy. Upon the recommendation of the Nominating and Governance Committee, the Board of Directors decided to suspend operation of the Strategy Committee in June 2007.

Director Compensation Table

The following table provides compensation information for the year ended July 1, 2007 for each non-employee member of our Board of Directors. See "Summary Compensation Table" for information related to the compensation of Mr. McClendon, who served as our Interim President and Chief Executive Officer from November 1, 2006 to August 8, 2007.

Name	Fees Earned or Paid in Cash	Option Awards (1)(2)	Total
Mark J. Barrenechea (3)	$42,750	$206,349	$249,099
Robert Degan	$44,500	$ 61,498	$105,998
William J. Miller	$44,500	$ 74,840	$119,340
Michael Norkus	$45,500	$ 61,498	$106,998

(1) The amounts listed in this column represent the dollar amount we recognized for financial statement reporting purposes with respect to fiscal 2007 (for awards made both in and before fiscal 2007), disregarding an estimate of forfeitures related to service-based vesting conditions, under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," or SFAS No. 123(R). For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of these awards, see Note 10 to the consolidated financial statements included in our annual report on Form 10-K for the year ended July 1, 2007.

(2) Messrs. Barrenechea, Degan, Miller and Norkus were each granted 18,000 stock options on November 14, 2006, with a fair value of $57,096 calculated under SFAS No. 123(R). Mr. Barrenechea was granted 60,000 stock options on December 20, 2006 with a fair value of $166,728 calculated under SFAS No. 123(R). At fiscal year end, the aggregate number of shares subject to outstanding option awards for each director was as follows: Mr. Barrenechea – 85,500; Mr. Degan – 155,000; Mr. Miller – 25,500; and Mr. Norkus – 58,500.

(3) Mr. Barrenechea resigned from the Board of Directors effective June 9, 2007. The 85,500 option shares outstanding at July 1, 2007, as noted above, expired unexercised on September 9, 2007.

Overview of Non-Employee Director Compensation and Procedures

We compensate non-employee directors through a mix of cash and equity-based compensation. In November 2005, the Compensation Committee reviewed the level of director compensation in comparison to like companies and concluded that the level of director compensation was appropriate. Each non-employee director receives a quarterly retainer of $5,000, plus $2,500 for each meeting attended ($1,250 if held telephonically), plus reimbursement for expenses. The Chairman of the Board receives an additional $2,500 per quarter in addition to the non-employee director fee of $5,000 per quarter. However, Mr. McClendon did not receive a Chairman of the Board fee or other fees paid to non-employee directors while serving as our Interim President and Chief Executive Officer. Members of the Audit Committee and the Compensation Committee receive a retainer of $500 per quarter in lieu of a fee for committee meetings attended during a quarter and members of the Nominating and Governance Committee receive $500 for each committee meeting attended ($250 if held telephonically and no fee if held the same day as a board meeting). Before its suspension, members of the Shareholder Value Committee received $500 for each committee meeting attended (whether telephonically or in person), but such fees were not paid for committee meetings held in joint session with the full board. We also reimburse expenses incurred by non-employee directors to attend meetings.

In addition to the cash component of compensation, each non-employee director receives stock options. Under the company's 2003 Equity Incentive Plan (2003 Plan), our methodology for options and other equity awards granted to non-employee directors is a formula-based methodology. Pursuant to the 2003 Plan, each non-employee director receives a ten-year nonqualified stock option to purchase 18,000 shares on the same date as our annual meeting of shareholders. These options are exercisable at fair market value on the date of grant and vest in equal monthly installments over a 12-month period, as measured from the grant date. If our shareholders approve the amendments to the 2003 Plan, the formula-based stock options will change from a ten-year non-qualified stock option to a six-year non-qualified stock option. On November 14, 2006, Messrs. Barrenechea, Degan, Miller and Norkus each received an annual option grant for 18,000 shares. Under the 2003 Plan, when a new non-employee director joins the board, such director will be awarded a new option for a number of shares determined by multiplying 1,500 by the number of months remaining until the next scheduled annual meeting date, giving credit for any partial month. Such option will vest at the rate of 1,500 shares per month and will be fully-vested at the next annual meeting date, at which time the director will receive the normal annual stock option grant.

In November 2006, the Compensation Committee engaged the consulting firm of Pearl Meyer & Partners (PM&P) to provide guidance on remuneration for Mr. Barrenechea, upon his assumption of the role of Chairman of the newly-formed Strategy Committee and Chairman of the Shareholder Value Committee. In addition to Mr. Barrenechea's normal board duties, it was anticipated that these roles would require Mr. Barrenechea to commit one to two days a week for six months working with management, outside entities and the Board of Directors to evaluate our future strategic development, evaluate acquisitions, and consider opportunities for sale or merger of our company. Following their review of Mr. Barrenechea's employment and compensation history and the PM&P 2006 Director Compensation Survey, specifically the data on Special Committee Compensation, PM&P recommended that Mr. Barrenechea be granted an additional equity award for these new roles. Accordingly, he was granted an option to purchase 60,000 shares on December 20, 2006. This option was immediately vested as to 10,000 shares (reflecting commencement of service as Chairman of the Strategy Committee and Chairman of the Shareholder Value Committee on November 1, 2006), with the remainder vesting at a rate of 10,000 shares on the first day of each month commencing January 1, 2007 through May 1, 2007 so long as Mr. Barrenechea was serving as the Chairman of the Strategy Committee and Chairman of the Shareholder Value Committee. Mr. Barrenechea resigned from our Board of Directors and all committees upon which he served on June 9, 2007. This option grant and the other options Mr. Barrenechea held at the time of his resignation expired unexercised.

Equity Ownership by the Board of Directors

Pursuant to stock ownership guidelines recommended by our Nominating and Governance Committee and as approved by the Board of Directors, each director is expected to own at least 1,000 shares of our common stock during their term of service as a director, with new directors expected to acquire at least that number of shares within 90 days of commencement of service as a director.

Compensation Committee Interlocks and Insider Participation

Messrs. Barrenechea, McClendon, Miller and Norkus served on the Compensation Committee during all or portions of fiscal 2007. None of these directors have been employees or officers of our company, except Mr. McClendon who served as our Interim President and Chief Executive Officer from November 2006 to August 2007. Mr. McClendon also served as our President and Chief Executive Officer from October 1991 to March 2001 when he was named our Chairman of the Board and remained an executive officer and employee until June 2001.

No executive officer of our company (1) served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our company's compensation committee, (2) served as a director of another entity, one of whose executive officers served on our company's compensation committee, or (3) served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of our company.

Shareholder Communications with the Board of Directors

We have adopted a formal process by which shareholders may communicate with our Board of Directors. Communications to the board must either be in writing and sent care of the Secretary by mail to our offices at 4820 Overland Avenue, San Diego, California 92123, or delivered via e-mail to secretary@overlandstorage.com. This centralized process will assist the Board of Directors in reviewing and responding to shareholder communications in an appropriate manner. The name of any specific intended recipient should be noted in the communication. All communications (i) must be accompanied by a statement of the type and amount of the securities of our company that the person holds, (ii) must identify any special interest, meaning an interest not in the capacity of a shareholder of our company, of the person submitting the communication, and (iii) the address, telephone number and e-mail address, if any, of the person submitting the communication. The Board of Directors has instructed the Secretary to forward it such correspondence; however, before forwarding any correspondence, the Board of Directors has also instructed the Secretary to review such correspondence and, in the Secretary's discretion, not to forward certain items if they are deemed of a personal, illegal, commercial, offensive or frivolous nature or otherwise inappropriate for director consideration.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and beneficial owners of more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. Based solely on copies of these reports provided to us and written representations that no other reports were required, we believe that these persons met all of the applicable Section 16(a) filing requirements during fiscal 2007, except one late Form 4 was filed for George Karabatsos to report the cancellation of his unvested restricted stock when his employment with our company terminated in August 2006.

Code of Business Conduct and Ethics

We have adopted the Overland Storage, Inc. Code of Business Conduct and Ethics, which applies to our directors, executive officers and employees. A copy of the Code of Business Conduct and Ethics is publicly available on our website at www.overlandstorage.com. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the code applying to our principal executive officer or our principal financial or accounting officer, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The names of our current executive officers, their ages as of October 10, 2007, and their positions are shown below. Biographical summaries of each of our executive officers who are not also members of our Board of Directors are included below.

Name	Age	Position Held
Vernon A. LoForti	54	President, Chief Executive Officer and Secretary
Robert Farkaly	61	Vice President of Worldwide Sales
W. Michael Gawarecki	59	Vice President of Operations
Kurt L. Kalbfleisch	41	Vice President of Finance and Interim Chief Financial Officer
Robert J. Scroop	59	Vice President of New Product Delivery

Vernon A. LoForti is a director. See "Proposal 1, Election of Directors" for a description of his business experience.

Robert Farkaly has served as our Vice President of Worldwide Sales since April 2007. Mr. Farkaly joined us in June 2003 when we acquired Okapi Software, Inc. where he served as Chief Marketing Officer since June 2002. Since joining us, Mr. Farkaly has served as our Director of Product Marketing (June 2003 to August 2003), Sales Director for Disk Products (August 2003 to July 2005) and Director of Product Management (July 2005 to April 2007).

W. Michael Gawarecki has served as Vice President of Operations since joining us in July 1998. From October 1997 to June 1998, he was Vice President of Operations for SubMicron Systems Corporation, a supplier of equipment to the semiconductor industry. From February 1994 to September 1997, Mr. Gawarecki was Director of California Operations for Millipore Corporation, a supplier of purification products to the biopharmaceutical and semiconductor industries. From February 1993 to January 1994, he was Director of Advanced Manufacturing at Telectronics Pacing Systems, a medical device company.

Kurt L. Kalbfleisch has served as our Interim Chief Financial Officer since August 2007 and as our Vice President of Finance since July 2007. Mr. Kalbfleisch has been an employee of our company since December 1993 and has served in key management roles in our finance department during that time. Prior to joining our company, Mr. Kalbfleisch worked as a manufacturing budget analyst for McDonnell Douglas Corporation, a major aerospace manufacturer and defense contractor, from July 1989 to December 1993.

Robert J. Scroop joined us in February 1993 as our Vice President of Engineering. He currently serves as Vice President of New Product Delivery and has held that position since January 2007. Prior to that time, he served as our Vice President of Engineering (April 2005 to January 2007), Vice President and General Manager of our Automation Business Unit (July 2004 to April 2005), Vice President and General Manager of our Storage Resource Business Unit (August 2001 to July 2004) and Vice President of Engineering (February 1993 to August 2001). From April 1990 to February 1993, he was Vice President of Engineering of the Cipher Division of Archive Corporation, a computer storage company. From December 1985 to April 1990, he was a Director of Engineering at Cipher.

There were no arrangements or understandings between any officer and any other person pursuant to which such executive officer was or is to be selected as an executive officer. There are no family relationships between any executive officer, director or person nominated by the company to become a director or executive officer.

COMPENSATION DISCUSSION AND ANALYSIS

We have adopted a basic philosophy and practice of offering market competitive compensation that is designed to attract, retain and motivate a highly qualified executive management team. With respect to (i) each person who served as our principal executive officer or principal financial officer during fiscal 2007 (regardless of compensation level), (ii) the three most highly-compensated executive officers during fiscal 2007 who were serving as executive officers at the end of fiscal 2007 who did not serve as principal executive officer or principal financial officer, and (iii) one additional executive officer who would have been one of the three most highly-compensated executive officers during fiscal 2007 except that she was not serving as an executive officer at the end of fiscal 2007 (each of whom we refer to as a "named executive officer"), this Compensation Discussion and Analysis describes our compensation philosophy and objectives, the methodologies used for establishing the compensation programs for the named executive officers, and the policies and practices to administer such programs.

Compensation Philosophy and Objectives

The Compensation Committee, comprised entirely of independent directors, reviews and approves executive officer compensation and oversees the administration of our employee stock option plans and employee stock purchase plan. Our executive compensation programs have been designed to provide incentives for both short- and long-term performance.

The Compensation Committee's policy on executive compensation is that compensation should:

- be effective in attracting and retaining key executives critical to our success;
- align the interests of the executives with the interests of our shareholders;
- reflect our financial performance; and
- reward executives for their individual performance.

In pursuit of these objectives, the Compensation Committee believes that the compensation packages provided to the named executive officers should include both cash and stock-based compensation, with an emphasis on pay for performance.

Methodologies for Establishing Compensation

Executive compensation generally includes base salary, bonuses based on our performance and the individual performance of the officers, and stock option and restricted stock awards. The Compensation Committee reviews the compensation packages of the named executive officers at least once annually, generally in November. In determining the appropriate compensation levels for our Chief Executive Officer, the Compensation Committee meets outside the presence of our executive officers and other employees. With respect to our other executive officers, our Chief Executive Officer reviews the performance of each executive officer with the Compensation Committee and makes recommendations.

The Compensation Committee evaluates executive performance with the goal of setting compensation levels competitive with companies in the computer peripherals industry of similar revenue, with adjustments for individual experience levels and performance. To help fulfill its responsibilities, the Compensation Committee periodically engages third-party executive compensation consultants to gather market data and to conduct reviews of our executive compensation program. In making decisions regarding salary levels for our named executive officers, the Compensation Committee used compensation consultants to advise only with respect to persons who served as our Chief Executive Officers during fiscal year 2007 (Messrs. LoForti, McClendon and Calisi). The current salary levels for Mr. Gawarecki and Mr. Scroop have not changed since fiscal 2005 and fiscal 2004, respectively. Mr. Kerman's salary did not change after his employment with us in fiscal 2005.

In making changes to compensation levels (including stock option awards) in fiscal 2005 and fiscal 2004, the Compensation Committee relied on information provided by our human resources department personnel and their knowledge of local pay practices together with salary surveys such as the Radford Executive Survey. The Compensation Committee believes that the Radford Executive Survey provided an appropriate representation of the full range of competitive companies. The survey is widely recognized as one of the most authoritative and comprehensive sources for data on competitive total direct executive compensation packages. The data reported was gathered from more than 700 participating organizations nationwide. These companies were predominantly in technology-based industries and approximately half operated inside of California. In fiscal 2005 and fiscal 2004, the Compensation Committee targeted overall compensation for executive officers at approximately the 50th percentile of compensation paid to similar positions at comparable companies. Since fiscal 2005, the Compensation Committee has not revisited its previous assessment of the targeted overall compensation for our executive officers (other than our Chief Executive Officer as described below), and the salaries of our executive officers have generally been unchanged since that time.

In making the above-referenced compensation decisions in 2004 and 2005, we generally defined comparable companies as those with the following attributes:

- Principal business is in the computer peripherals industry;
- $200 million to $500 million in annual revenues;
- 200 to 400 employees; and
- Headquartered or main operations in Southern California.

With new hires, the Compensation Committee took and takes into account past compensation history, any compensation forfeited by the new hire experienced in leaving such new hire's immediately prior job, or any uniquely valuable skills the new hire might bring to us to enhance shareholder value. With internal promotions to executive officers, the Compensation Committee also takes into account past compensation history, the new levels of responsibility of the executive officer, and the importance of maintaining the continued employment of an individual with an established history of contributing to shareholder value and a thorough knowledge of our company.

To set the compensation level for Mr. McClendon (our former Interim President and Chief Executive Officer) the Compensation Committee considered the compensation levels of Christopher Calisi, the President and Chief Executive Officer immediately preceding Mr. McClendon, and engaged independent compensation specialists Pearl Meyer & Partners (PM&P). PM&P provided the Compensation Committee with current compensation data for the following selected peer group who generally approximated the attributes of a comparable company. These

PROXY STATEMENT

peer group companies were all in the "computer storage & peripherals" industry and had annual revenues between $100 million to $600 million and had a market capitalization of less than $1 billion. The peer group of companies were:

Adaptec, Inc.	MTI Technology Corporation
Datalink Corporation	Novatel Wireless Inc.
Dot Hill Systems Corporation	Presstek, Inc.
Hypercom Corporation	Printronix Inc.
Innovex Inc.	Simpletech Inc.
Iomega Corporation	Synaptics Inc.
Key Tronic Corporation	

The Compensation Committee and PM&P compared the peer group compensation levels to the compensation levels of Mr. Calisi and determined that the remuneration of Mr. Calisi was within market median levels. A detailed explanation regarding the compensation methodology for Mr. Calisi can be found under his name in the section entitled "Compensation Actions Taken for Our Named Executive Officers."

The Compensation Committee relied on the same report to set compensation for Mr. LoForti when Mr. LoForti was promoted to President and Chief Executive Officer in August 2007.

Until October 2006, the Compensation Committee had established quarterly cash bonus awards primarily based on our degree of achievement of the quarterly operating plan goals set each quarter by the Board of Directors (typically earnings per share) in consultation with management. If these goals were satisfied, management was eligible to receive bonuses based on success in achieving specific objectives established and assessed by the Compensation Committee. As discussed further below, the cash bonus program was suspended by the Compensation Committee in October 2006. The Compensation Committee periodically evaluates the merits of reinstating this program or another cash bonus program.

We also provide a portion of our executive compensation in the form of stock options that vest over time, which we believe can help to retain our executives and align their interests with those of our shareholders by allowing them to participate in the longer term success of our company.

In April 2006, the Compensation Committee retained the services of Watson Wyatt to conduct an Incentive Program Review. Specifically, the Compensation Committee asked Watson Wyatt to review the long-term incentive program and develop a strategy for managing compensation-share usage and to evaluate the executive short-term incentive plan to ensure it effectively motivates and rewards the senior executive team. After evaluating the program recommended by Watson Wyatt, the Compensation Committee decided not to implement it but may re-consider it in the future.

The compensation consultants retained by the Compensation Committee act as independent advisors to the Compensation Committee and they have no other consulting relationships with the company or its management.

Components of our Executive Compensation Program

The primary elements of our executive compensation program are:

- base salary;
- quarterly cash bonuses based on our performance (program currently suspended as of October 2006);
- stock option awards;
- fringe benefits;
- change-of-control agreements; and
- severance benefits for qualifying terminations of employment.

We do not have a formal or informal policy for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the Compensation Committee reviews market data, historical practices, salary history, and practices of comparable companies, provided by our human resources department personnel and/or outside third party consultants and determines what it believes to be the appropriate level and mix of the various compensation components.

Base Salary

The Compensation Committee approved no salary modifications for our executive officers during fiscal 2007 or fiscal 2006. Salary increases were suspended for all employees in fiscal 2006 for budgetary reasons. Because of our financial losses in fiscal 2006 and fiscal 2007, the Compensation Committee determined not to increase salaries for executive officers. Moreover, the Compensation Committee approved a voluntary reduction in salary for Mr. Calisi, our former President and Chief Executive Officer, in fiscal 2006, as further described below under "Compensation Actions Taken for Our Named Executive Officers."

Executive Bonus Plan and Discretionary Bonuses

Until it was suspended by the Compensation Committee in October 2006 as part of a revised 2007 fiscal plan, our Chief Executive Officer and other executive officers participated in our executive bonus plan which was designed as a performance-based component of their compensation packages. The Compensation Committee tailored the bonus plan for each executive to be unique to such executive's area of responsibility. Until it was suspended, the plan established by the Compensation Committee was evaluated on a quarterly basis and included two performance measurement points for each executive officer:

- our actual earnings per share (EPS) in comparison to the target approved by the Compensation Committee; and
- achievement of individual job performance goals and objectives.

No bonuses were paid under our executive bonus plan during fiscal 2006 or fiscal 2007 (through October 2006 when it was suspended) because the plan does not provide for bonus payments for quarters in which we sustain a net loss per share. Bonuses under the executive bonus plan were last earned during the first fiscal quarter of 2005.

The company has from time to time awarded (and could in the future award) discretionary bonuses for special contributions, such as creating a unique strategic opportunity for us. In fiscal 2006, some executive officers were paid a $10,000 discretionary bonus in recognition of new business awarded to us. No discretionary bonuses were paid in fiscal 2007. In July 2007, a retention bonus plan was approved for Mr. Kalbfleisch, our Vice President of Finance and Interim Chief Financial Officer. Under this arrangement, Mr. Kalbfleisch will earn cash bonuses of $10,000 each in October 2007, January 2008, April 2008 and July 2008, subject to his continued employment at those times.

Stock Options and Restricted Stock Awards

We believe that equity grants provide our executive officers with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executive officers and our shareholders. In addition, the vesting feature of our equity grants, generally over three years, serves to aid executive officer retention.

We have historically provided our executive officers with long-term incentives by awarding them stock options and, to a lesser extent, restricted stock awards. The exercise price of options awarded to executive officers is equal to the closing market price of our common stock on the date of award. The options have generally vested monthly over a three-year period for existing employees, and for new employees, one-third of the shares subject to option vest after the first year of employment and the remaining two-thirds vest monthly over the next 24 months. The options have had ten year terms, subject to continuing service, and have remained exercisable for between 30 days and three months after termination of service, or longer in the event service terminates due to death or disability. If our shareholders approve Proposal No. 2, future stock option grants under our 2003 Equity Incentive Plan will have maximum six year terms. An initial award of a stock option, restricted stock, or both, is made at the time an executive officer is hired. The Compensation Committee annually considers additional awards based on both company and individual performance. The Compensation Committee takes into account the executive officer's position and level of responsibility, existing stock and unvested option holdings and the potential reward if the stock price appreciates in the public market and, to ensure that such person's total compensation conforms to our overall compensation philosophy and objectives, all other components of the executive officer's compensation. With respect to the timing of option grants, our current policy is to grant options only at regularly scheduled meetings of the Compensation Committee. However, if we are in a blackout period under our Insider Trading Policy at the time of the Compensation Committee meeting, our policy is for the options approved by the Compensation Committee at that meeting to be granted on the day which is the second business day following the end of the blackout period with an exercise price equal to the closing market price of our common stock on that day.

In August 2007, the Compensation Committee approved stock options for our executive officers. The Committee determined that it needed to make a one-time significant equity award to its executive officers and key employees as a retention tool, because (i) no salary increases had been made for Messrs. Gawarecki and Kerman since fiscal 2005 and for Mr. Scroop since fiscal 2004, (ii) all existing stock option awards had exercise prices in excess of our current share price, (iii) no bonuses had been awarded in fiscal 2007 and (iv) our financial performance had been weak during the last several years. These options vest monthly for one year and have a three year term. Following this special equity award program in August 2007, less than 212,000 option shares remained available for grant under the 2003 Equity Incentive Plan, the only equity plan available for the grant of equity awards. As a result of this low share reserve, the Compensation Committee and the Board of Directors approved in September 2007 an amendment and restatement of the 2003 Equity Incentive Plan to, among other things, increase the share reserve by 1,300,000 shares, subject to approval of our shareholders. The Compensation Committee and the Board of Directors also approved the cancellation of outstanding stock options held by our current executive officers and directors with an exercise price of $10.00 per share or more, subject to approval of our shareholders, and determined that the shares subject to such cancelled stock options will not become available for issuance under the 2003 Equity Incentive Plan. This has the effect of offsetting the increase in the share reserve by the 468,300 shares subject to the cancelled options. See "Proposal No. 2 - Approval of Amendment and Restatement of 2003 Equity Incentive Plan Including Cancellation of Certain Stock Options" above for more information concerning the share reserve of the 2003 Equity Incentive Plan and the cancellation of certain stock options held by our executive officers and directors.

All stock options granted to our executive officers, including our Chief Executive Officer, become immediately exercisable in the event of a merger, sale, liquidation or other change in control of our company. Restricted stock awards historically did not provide for accelerated vesting upon such events. There currently are no outstanding restricted stock awards.

Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance, flexible spending accounts, long term care insurance, and a 401(k) plan. Executive officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees, with the exception of the flexible spending accounts which are not available to our executive officers since the company reimburses all out-of-pocket medical expenses as described below.

We provide executive officers with other personal benefits that are reasonable and consistent with our overall compensation program to enable us to attract and retain employees for key positions. For fiscal 2007, we provided the following personal benefits to our named executive officers, all of which benefits are fully paid for by us: standard medical and dental insurance for employee and family; reimbursement of any out of pocket medical expenses for employee and family; executive supplemental term life insurance; executive long-term disability insurance; annual physicals; gym membership; and unlimited paid time off. As a result of our unlimited paid time off policy, vacation time is no longer accrued for executive officers.

The Compensation Committee periodically reviews the levels of perquisites and personal benefits provided to executive officers.

Change in Control Benefits

We have agreements with our executive officers that provide certain benefits in the event of a change in control of our company or in the event their employment is terminated without cause. We have provided detailed information about these benefits, along with estimates of their value under various circumstances in the sections entitled "Retention Agreements" and "Stock Options" under "Potential Payments Upon Termination or Change in Control" below.

The Compensation Committee has determined to provide for change in control benefits for company leadership because we recognize that, as is the case with many publicly-held corporations in the technology sector, the possibility of a change in control exists, and the uncertainty and questions which a potential change in control may raise among our executive officers could result in the departure or distraction of executive officers to the detriment of our company and our shareholders. Stock options and restricted stock awards held by executive officers generally vest in full upon a change of control ("single trigger"), while the remainder of benefits to be received by an executive officer upon a change of control generally requires a change of control followed by termination of the executive officer's employment ("double trigger"). We believe single trigger treatment for equity awards is appropriate because: (i) it helps retain key employees during change in control discussions, especially more senior executive officers where equity represents a significant portion of their total pay package; (ii) it is difficult to replicate underlying performance goals, particularly for performance-contingent vesting; (iii) the company that made the original equity grant will no longer exist after a change in control and employees should not be required to have the fate of their outstanding equity tied to the new company's future success; and (iv) it ensures that ongoing employees are treated the same as terminated employees with respect to outstanding equity awards. On the other hand, we believe a "double trigger" is appropriate for the remainder of benefits, particularly payments of cash, because it prevents an unintended windfall to executive officers in the event of a friendly change in control, while still providing them appropriate incentives to cooperate in negotiating any change in control in which they believe they may lose their employment. The Compensation Committee further believes that if a named executive officer remains employed by us following a change in control, but such officer experiences a defined set of adverse circumstances regarding such officer's employment, then such officer should have the opportunity (during a two year period from the change in control) to elect to resign and receive the same severance benefits applicable as if such officer's employment was severed by the company without cause.

Severance

We have an employment agreement with our current President and Chief Executive Officer, Mr. LoForti, which, as amended in September 2007, provides severance if we terminate his employment without cause or if he resigns for good reason. We also had a similar employment agreement with our former Chief Executive Officer, Mr. Calisi. These agreements with Messrs. Calisi and LoForti are further described below under "Compensation Actions Taken for Our Named Executive Officers."

Severance, if any, for executive officers without employment agreements who are terminated by us "without cause" is determined by our Compensation Committee based upon (i) the reason for termination, (ii) the length of service to our company, and (iii) as recommended by our Chief Executive Officer.

The severance benefits paid to Mr. Calisi and Ms. Huff, each of whom separated from us in fiscal 2007, are described below under "Compensation Actions Taken for Our Named Executive Officers" and in the Summary Compensation Table.

Compensation Actions Taken for Our Named Executive Officers

Christopher Calisi. Mr. Calisi's employment as our President and Chief Executive Officer ended effective November 1, 2006. Details regarding his post-termination compensation are set forth below following the discussion regarding his recent compensation history.

During fiscal 2005, the Compensation Committee retained a professional compensation consultant, J. Richard & Co., to assist it in developing an appropriate compensation package for Mr. Calisi. The compensation consultant and the Compensation Committee reviewed all components of Mr. Calisi's compensation, including base salary, bonus, long-term incentive awards, accumulated realized and unrealized stock option gains, matching contributions under the company's 401(k) plan and other benefits and perquisites provided to Mr. Calisi. The compensation consultant provided the Committee with comparable data from the Radford Technology Survey of Executive Compensation Practices and a peer group of 12 companies suggested by the Compensation Committee which included: Adaptec, Inc., Advanced Digital Information, Brocade Communications, Crossroads Systems, EMC Corporation, Imation Corp., Iomega Corporation, Network Appliance, Quantum Corporation, Sandisk, Storage Technology, and SunGard Data Systems. The compensation consultant and the Compensation Committee also looked at comparable data removing Brocade Communications, EMC Corporation and Network Appliance from the initial peer group at the recommendation of the compensation consultant.

The final package consisted of an increase in Mr. Calisi's base salary from $430,000 to $500,000 per year, which the Compensation Committee determined to be market compensation level for CEOs of the peer group. The Compensation Committee also determined to award Mr. Calisi a cash bonus of $21,500, which represented the prorated amount of the annual compensation increase for the period of November 2004, when his salary increase would normally have been effective, to the April 2005 effective date of the increase. No additional bonus award was granted to Mr. Calisi in connection with his performance for fiscal 2004. Additionally, the Compensation Committee recommended that the 2003 Equity Incentive Plan Committee grant to Mr. Calisi the following equity awards:

- an option to purchase up to 100,000 shares of common stock at an exercise price of $11.00 per share, which option was immediately vested as to 11,200 shares, with the remainder vesting at a rate of 2,775 shares per month from May 2005 through December 31, 2007;

- 50,000 shares of restricted stock, vesting in installments of 16,667, 16,667 and 16,666 shares on the first day of calendar years 2006, 2007 and 2008, respectively; and

- 50,000 shares of restricted stock, vesting as to 12,500, 12,500 and 25,000 shares, respectively, if the volume weighted daily average stock price for ten consecutive trading days reached $20, $25 and $30, respectively, on or before the first day of calendar 2008, subject to Mr. Calisi's employment as Chief Executive Officer on such date(s).

The 2003 Equity Incentive Plan Committee was a subcommittee of the Compensation Committee composed of two directors, each of whom qualified as a "non-employee director" under Rule 16b-3 under the Exchange Act and an "outside director" under Section 162(m) of the Internal Revenue Code, which was established to administer the 2003 Equity Incentive Plan so that awards made under that plan would (i) be exempt from the short-swing trading restrictions of Section 16(b) of the Exchange Act, and (ii) qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code.

Mr. Calisi's award levels were based in part on the analysis and recommendations of the compensation consultant, and were intended to increase the retentive value of Mr. Calisi's long-term incentive compensation rather than to reward past performance. Restricted shares were included in the package at the recommendation of the compensation consultant to reduce the dilution and increase the retentive value of the package. The Compensation Committee emphasized the long-term incentive nature of the restricted stock awards by providing that 50,000 restricted shares would vest only upon very substantial increases in share price during Mr. Calisi's tenure as our Chief Executive Officer. The other 50,000 restricted shares vested at future points in time, thereby aligning the value that Mr. Calisi would have received from such award with his continued tenure at our company and with our future share price performance. The 2003 Equity Incentive Plan Committee followed the recommendations of the Compensation Committee and made the foregoing equity awards under the 2003 Equity Incentive Plan.

In fiscal 2006, the Compensation Committee amended the terms of Mr. Calisi's employment agreement and retention agreement pursuant to a voluntary offer made by Mr. Calisi in November 2005. Although the Compensation Committee believed Mr. Calisi's salary to be appropriate at the time, Mr. Calisi offered the salary reduction in the context of the losses sustained by the company in fiscal 2006. Pursuant to the amendments, Mr. Calisi's gross annual base salary was reduced from $500,000 to $395,000 effective as of November 15, 2005, except that, solely for purposes of calculating severance payments under his employment agreement and retention agreement, Mr. Calisi's salary would be deemed to be the greater of $500,000 or his then current salary as of the date of termination or a change in control, as applicable. The reduction in salary also reduced the annual bonus for which Mr. Calisi was eligible under his employment agreement and the retention agreement. Mr. Calisi's compensation was not modified again before the termination of his employment agreement in November 2006.

In connection with the termination of Mr. Calisi's employment agreement, the Compensation Committee considered a number of critical transitional issues for which Mr. Calisi had unique knowledge, including the transition of manufacturing services from our outsourced manufacturer back to us, and relationships with key distributors, suppliers and potential partners. The Compensation Committee also considered that any ill-will of Mr. Calisi and/or post-employment disputes would be a distraction to us at a critical juncture and could have a negative effect on retention of key commercial relationships. In order to retain Mr. Calisi's transitional consulting services and achieve a prompt and full resolution of Mr. Calisi's termination of employment, the Compensation Committee approved our entry into a separation agreement and a consulting agreement with Mr. Calisi. Under the terms of the consulting agreement, Mr. Calisi agreed to provide transitional consulting services to us for a period of six months. For his consulting services, Mr. Calisi was paid $20,833.33 per month during the term of the agreement. Under the terms of the separation agreement, we also agreed to (i) provide Mr. Calisi a lump sum payment of $500,000 in accordance with the provisions of his employment agreement, (ii) pay health benefit premiums on Mr. Calisi's behalf for a period not to extend beyond one year, (iii) reimburse up to $10,000 of outplacement services for Mr. Calisi, which he did not utilize, and (iv) allow him to keep certain used office equipment. Mr. Calisi agreed to waive his post-separation exercise rights for his outstanding stock options, and he executed a general release of all claims against us. The Compensation Committee determined that the value and flexibility created by the waiver of exercisability of the options was greater than the value of the modest additional benefits beyond those provided in Mr. Calisi's employment agreement.

Scott McClendon. In November 1, 2006, the board appointed Mr. McClendon as our Interim President and Chief Executive Officer, and Mr. McClendon served in this position until August 2007. The Compensation Committee approved a compensation package for Mr. McClendon that consisted of a monthly salary of $32,916.67. The base salary was equivalent to the base salary earned by Mr. Calisi at the time of his departure. Mr. McClendon also participated in our employee benefit plans. Mr. McClendon did not receive fees paid to our non-employee directors or the Chairman of the Board fee while serving as Interim President and Chief Executive Officer.

The Compensation Committee retained the services of PM&P to assist it in determining the appropriate compensation package for Mr. McClendon as described above under "Methodologies for Establishing Compensation." The final package consisted of a salary and stock option award which the Compensation Committee determined to be market compensation level for CEOs of similarly-situated companies as provided by PM&P.

In December 2006, Mr. McClendon received an option to purchase up to 75,000 shares of our common stock at the purchase price of $4.29 per share, the closing price of our common stock on the date of grant. The option was immediately vested as to 6,250 shares (reflecting the commencement of service as Interim President and Chief Executive Officer on November 1, 2006), with the remainder vesting at a rate of 6,250 shares on the first day of each month commencing January 1, 2007 through November 1, 2007, subject to Mr. McClendon's continuing service to us.

Vernon A. LoForti. In connection with his appointment as President and Chief Executive Officer in August 2007, Mr. LoForti's annual base salary was increased from $297,750 to $400,000. Prior to this increase, Mr. LoForti's salary was last increased in November 2004 while he served as our Vice President and Chief Financial Officer. In determining Mr. LoForti's current compensation, the Compensation Committee considered the compensation earned by Mr. Calisi and Mr. McClendon, each of whom previously served as President and Chief

Executive Officer, and reviewed all components of Mr. LoForti's compensation, including base salary, bonus, long-term incentive awards, accumulated realized and unrealized stock option gains, matching contributions under the company's 401(k) plan and other benefits and perquisites provided to Mr. LoForti. In August 2007, as part of the special grant of stock options described above under "Stock Options and Restricted Stock Awards," Mr. LoForti was granted an option to purchase up to 250,000 shares of our common stock at the purchase price of $1.62 per share, the closing price of the company's common stock on the date of grant.

We entered into an employment agreement with Mr. LoForti in December 2000 pursuant to which Mr. LoForti continued employment as our Vice President and Chief Financial Officer. The employment agreement was amended and restated in September 2007 to reflect Mr. LoForti's promotion to President and Chief Executive Officer and his new salary. It was also amended to add severance provisions, as the severance provisions previously in effect under the agreement had expired on December 3, 2003. These severance provisions provide that if we terminate Mr. LoForti's employment without cause, then we are obligated to pay him a severance payment equal to his base salary, payable on a pro-rated basis according to our normal payroll cycle for the 12 months following his termination. In addition, he is entitled to receive accelerated vesting for any stock options that would otherwise have vested during the 12-month period following his termination. He is also entitled to receive the cash severance payment if he resigns following any of the following events (good reason): (i) reduction in compensation of more than 10%; (ii) change in position or duties so that his duties are no longer consistent with his previous position; or (iii) change in principal place of work to more than 50 miles from our current facility without his approval. The payment of the severance benefits described above are conditioned on the execution by Mr. LoForti of a general release of all claims against us. The employment agreement has a one-year term, automatically renews for successive one-year terms unless one of the parties timely gives notice to terminate, and provides that our Board of Directors may unilaterally modify Mr. LoForti's compensation at any time. Mr. LoForti did not receive any bonus or equity awards in fiscal 2007. Mr. LoForti is also party to a retention agreement with us, as described above under "Change in Control Benefits."

W. Michael Gawarecki. Mr. Gawarecki is an at-will employee whose employment may be terminated by us for any reason, with or without notice. Mr. Gawarecki currently earns an annual salary of $246,500 and has earned this same salary since November 2004. Mr. Gawarecki did not receive any bonus or equity awards in fiscal 2007. In August 2007, as part of the special grant of stock options described above under "Stock Options and Restricted Stock Awards," he received an option to purchase up to 100,000 shares of our common stock at the purchase price of $1.62 per share the closing price of the company's common stock on the date of grant.

Christie Huff. Ms. Huff's employment with us terminated in April 2007. At the time of termination, Ms. Huff earned an annual salary of $195,000 and was an at-will employee and could be terminated by us for any reason, with or without notice. We entered into a separation agreement with Ms. Huff under which we agreed to: (i) provide Ms. Huff a lump sum payment of $97,500 equal to six months base salary; (ii) pay health benefit premiums on Ms. Huff's behalf for a period not to extend beyond one year; and (iii) allow her to keep certain used office equipment. In exchange, Ms. Huff executed a general release of all claims against us.

Michael Kerman. Mr. Kerman's employment with us terminated in October 2007. Mr. Kerman earned an annual salary of $225,000 per year and had earned this same salary since he was hired in August 2004. Mr. Kerman did not receive any bonus or equity awards in fiscal 2007. In August 2007, as part of the special grant of stock options described above under "Stock Options and Restricted Stock Awards," he received an option to purchase up to 150,000 shares of the company's common stock at the purchase price of $1.62 per share, the closing price of the company's common stock on the date of grant. This stock option will expire on January 3, 2008.

Robert Scroop. Mr. Scroop is an at-will employee whose employment may be terminated by us for any reason, with or without notice. Mr. Scroop currently earns an annual salary of $220,500 per year and has earned this same salary since November 2003. Mr. Scroop did not receive any bonus or equity awards in fiscal 2007. On August 2007, as part of the special grant of stock options described above under "Stock Options and Restricted Stock Awards," he received an option to purchase up to 75,000 shares of the company's common stock at the purchase price of $1.62 per share, the closing price of the company's common stock on the date of grant.

Tax Deductibility of Executive Compensation

The Compensation Committee has considered the impact of Section 162(m) of the Internal Revenue Code, which disallows a deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year for the Chief Executive Officer and the three other most highly compensated executive officers (excluding the principal financial officer) unless such compensation meets the requirements for "performance-based compensation." As the cash compensation we pay to each of our executives officers is expected to be below $1 million and the Compensation Committee believes that options and performance-vesting restricted stock awarded under the equity incentive plans to such officers will meet the requirements for qualifying as performance-based compensation, the Compensation Committee believes that Section 162(m) will not affect the tax deductions available to us with respect to the compensation of our executives fiscal 2007. It is the Compensation Committee's policy to qualify to the extent reasonable executive officer compensation for deductibility under applicable tax law. However, the Compensation Committee may, from time to time, approve compensation to officers that may not be fully deductible.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed it with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement for the 2007 annual meeting of shareholders. This report is provided by the following committee members, all of whom are independent:

William J. Miller (Chairman)
Robert A. Degan
Michael Norkus

Summary Compensation Table

The following table contains information concerning the compensation received by our named executive officers in fiscal 2007.

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Stock Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Vernon A. LoForti President, Chief Executive Officer and Secretary (3)	2007	297,750	--	--	25,958	323,708
Scott McClendon Former Interim President and Chief Executive Officer	2007	287,058 (4)	200,206	--	12,530	499,794
Christopher P. Calisi (5) Former President and Chief Executive Officer	2007	218,125 (5)	(158,144)	(247,299)	652,970	465,652
W. Michael Gawarecki Vice President of Operations	2007	275,643 (6)	--	--	24,882	300,525
Christie Huff (7) Former Vice President of Worldwide Marketing	2007	192,233 (7)	--	--	135,372	327,605
Michael S. Kerman (8) Former Vice President of Marketing and Chief Strategy Officer	2007	225,000	37,559	--	34,094	296,653
Robert J. Scroop Vice President of New Product Delivery	2007	220,500	--	--	21,563	242,063

(1) Amounts listed in the "Option Awards" and "Stock Awards" columns represent the dollar amount we recognized for financial statement reporting purposes with respect to fiscal 2007, disregarding an estimate of forfeitures related to service-based vesting conditions, under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," or SFAS No. 123(R). For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of these awards, see Note 10 to the consolidated financial statements included in our annual report on Form 10K for the year ended July 1, 2007.

(2) Amounts listed in this column reflect (i) employer matching contributions that we made on behalf of our named executive officers under our 401(k) plan, (ii) premiums we paid on their behalf for term life and disability insurance, (iii) premiums we paid on their behalf for medical and dental insurance, and (iv) out-of-pocket medical expenses we paid on their behalf (including gym memberships). In the case of Mr. Calisi and Ms. Huff, amounts included also reflect severance paid, and in the case of Mr. Calisi, consulting fees paid in connection with his termination, and the value of certain used office equipment Mr. Calisi and Ms. Huff were permitted to

retain upon their termination. The amounts we paid to the named executive officers in fiscal 2007 include the following:

Name	401k Match	Life/ Disability Insurance Premiums	Medical/ Dental Premiums	Out-of-Pocket Medical Expenses	Severance Payments	Consulting Fees Paid	Equipment	Total
Vernon A. LoForti	$ 8,245	$2,217	$13,447	$2,049	--	--	--	$ 25,958
Scott McClendon	$10,938	$1,182	$ 410	--	--	--	--	$ 12,530
Christopher P. Calisi	--	$1,183	$20,132	$6,255	$500,000	$125,000	$400	$652,970
W. Michael Gawarecki	$ 8,113	$1,834	$13,598	$1,337	--	--	--	$ 24,882
Christie Huff	$ 7,975	$1,209	$19,481	$8,957	$ 97,500	--	$250	$135,372
Michael S. Kerman	$ 7,788	$1,674	$19,410	$5,222	--	--	--	$ 34,094
Robert J. Scroop	$ 8,654	$1,641	$10,908	$ 360	--	--	--	$ 21,563

(3) During the 2007 fiscal year, Mr. LoForti served as our Vice President, Chief Financial Officer and Secretary and was our principal financial officer. Mr. LoForti was promoted to President and Chief Executive Officer in August 2007. Mr. LoForti continues to serve as Secretary.

(4) Mr. McClendon served as our Interim President and Chief Executive Officer from November 1, 2006 to August 8, 2007. While serving as an executive officer, Mr. McClendon was not paid non-employee director fees or his Chairman of the Board fees. Amounts included in the "Salary" column reflect non-employee director fees and Chairman of the Board fees of $25,750 in the aggregate paid to Mr. McClendon during the period of July 3, 2006 to October 31, 2006, and base salary of $261,308 paid to Mr. McClendon during the period of November 1, 2006 to July 1, 2007. Mr. McClendon currently serves as our Chairman of the Board.

(5) Mr. Calisi's employment with us ended on November 1, 2006. Amounts included in the "Salary" column reflect vacation payout in the amount of $84,433 in fiscal 2007.

(6) Amounts included in the "Salary" column reflect vacation payout in the amount of $29,143 in fiscal 2007.

(7) Ms. Huff's employment with us ended on April 27, 2007. Amounts included in the "Salary" column reflect vacation payout in the amount of $30,983 in fiscal 2007.

(8) Mr. Kerman's employment with us ended on October 3, 2007.

Grants Of Plan-Based Awards

The following table contains information about plan-based awards granted to our named executive officers in fiscal 2007.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Scott McClendon	12/20/2006	75,000	$4.29	$209,332
Christopher P. Calisi	--	--	--	--
Vernon A. LoForti	--	--	--	--
W. Michael Gawarecki	--	--	--	--
Christie Huff	--	--	--	--
Michael S. Kerman	--	--	--	--
Robert J. Scroop	--	--	--	--

The option award listed above was granted to Mr. McClendon under our 2003 Equity Incentive Plan. The option was immediately vested as to 6,250 shares (reflecting Mr. McClendon's commencement of service as Interim President and Chief Executive Officer on November 1, 2006), with the remainder vesting at a rate of 6,250 shares on the first day of each month commencing January 1, 2007 through November 1, 2007, subject to Mr. McClendon's continuing service to our company. The option will fully vest upon a change in control as defined in our 2003 Equity Incentive Plan. The option has a ten-year life, subject to continuing service.

Outstanding Equity Awards At Fiscal Year-End

The following table provides information about the current holdings of stock options by our named executive officers at July 1, 2007. This table includes unexercised and unvested option awards. Each option award is shown separately for each named executive officer. Messrs. McClendon, LoForti, Gawarecki and Scroop have agreed to cancel those options set forth below with exercise prices of $10.00 per share or more if Proposal No. 2 described above is approved by our shareholders, and have agreed not to exercise any such options prior to the vote on Proposal No. 2.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date (1)
Scott McClendon	50,000	--	$ 6.60	7/2/2011
	11,000	--	14.75	1/20/2013
	18,000	--	19.33	11/17/2013
	18,000	--	14.29	11/15/2014
	18,000	--	8.51	11/15/2015
	50,000 (2)	25,000	4.29	12/20/2016
Christopher P. Calisi	--	--	--	--
Vernon A. LoForti	32,167	--	7.50	8/12/2007
	30,000	--	5.63	10/12/2009
	1,500	--	8.25	2/18/2010
	20,000	--	10.00	4/21/2010
	30,000	--	7.41	12/4/2010
	60,000	--	13.50	7/10/2012
	10,000	--	19.33	11/17/2013
	29,700 (3) (4)	--	14.29	11/15/2014
W. Michael Gawarecki	25,000	--	5.00	7/8/2008
	20,000	--	5.63	10/12/2009
	20,000	--	10.00	4/21/2010
	35,000	--	9.31	1/15/2011
	52,500	--	13.50	7/10/2012
	10,000	--	19.33	11/17/2013
	31,400 (3) (4)	--	14.29	11/15/2014
Christie Huff (7)	10,000	--	13.24	7/5/2014
Michael S. Kerman (8)	75,000 (3)(5)	--	13.18	8/30/2014
	18,056 (6)	6,944	10.86	4/28/2015
Robert J. Scroop	30,000	--	9.31	1/15/2011
	60,000	--	13.50	7/10/2012
	10,000	--	19.33	11/17/2013
	29,700 (3) (4)	--	14.29	11/15/2014

(1) Each option expires ten years from the date of grant.

(2) This option was immediately vested as to 6,250 shares (reflecting Mr. McClendon's commencement of service as Interim President and Chief Executive Officer on November 1, 2006), with the remainder vesting at a rate of 6,250 shares on the first day of each month commencing January 1, 2007 through November 1, 2007.

(3) In July 2005, the Board of Directors approved the accelerated vesting of all unvested stock options held by our executive officers and employees, with an exercise price at or above $12.00 per share. The stock option acceleration program did not apply to stock options held by our non-employee directors including Mr. McClendon who was not an employee at the time. In connection with the acceleration of vesting of options held by our executive officers, each executive officer agreed not to sell or transfer any shares subject to accelerated vesting until the original vesting date would have occurred based on the original vesting schedule (without giving effect to any future termination of service). The primary purpose of the accelerated vesting was to eliminate future stock-based compensation expense under SFAS No. 123(R). Except as disclosed in footnotes (4) and (5) of this table, all options accelerated in July 2005 have met the requirements of their original vesting date.

(4) Under its original vesting schedule, this option vests on a monthly basis over a 36-month period beginning in December 2004 and ending in November 2007.

(5) Under its original vesting schedule, one-third of the option vested on the first anniversary of the grant date. Following the first anniversary of the grant date, the option vested pro-rata on a monthly basis, becoming fully-vested on the third anniversary of the grant date in August 2007.

(6) This option vests on a monthly basis over a 36-month period beginning in April 2005 and ending in April 2008.

(7) Ms. Huff's employment with us terminated in April 2007. Her option expired unexercised in July 2007.

(8) Mr. Kerman's employment with us terminated in October 2007. His options will expire in January 2008 if the vested portions are not exercised before that date.

Option Exercises And Stock Vested

None of our named executive officers exercised stock options or held restricted stock which vested during fiscal 2007.

Potential Payments Upon Termination Or Change-Of-Control

The information below reflects the potential payments and benefits each of our named executive officers could receive in the event of a termination of such person's employment due to a change in control as defined below under "Retention Agreements" (other than Mr. Calisi and Ms. Huff, who separated from us before July 1, 2007 and whose actual severance payments are reflected in the Summary Compensation Table). Other than Mr. Calisi, no named executive officer had an agreement in place during fiscal 2007 which provided severance benefits for termination other than those related to a change of control. In calculating the quantitative disclosures in the table below, we assumed the triggering event for the receipt of payments and benefits upon termination or change in control took place at July 1, 2007. The amounts set forth in the table do not include payments and benefits which are extended by law or on a non-discriminatory basis to salaried employees generally on termination of employment.

Name	Salary	Bonus	Health and Other Insurance Benefits (1)	Additional Vested Options	Value of Additional Vested Options (2)	Other Compensation
Vernon A. LoForti (3)						
Change in Control	--	--	--	--	--	--
Termination Following Change in Control	$595,500	--	$11,251	--	--	--
Scott McClendon						
Change in Control	--	--	--	25,000	$69,470	--
Termination Following Change in Control	--	--	--	--	--	--
W. Michael Gawarecki						
Change in Control	--	--	--	--	--	--
Termination Following Change in Control	$246,500	--	$15,198	--	--	--
Michael Kerman (4)						
Change in Control	--	--	--	6,944	$56,946	--
Termination Following Change in Control	$225,000	--	$21,664	--	--	--
Robert J. Scroop						
Change in Control	--	--	--	--	--	--
Termination Following Change in Control	$220,500	--	$10,494	--	--	--

(1) Represents estimated COBRA healthcare premiums paid for 12 months, using assumptions used for financial reporting purposes under generally accepted accounting principles.

(2) Amounts listed in this column represent the dollar amount we would have recognized for financial statement reporting purposes if the options held by Mr. McClendon and Mr. Kerman vested in full on July 1, 2007, in accordance with SFAS No. 123(R). For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of these awards, see Note 10 to the consolidated financial statements included in our annual report on Form 10K for the year ended July 1, 2007.

(3) In connection with his promotion to President and Chief Executive Officer in August 2007, Mr. LoForti's employment agreement was amended and restated to provide for severance benefits in the event he is terminated without cause or if he resigns for good reason, regardless of whether such events occur in the context of a change

in control. See "Compensation Discussion and Analysis – Compensation Actions Taken for our Named Executive Officers" for more information about these severance benefits.

(4) Mr. Kerman resigned in October 2007 and accordingly will not be entitled to any benefits upon a change in control.

Retention Agreements

We entered into retention agreements with Messrs. LoForti, Gawarecki and Scroop effective January 27, 2000, with Mr. Calisi effective March 12, 2001, with Mr. Kerman effective August 1, 2005 and with Ms. Huff effective September 14, 2005. These agreements provide that the executive officer will receive a lump sum severance payment if, within two years of the consummation of a change in control of our company, such executive officer is terminated without cause or resigns with good reason. These severance payments are based on the executive officer's base salary at the time of the consummation of the change in control or the termination date, whatever is higher, plus such executive officer's target bonus for the year before the consummation of the change in control. The agreements provide that, upon a change in control, Mr. LoForti would be entitled to receive an amount equal to 2.0 times his base salary, plus target bonus, and Messrs. Gawarecki and Scroop each would be entitled to an amount equal to their respective base salary, plus target bonus. Mr. Calisi, Ms. Huff and Mr. Kerman became ineligible for benefits under their retention agreement upon termination of employment. If any portion of any payment under the retention agreements would constitute an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code, then that payment will be reduced to an amount that is one dollar less than the threshold for triggering the tax imposed by Section 4999 of the Internal Revenue Code. The agreements also provide that if the executive officer elects to continue insurance coverage as provided by the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), we will reimburse the executive the amount of the premiums incurred by the executive officer for 12 months following the termination date. The consideration payable to an executive officer under the agreements is contingent upon such executive officer signing a general release of claims against us.

In September 2007, we entered into amended and restated retention agreements with each of Messrs. Gawarecki, LoForti and Scroop. The amendments to the retention agreements primarily concerned (i) structuring the timing of severance payments under the retention agreements so that they will not be considered "deferred compensation" under Section 409A of the Internal Revenue Code, and (ii) updating the arbitration provisions and the form of general release to conform to recent legal developments under state and federal law. The amount and nature of the severance benefits under the retention agreements did not change.

Stock Option Agreements

All unvested stock options held by named executive officers will become fully-vested in the event of a merger, sale, liquidation or other change in control of the company. Any option granted with an exercise price at or above $12.00 per share became immediately exercisable on July 3, 2005 as a result of the stock option acceleration program described above under "Outstanding Equity Awards at Fiscal Year-End."

Employee Benefit Plans

In addition to the other compensation plans described above, we maintain the following employee benefit plans, each of which is administered by the Compensation Committee, under which the named executive officers may participate or receive compensation. Only the 2003 Equity Incentive Plan (2003 Plan) and the 2006 Employee Stock Purchase Plan are currently active.

1995 Stock Option Plan. In October 1995, our shareholders approved our 1995 Stock Option Plan as amended (1995 Plan). A total of 1,000,000 shares of common stock were authorized for issuance under the 1995 Plan. The Board of Directors terminated the 1995 Plan effective upon shareholder approval of the 2003 Plan (the 2003 Plan Adoption Date). On the 2003 Plan Adoption Date, shares of common stock which remained available for issuance under the 1995 Plan were rolled into the reserve of shares available for new awards under the 2003 Plan, and any shares that are issuable upon exercise of options granted pursuant to the 1995 Plan that expire or become unexercisable for any reason without having been exercised in full after the 2003 Plan Adoption Date are also rolled into the reserve of shares available for new awards under the 2003 Plan. If the shareholders approve Proposal No. 2, then the shares subject to cancelled options described under "Cancellation of Certain Stock Options" will not become available for issuance under the 2003 Plan. The 1995 Plan provided that our non-employee directors, employees and consultants, and those of our majority-owned subsidiaries, were eligible to receive options exercisable into shares of common stock. The options granted under the 1995 Plan are exercisable at fair market value on the date of issuance, vest over a maximum of five years and have a term of ten years from the date of grant.

1997 Executive Stock Option Plan. In November 1997, our shareholders approved our 1997 Executive Stock Option Plan (the 1997 Plan). A total of 800,000 shares of common stock were authorized for issuance under the 1997 Plan. The Board of Directors terminated the 1997 Plan as to new grants effective upon the 2003 Plan Adoption Date. On the 2003 Plan Adoption Date, shares of common stock which remained available for issuance under the 1997 Plan were rolled into the reserve of shares available for new awards under the 2003 Plan, and any shares that are issuable upon exercise of options granted pursuant to the 1997 Plan that expire or become unexercisable for any reason without having been exercised in full after the 2003 Plan Adoption Date are also rolled into the reserve of shares available for new awards under the 2003 Plan. If the shareholders approve Proposal No. 2, then the shares subject to cancelled options described under "Cancellation of Certain Stock Options" will not become available for issuance under the 2003 Plan. Eligibility under the 1997 Plan was limited to our employees and the employees of our majority-owned subsidiaries. The options granted under our 1997 Plan are exercisable at fair market value on the date of issuance, vest over a maximum of five years and have a term of ten years from the date of grant.

2000 Stock Option Plan. In October 2000, our shareholders approved our 2000 Stock Option Plan (2000 Plan). In October 2001, our shareholders approved an amendment to our 2000 Plan to increase the number of shares of common stock available for issuance under the plan by an additional 1,000,000 shares to a total of 2,000,000 shares. The Board of Directors terminated the 2000 Plan effective upon the 2003 Plan Adoption Date. On the 2003 Plan Adoption Date, shares of common stock which remained available for issuance under the 2000 Plan were rolled into the pool of reserves available for new awards under the 2003 Plan. If the shareholders approve Proposal No. 2, then the shares subject to cancelled options described under "Cancellation of Certain Stock Options" will not become available for issuance under the 2003 Plan. Eligibility under our 2000 Plan included our employees and our related companies' employees. non-employee directors and consultants. The options granted under the 2000 Plan are exercisable at fair market value on the date of issuance. may be granted subject to vesting schedules, and have a term of ten years from the date of grant.

2003 Equity Incentive Plan. See Proposal No. 2 above for a description of the 2003 Plan.

2006 Employee Stock Purchase Plan. In September 2006, the Board of Directors adopted the 2006 Employee Stock Purchase Plan (2006 ESPP) to provide an opportunity for our employees to purchase shares of our common stock and have an additional incentive to contribute to our prosperity. The 2006 ESPP replaced the 1996 Employee Stock Purchase Plan (1996 ESPP) which expired in January 2007. The first option period under the 2006 ESPP began in February 2007. The 2006 ESPP continues indefinitely with no expiration date. Our Compensation Committee administers the 2006 ESPP and sets option periods of up to 27 months, during which each participant is granted a purchase option. The purchase option allows the employee to purchase shares of common stock through payroll deductions accumulated during a particular option period. These option periods currently are set at six months. The purchase price will be determined as either (i) a percentage not less than 85%, subject to the Compensation Committee's discretion (Designated Percentage) of the fair market value of the common stock on the last day of the offering period or (ii) the lower of (a) the Designated Percentage of the fair market value of the common stock on the first day of the offering period or (b) the Designated Percentage of the fair market value of the common stock on the last day of the offering period. The Compensation Committee has determined the purchase price to be 95% of the fair market value of the common stock on the last day of each offering period. Our 2006 ESPP limits the number of shares of stock that may be purchased to 1,500 shares in any option period and $25,000 in maximum fair market value in any calendar year. Regular full-time employees are eligible to participate in the 2006 ESPP. Participants may authorize payroll deductions for the 2006 ESPP of up to 15% of their compensation, including base, overtime, bonuses and commissions. The 2006 ESPP currently authorizes us to issue up to 500,000 shares of common stock. Our employees have purchased a total of 8,679 shares of common stock under the 2006 ESPP.

401(k) Plan. In February 1994, we adopted our On-Track 401(k) Savings Plan that covers all of our eligible employees who are at least 21 years old. Employees may elect to defer up to 60% of their eligible compensation (not to exceed the statutorily prescribed annual limit) in the form of elective deferral contributions to our 401(k) plan. However, our named executive officers qualify as "highly compensated" employees and may only elect to defer up to 8.5% of their eligible compensation (not to exceed the statutorily prescribed annual limit) in the form of elective deferral contributions to our 401(k) plan. The elective deferral contributions are fully vested and nonforfeitable at all times and are invested in accordance with the directions of the participants. Our 401(k) plan also has a "catch up contribution" feature for employees aged 50 or older (including those who qualify as "highly compensated" employees) who can defer an additional $5,000 per year. Our 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. During fiscal 2007, we matched 75% of the contributions on the first 6% of eligible compensation deferred by our 401(k) plan participants.

Equity Compensation Plan Information

As of September 18, 2007, there were 3,039,566 shares subject to issuance upon exercise of outstanding options under all of our equity compensation plans referred to in the table below, at a weighted average exercise price of $6.29, and with a weighted average remaining life of 4.26 years. As of September 18, 2007, there were 376,376 shares available for future issuance under the 2003 Plan, the only plan under which shares are available for future issuance.

The following table provides information about our equity compensation plans at July 1, 2007.

Plan Category	(a) Number of common shares to be issued upon exercise of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of common shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
Equity compensation plans approved by our shareholders (1)	1,750,000	$11.03	1,630,000
Equity compensation plans not approved by our shareholders (2)	36,000	$ 7.09	0
Total	1,786,000	$10.63	1,630,000

(1) The number of common shares remaining available for issuance under our equity compensation plans does not include the 500,000 shares of common stock subject to our 2006 Employee Stock Purchase Plan, which is not considered compensatory under applicable accounting standards.

(2) Consists of our 2001 Supplemental Stock Option Plan.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The purpose of the Audit Committee is to assist our Board of Directors in its general oversight of our financial reporting, internal control and audit functions. Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, internal controls and procedures designed to assure compliance with accounting standards, applicable laws and regulations. The independent registered public accounting firm selected and appointed by the Audit Committee, is responsible for performing an independent audit of, and expressing opinions on, our consolidated financial statements and, when applicable, our internal control over financial reporting.

The Audit Committee is comprised solely of independent directors as defined in the listing standards of the Nasdaq Global Market. The Audit Committee members are not professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent audit. The Audit Committee serves in a board-level oversight role where it provides advice, counsel and direction to management and the independent registered public accounting firm on the basis of the information it receives, discussions with the auditors and the experience of the Audit Committee's members in business, financial and accounting matters. At each meeting of the Audit Committee, the Committee meets in executive session with the independent registered public accounting firm without management present and in separate individual sessions with our chief financial officer, our controller and other finance personnel. All services provided by the independent registered public accounting firm are pre-approved by the Audit Committee, and the Audit Committee reviews and approves the overall scope and plans for the annual audit.

Our management represented to the Audit Committee that our consolidated financial statements for fiscal year 2007 were prepared in accordance with generally accepted accounting principles applied on a consistent basis. The Audit Committee reviewed and discussed the consolidated financial statements with management and our independent registered public accounting firm, including a discussion of the quality, not just the acceptability, of our accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosure in our consolidated financial statements. The Audit Committee discussed with our independent registered public accounting firm other matters as are required to be discussed under the standards of the Public Company Accounting Oversight Board (United States), including the matters required by Statement of Auditing Standards No. 61, as amended, "Communication with Audit Committees." In addition, the Audit Committee has discussed with our independent registered public accounting firm such firm's independence from management and our company and has received from the independent registered public accounting firm the written disclosures and the letter regarding its independence as required by Independence Standards Board Standard No. 1. Based on the foregoing reviews and discussion, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ended July 1, 2007.

The Audit Committee has again selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending June 29, 2008. We expect that a representative of PricewaterhouseCoopers LLP will attend the annual meeting, and the representative will have an opportunity to make a statement if the representative so desires. The representative will also be available to respond to appropriate questions from shareholders.

THE AUDIT COMMITTEE:

Robert A. Degan, Chairman
Michael Norkus

PROXY STATEMENT

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since July 1, 2004 to which we have been a party, in which the amount involved exceeds $120,000 in any fiscal year and in which any of our directors, executive officers or holders of more than five percent of our stock had or will have a direct or indirect material interest. This does not include employment compensation or director compensation, which are described elsewhere in this proxy statement.

It is our policy that all related party transactions, as defined in Item 404 of Regulation S-K, must be subject to the review and approval of the Audit Committee, in accordance with Nasdaq Marketplace Rule 4350(h). This policy is set forth in writing in the Audit Committee Charter. When evaluating such transactions, the Audit Committee will generally focus on whether the terms of such transactions are at least as favorable to us as terms we would receive on an arms-length basis from an unaffiliated third party.

Indemnification of Our Executive Officers and Directors

Our executive officers and directors are entitled to be indemnified under our articles of incorporation and bylaws to the fullest extent permitted under California law. We have also entered into indemnification agreements with each of our executive officers and directors.

Retention Agreements

In addition to the retention agreements referenced above under "Potential Payments Upon Termination or Change-of-Control," we have also entered into retention agreements with Mr. Farkaly and Mr. Kalbfleisch in July 2007. These agreements provide that the executive officer will receive a severance payment if, within two years of the consummation of a change in control of our company, such executive officer is terminated without cause or resigns with good reason. These severance payments are based on the executive officer's base salary at the time of the consummation of the change in control or the termination date, whichever is higher, plus such executive officer's target bonus for the year before the consummation of the change in control. In the case of Mr. Farkaly, severance payments are based on his base salary at the time of the consummation of the change in control or the termination date, whichever is higher, plus his target commission for the year he is eligible to receive, before a change of control, in the event targeted revenue is achieved for the year. These agreements provide that, upon a change in control, each would be entitled to an amount equal to his respective base salary plus target bonus or target commission (in the case of Mr. Farkaly). If any portion of any payment under these agreements would constitute an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code, then that payment will be reduced to an amount that is one dollar less than the threshold for triggering the tax imposed by Section 4999 of the Internal Revenue Code.

In September 2007, we entered into amended and restated retention agreements with each of Messrs. Farkaly and Kalbfleisch. The amendments to the retention agreements primarily concerned (i) structuring the timing of severance payments under the retention agreements so that they will not be considered "deferred compensation" under Section 409A of the Internal Revenue Code, and (ii) updating the arbitration provisions and the form of general release to conform to recent legal developments under state and federal law. The amount and nature of the severance benefits under the retention agreements did not change.

Consulting Services Provided by Patricia Cavallini

Ms. Cavallini, a certified public accountant, is the spouse of W. Michael Gawarecki, a named executive officer of the company. Ms. Cavallini provides professional tax services to the company. During fiscal 2006, the company paid Ms. Cavallini $135,756 in fees. In fiscal 2007, the company paid Ms. Cavallini less than $53,000 in fees. Ms. Cavallini continues to provide services to the company.

OTHER MATTERS

We know of no other matters to be submitted at the annual meeting. If any other matters are properly brought before the annual meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares that they represent in accordance with their judgment.

For further information about Overland Storage, Inc., please refer to our annual report on Form 10-K for the fiscal year ended July 1, 2007 which accompanies this proxy statement. Our annual report on Form 10-K was filed with the SEC on August 23, 2007 and is publicly available on our website at www.overlandstorage.com. You may also obtain a copy by sending a written request to Investor Relations, Overland Storage, Inc., 4820 Overland Avenue, San Diego, California 92123.

By order of the Board of Directors,



VERNON A. LoFORTI
President, Chief Executive Officer and Secretary

PROXY STATEMENT

PROXY STATEMENT APPENDIX

PROXY STATEMENT APPENDIX

APPENDIX A

OVERLAND STORAGE, INC.

2003 EQUITY INCENTIVE PLAN

(AS ORIGINALLY ADOPTED EFFECTIVE NOVEMBER 17, 2003 AND AMENDED AND RESTATED EFFECTIVE NOVEMBER 13, 2007)

TABLE OF CONTENTS

Overland Storage, Inc.

2003 Equity Incentive Plan

ARTICLE 1 INTRODUCTION.

The Board originally adopted the Plan effective as of the Effective Date. The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging Employees, Outside Directors and Consultants to focus on critical long-range objectives, (b) encouraging the attraction and retention of Employees, Outside Directors and Consultants with exceptional qualifications and (c) linking Employees, Outside Directors and Consultants directly to shareholder interests through increased stock ownership. The Plan seeks to achieve this purpose by providing for Awards in the form of Restricted Shares, Stock Units, Options (which may constitute incentive stock options or nonstatutory stock options) or stock appreciation rights.

The Plan was previously amended effective as of November 15, 2004. The Board adopted this amended and restated Plan on September 22, 2007 conditioned on and subject to shareholder approval, and it was approved by the Company's shareholders on November 13, 2007 (the "2007 Restatement Date").

The Plan shall be governed by, and construed in accordance with, the laws of the State of California (except its choice-of-law provisions).

ARTICLE 2 ADMINISTRATION.

2.1 **Committee Composition**. The Committee shall administer the Plan. The Committee shall consist exclusively of two or more Directors of the Company, who shall be appointed by the Board. In addition, the composition of the Committee shall satisfy:

(a) Such requirements as the Securities and Exchange Commission may establish for administrators acting under plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act; and

(b) Such requirements as the Internal Revenue Service may establish for outside directors acting under plans intended to qualify for exemption under section 162(m)(4)(C) of the Code.

2.2 **Committee Authority**. Subject to the specific provisions and limitations of the Plan, and Applicable Law, the Committee shall have the authority and power to (a) select the Employees, Outside Directors and Consultants who are to receive Awards under the Plan, (b) determine the type, number, vesting requirements, performance conditions (if any) and their degree of satisfaction, and other features and conditions of such Awards, (c) correct any defect, supply any omission, and reconcile any inconsistency in the Plan or any Award agreement, (d) accelerate the vesting, or extend the post-termination exercise term, or waive restrictions, of Awards at any time and under such terms and conditions as it deems appropriate, (e) interpret the Plan and any Award agreements, and (f) make all other decisions relating to the operation of the Plan. The Committee may adopt such rules or guidelines as it deems appropriate to implement the Plan.

2.3 **Committee for Non-Officer Grants**. The Board may also appoint a secondary committee of the Board, which shall be composed of two or more Directors of the Company who need not satisfy the requirements of Section 2.1. Such secondary committee may administer the Plan with respect to Employees and Consultants who are not Officers or Directors of the Company, may grant Awards under the Plan to such Employees and Consultants and may determine all features and conditions of such Awards. Within the limitations of this Section 2.3, any reference in the Plan to the Committee shall include such secondary committee.

2.4 **Scope of Discretion.** On all matters for which the Plan confers the authority, right or power on the Board, the Committee, or a secondary committee to make decisions, that body may make those decisions in its sole and absolute discretion. Those decisions will be final, binding and conclusive. In making its decisions, the Board, Committee or secondary committee need not treat all persons eligible to receive Awards, all Participants, or all Awards the same way. Notwithstanding anything herein to the contrary, and except as provided in Section 17.2, the discretion of the Board, Committee or secondary committee is subject to the specific provisions and specific limitations of the Plan, as well as all rights conferred on specific Participants by Award agreements and other agreements entered into pursuant to the Plan.

2.5 **Rules of Interpretation.** Any reference to a "Section" or "Article," without more, is to a Section or Article of the Plan. Captions and titles are used for convenience in the Plan and shall not, by themselves, determine the meaning of the Plan. Except when otherwise indicated by the context, the singular includes the plural and vice versa. Any reference to a statute is also a reference to the applicable rules and regulations adopted under that statute. Any reference to a statute, rule or regulation, or to a section of a statute, rule or regulation, is a reference to that statute, rule, regulation, or section as amended from time to time, both before and after the Effective Date and including any successor provisions.

2.6 **Unfunded Plan.** The Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants, any such accounts will be used merely as a convenience. The Company shall not be required to segregate any assets on account of the Plan, the grant of Awards, or the issuance of Common Shares. The Company and the Committee shall not be deemed to be a trustee of stock or cash to be awarded under the Plan. Any obligations of the Company to any Participant shall be based solely upon contracts entered into under the Plan. No such obligations shall be deemed to be secured by any pledge or other encumbrance on any assets of the Company. Neither the Company nor the Committee shall be required to give any security or bond for the performance of any such obligations.

2.7 **Limitation of Liability.** The Company (or members of the Board, Committee or secondary committee) shall not be liable to a Participant or other persons as to: (i) the non-issuance or sale of Common Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Common Shares hereunder; and (ii) any unexpected or adverse tax consequence realized by any Participant or other person due to the grant, receipt, exercise or settlement of any Award granted hereunder.

2.8 **Electronic Communications.** Subject to compliance with Applicable Law and/or regulations, an Award agreement or other documentation or notices relating to the Plan and/or Awards may be communicated to Participants by electronic media.

ARTICLE 3 SHARES AVAILABLE FOR GRANTS.

3.1 **Basic Limitation.** Common Shares issued pursuant to the Plan shall be authorized but unissued shares. The number of Common Shares reserved for issuance over the term of the Plan shall not exceed 5,559,527 Common Shares. Such reserve shall consist of (i) the number of Common Shares available for issuance, as of the Effective Date, under the Prior Plans, plus (ii) those Common Shares issued under the Prior Plans that are forfeited or repurchased at original cost by the Company after the Effective Date, or that are issuable upon exercise of options granted pursuant to the Prior Plans that expire or become unexercisable for any reason without having been exercised in full after the Effective Date other than Prior Plan options cancelled pursuant to Section 3.4, plus (iii) an additional increase of 400,000 Common Shares approved by the Company's shareholders on the Effective Date plus (iv) an additional increase of 1,000,000 Common Shares approved by the Company's shareholders on November 15, 2004, plus (v) an additional increase of 1,300,000 Common Shares approved by the Company's shareholders on or about November 13, 2007, minus the number of Common Shares corresponding to those Options cancelled pursuant to Section 3.4 that were originally issued under the Plan. Subject to Section 3.3, any Common Shares to which Options or SARs pertain shall be counted against the reserve as one (1) Common Share for every one (1) Common Share subject to such Awards. Subject to Section 3.3 and Article 13, any Common Shares to which Restricted Shares or Stock Units pertain shall be counted against the reserve as two (2) Common Shares for every one (1) Common Share subject to such Awards. The maximum aggregate number of Common Shares that may be issued under the Plan through ISOs is 5,559,527. The limitations of this Section 3.1 shall be subject to adjustment pursuant to Article 11. The number of Common Shares that are subject to Awards outstanding at any time under the Plan shall not exceed the number of Common Shares which then remain available for issuance under the Plan. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient shares to satisfy the requirements of the Plan.

3.2 **Dividend Equivalents.** Any dividend equivalents paid or credited under the Plan shall not be applied against the number of Common Shares available for Awards.

3.3 **Additional Shares.** If Common Shares issued upon the exercise of Options are forfeited, then such Common Shares shall again become available for Awards under the Plan. If Restricted Shares are forfeited, then such Common Shares (multiplied by 2) shall again become available for Awards under the Plan. Except as otherwise set forth in Section 3.4, if Options or SARs are forfeited or terminate for any other reason before being exercised, then the corresponding Common Shares shall again become available for Awards under the Plan. Subject to Article 13, if Stock Units are forfeited or terminate for any other reason before being exercised, then the corresponding Common Shares (multiplied by 2 to the extent the reserve under Section 3.1 was depleted on a 2-for-1 basis with respect to such Stock Units) shall again become available for Awards under the Plan. Subject to Article 13, if Stock Units are settled, then only the number of Common Shares (if any) actually issued in settlement of such Stock Units (multiplied by 2 to the extent the reserve under Section 3.1 was depleted on a 2-for-1 basis with respect to such Stock Units) shall reduce the number available under Section 3.1 and the balance shall again become available for Awards under the Plan. If SARs are exercised, then only the number of Common Shares (if any) actually issued in settlement of such SARs shall reduce the number available under Section 3.1 and the balance shall again become available for Awards under the Plan. The foregoing notwithstanding, the aggregate number of Common Shares that may be issued under the Plan upon the exercise of ISOs shall not be increased when Restricted Shares or other Common Shares are forfeited. The provisions of this Section 3.3 shall be subject to adjustment pursuant to Article 11.

3.4 **Cancellation of Certain Options.** If the Company's shareholders' approve this amended and restated Plan, then such approval shall also constitute the requisite Company shareholder approval required under Section 17.2 and the rules of the NASDAQ Stock Market for purposes of cancelling the Options described on Exhibit A. Any and all Common Shares underlying the Options cancelled under this Section 3.4 shall not again become available for Awards under the Plan.

ARTICLE 4 ELIGIBILITY.

4.1 **Incentive Stock Options.** Only Employees who are common-law employees of the Company, a Parent or a Subsidiary shall be eligible for the grant of ISOs.

4.2 **Other Grants.** Employees, Outside Directors and Consultants, including prospective Employees, Directors and Consultants conditioned on the beginning of their Service, shall be eligible for the grant of Restricted Shares, Stock Units, NSOs or SARs.

4.3 **Section 162(m) Limitation.**

(a) **Options And SARs.** Subject to the provisions of this section 4.3, for so long as the Company is a "publicly held corporation" within the meaning of Section 162(m) of the Code: (i) no Employee may be granted one or more SARs and Options within any fiscal year of the Company under the Plan to purchase more than 400,000 Common Shares under Options or to receive compensation calculated with reference to more than that number of Common Shares under SARs, subject to adjustment pursuant to Article 11. If an Option or SAR is cancelled without being exercised, that cancelled Option or SAR shall continue to be counted against the limit on Awards that may be granted to any individual under this Section 4.3.

(b) **Cash Awards And Stock Awards.** Any Award intended as "qualified performance-based compensation" within the meaning of section 162(m) of the Code must vest or become exercisable contingent on the achievement of one or more Objectively Determinable Performance Conditions. The

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Committee shall have the discretion to determine the time and manner of compliance with section 162(m) of the Code.

ARTICLE 5 OPTIONS.

5.1 **Stock Option Agreement.** Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The Stock Option Agreement shall specify whether the Option is an ISO or an NSO. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical. Options may be granted in consideration of a reduction in the Optionee's other compensation.

5.2 **Number of Shares.** Each Stock Option Agreement shall specify the number of Common Shares subject to the Option and shall provide for the adjustment of such number in accordance with Article 11.

5.3 **Exercise Price.** Each Stock Option Agreement shall specify the Exercise Price; provided that the Exercise Price under an Option shall in no event be less than 100% of the Fair Market Value of a Common Share on the date of grant (and shall not be less than 110% of the Fair Market Value for an ISO granted to a Ten Percent Shareholder).

5.4 **Exercisability and Term.** Each Stock Option Agreement shall specify the date or event when all or any installment of the Option is to become exercisable. The Stock Option Agreement shall also specify the term of the Option; provided that the term of an ISO shall in no event exceed 10 years from the date of grant (and shall not exceed 5 years from the date of grant for a Ten Percent Shareholder). Notwithstanding any provision in the Plan or any Award agreement to the contrary, the maximum term of an Option (including ISOs and those Options awarded under Article 7) granted on or after the 2007 Restatement Date shall not exceed 6 years from the date of grant. If an Optionee changes status from an Employee to a Consultant or Outside Director, that Optionee's ISOs become NSOs if not exercised within the three-month period beginning with the Optionee's termination of Service as an Employee for any reason other than the Optionee's death or disability (as defined in Section 22(e) of the Code). An ISO shall be treated as an NSO if it remains exercisable after, and is not exercised within, the three-month period described above. If an Optionee's Service terminates due to disability, any ISO held by such Optionee shall be treated as an NSO if it remains exercisable after, and is not exercised within, one year after termination of the Optionee's Service. A Stock Option Agreement may provide for accelerated exercisability in the event of the Optionee's death, disability or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee's Service. Options may be awarded in combination with SARs, and such an Award may provide that the Options will not be exercisable unless the related SARs are forfeited. No Option granted to an individual who is subject to the overtime pay provisions of the Fair Labor Standards Act may be exercised before the expiration of six months after the Grant Date.

5.5 **Effect of Change in Control.** The Committee may determine, at the time of granting an Option or thereafter, that such Option shall become exercisable as to all or part of the Common Shares subject to such Option in the event that a Change in Control occurs with respect to the Company or in the event that the Optionee is subject to an Involuntary Termination after a Change in Control. In addition, acceleration of exercisability may be required under Section 11.3.

5.6 **Nonassignability of Options.** Except as determined by the Committee, no Option shall be assignable or otherwise transferable by the Participant except by will or by the laws of descent and distribution. However, Options may be transferred and exercised in accordance with a Domestic Relations Order and may be exercised by a guardian or conservator appointed to act for the Participant. No rights under an ISO may be transferred by the Participant, other than to a trust where under section 671 of the Code and other Applicable Law the Participant is considered the sole beneficial owner of the Option while it is held in trust, or by will or the laws of descent and distribution. The Company's compliance with a Domestic Relations Order, or the exercise of an ISO by a guardian or conservator appointed to act for the Participant, shall not violate this Section 5.6.

5.7 **Substitute Options.** The Board may cause the Company to grant Substitute Options in connection with the acquisition by the Company or a Parent, Subsidiary or Affiliate of equity securities of any entity (including by merger, tender offer, or other similar transaction) or of all or a portion of the assets of any entity. Any such substitution shall be effective on the effective date of the acquisition. Substitute Options may be NSOs or ISOs. Unless and to the extent specified otherwise by the Board, Substitute Options shall have the same terms and conditions as the options they replace, except that (subject to the provisions of Article 11) Substitute Options shall be Options to purchase Common Shares rather than equity securities of the granting entity and shall have an Exercise Price adjusted appropriately, as determined by the Board.

5.8 **Limitation on ISOs.** Options intended to be ISOs that are granted to any single Optionee under all incentive stock option plans of the Company and its Parents or Subsidiaries, including ISOs granted under the Plan, may not vest at a rate of more than $100,000 in Fair Market Value of stock (measured on the grant dates of the options) during any calendar year. For this purpose, an Option vests with respect to a given Common Share the first time its holder may purchase that Common Share, notwithstanding any right of the Company to repurchase that Common Share. Unless the administrator of that option plan specifies otherwise in the related agreement governing the option, this vesting limitation shall be applied by, to the extent necessary to satisfy this $100,000 rule, treating certain stock options that were intended to be ISOs as NSOs. The stock options or portions of stock options to be reclassified as NSOs are those with the highest option prices, whether granted under the Plan or any other equity compensation plan of the Company or any Parent, Subsidiary or Affiliate that permits that treatment. This Section 5.8 shall not cause an ISO to vest before its original vesting date or cause an ISO that has already vested to cease to be vested.

ARTICLE 6 PAYMENT FOR OPTION SHARES.

6.1 **General Rule.** The entire Exercise Price of Common Shares issued upon exercise of Options shall be payable in cash or cash equivalents denominated in U.S. dollars (except as specified by the Committee for non-U.S. Employees or non-U.S. sub-plans) at the time when such Common Shares are purchased, except as follows:

(a) In the case of an ISO granted under the Plan, payment shall be made only pursuant to the express provisions of the applicable Stock Option Agreement. The Stock Option Agreement may specify that payment may be made in any form(s) described in this Article 6.

(b) In the case of an NSO, the Committee may at any time accept payment in any form(s) described in this Article 6.

6.2 **Exercise/Sale.** To the extent that this Section 6.2 is applicable, all or any part of the Exercise Price and any withholding taxes may be paid by delivering (on a form prescribed by the Company) an irrevocable direction to a securities broker approved by the Company to sell all or part of the Common Shares being purchased under the Plan and to deliver all or part of the sales proceeds to the Company; provided that to the extent the Company would be deemed to extend or arrange for the extension of credit in the form of a personal loan to an Optionee under the foregoing procedure, no Officer or Director may use the foregoing procedure to pay the Exercise Price.

6.3 **Other Forms of Payment.** To the extent that this Section 6.3 is applicable, all or any part of the Exercise Price and any withholding taxes may be paid in any other form that is consistent with Applicable Law, regulations and rules.

ARTICLE 7 AUTOMATIC OPTION GRANTS TO OUTSIDE DIRECTORS.

7.1 **Annual Grants.** Upon the conclusion of each regular annual meeting of the Company's shareholders held in the year 2003 or thereafter, each Outside Director who will continue serving as a member of the Board thereafter shall receive an NSO covering 18,000 Common Shares, except that such NSO shall not be granted in a calendar year in which the same Outside Director holds a nonqualified stock option issued with respect to Board Service under a Prior Plan which is not fully vested upon the date of such annual meeting. NSOs granted under this Section 7.1 shall become exercisable in twelve (12) equal monthly installments over the twelve-month period commencing on the first monthly anniversary of the date of grant, with the last vesting date being the first annual

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anniversary of the date of grant, subject to continuing Service. An Outside Director who previously was an Employee shall be eligible to receive grants under this Section 7.1.

7.2 **Initial Grants.** Each Outside Director who first becomes a member of the Board after the Effective Date shall receive a one-time grant of an NSO covering the number of Common Shares determined by multiplying 1,500 by the whole number of months remaining until the next regular annual meeting of the Company's shareholders, giving credit for any partial month. Such NSO shall be granted on the date when such Outside Director first joins the Board and shall become exercisable in equal monthly installments commencing on the first monthly anniversary of the date of grant and ending on the date of such next annual meeting, with the last vesting date being the date of such next annual meeting, subject to continuing Service. An Outside Director who previously was an Employee shall be eligible to receive a grant under this Section 7.2.

7.3 **Replenishment Grants.** Each Outside Director who currently holds any nonqualified stock option issued with respect to Board Service under a Prior Plan which was not fully vested upon the date of a regular annual meeting of the Company's shareholders held in the year 2003 or thereafter, shall upon the date that all such nonqualified options become fully vested, receive a one-time grant of an NSO covering the number of Common Shares determined by multiplying 1,500 by the whole number of months remaining until the next regular annual meeting of the Company's shareholders, giving credit for any partial month. Such NSO shall become exercisable in equal monthly installments commencing on the first monthly anniversary of the date of grant and ending on the date of such next annual meeting, with the last vesting date being the date of such next annual meeting, subject to continuing Service. An Outside Director who previously was an Employee shall be eligible to receive a grant under this Section 7.3.

7.4 **Accelerated Exercisability.** All NSOs granted to an Outside Director under this Article 7 shall also become exercisable in full in the event that:

(a) Such Outside Director's Service terminates because of death or total and permanent disability; or

(b) The Company is subject to a Change in Control before such Outside Director's Service terminates.

Acceleration of exercisability may also be required by Section 11.3.

7.5 **Exercise Price.** The Exercise Price under all NSOs granted to an Outside Director under this Article 7 shall be equal to 100% of the Fair Market Value of a Common Share on the date of grant, payable in one of the forms described in Sections 6.1, 6.2 and 6.3.

7.6 **Term.** All NSOs granted to an Outside Director under this Article 7 shall terminate on the earliest of (a) the 10th anniversary of the date of grant for NSOs granted prior to the 2007 Restatement Date, and the 6th anniversary for NSOs granted on or after the 2007 Restatement Date, (b) the date three (3) months after the termination of such Outside Director's Service for any reason other than death or total and permanent disability or (c) the date twelve (12) months after the termination of such Outside Director's Service because of death or total and permanent disability.

ARTICLE 8 STOCK APPRECIATION RIGHTS.

8.1 **SAR Agreement.** Each grant of an SAR under the Plan shall be evidenced by an SAR Agreement between the Optionee and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various SAR Agreements entered into under the Plan need not be identical. SARs may be granted in consideration of a reduction in the Optionee's other compensation.

8.2 **Number of Shares.** Each SAR Agreement shall specify the number of Common Shares to which the SAR pertains and shall provide for the adjustment of such number in accordance with Article 11.

8.3 **Exercise Price.** Each SAR Agreement shall specify the Exercise Price. An SAR Agreement may specify an Exercise Price that varies in accordance with a predetermined formula while the SAR is outstanding.

8.4 **Exercisability and Term.** Each SAR Agreement shall specify the date when all or any installment of the SAR is to become exercisable. The SAR Agreement shall also specify the term of the SAR. Notwithstanding any provision in the Plan or any Award agreement to the contrary, the maximum term of a SAR granted on or after the 2007 Restatement Date shall not exceed 6 years from the date of grant. The grant or vesting of an SAR may be made contingent on the achievement of performance conditions. An SAR Agreement may provide for accelerated exercisability in the event of the Optionee's death, disability or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee's Service. SARs may be awarded in combination with Options, and such an Award may provide that the SARs will not be exercisable unless the related Options are forfeited. An SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or thereafter. An SAR granted under the Plan may provide that it will be exercisable only in the event of a Change in Control.

8.5 **Effect of Change in Control.** The Committee may determine, at the time of granting an SAR or thereafter, that such SAR shall become fully exercisable as to all Common Shares subject to such SAR in the event that the Company is subject to a Change in Control or in the event that the Optionee is subject to an Involuntary Termination after a Change in Control. In addition, acceleration of exercisability may be required under Section 11.3.

8.6 **Exercise of SARs.** Upon exercise of an SAR, the Optionee (or any person having the right to exercise the SAR after his or her death) shall receive from the Company (a) Common Shares, (b) cash or (c) a combination of Common Shares and cash, as the Committee shall determine, over the period or periods set forth in the SAR Agreement. An SAR Agreement may place limits on the amount that may be paid over any specified period or periods upon the exercise of an SAR, on an aggregate basis or as to any Participant. The amount of cash and/or the Fair Market Value of Common Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the Fair Market Value (on the date of surrender) of the Common Shares subject to the SARs exceeds the Exercise Price. If, on the date when an SAR expires, the Exercise Price under such SAR is less than the Fair Market Value on such date but any portion of such SAR has not been exercised or surrendered, then such SAR shall automatically be deemed to be exercised as of such date with respect to such portion.

8.7 **Nonassignability of SARs.** Except as determined by the Committee, no SAR shall be assignable or otherwise transferable by the Participant except by will or by the laws of descent and distribution. However, SARs may be transferred and exercised in accordance with a Domestic Relations Order and may be exercised by a guardian or conservator appointed to act for the Participant.

8.8 **Substitute SARs.** The Board may cause the Company to grant Substitute SARs in connection with the acquisition by the Company or a Parent, Subsidiary or Affiliate of equity securities of any entity (including by merger, tender offer, or other similar transaction) or of all or a portion of the assets of any entity. Any such substitution shall be effective on the effective date of the acquisition. Unless and to the extent specified otherwise by the Board, Substitute SARs shall have the same terms and conditions as the SARs they replace, except that (subject to the provisions of Article 11) Substitute SARs shall be exercisable with respect to the Fair Market Value of Common Shares rather than equity securities of the granting entity and shall be on terms that, as determined by the Board in its sole and absolute discretion, properly reflect that substitution.

ARTICLE 9 RESTRICTED SHARES.

9.1 **Restricted Stock Agreement.** Each grant of Restricted Shares under the Plan shall be evidenced by a Restricted Stock Agreement between the recipient and the Company. Such Restricted Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Agreements entered into under the Plan need not be identical.

9.2 **Payment for Awards.** Subject to the following sentence, Restricted Shares may be sold or awarded under the Plan for such consideration as the Committee may determine, including (without limitation) cash, cash equivalents, labor done, services actually rendered to the Company or for its benefit or in its reorganization, debts or securities cancelled, tangible or intangible property actually received either by the Company or a wholly-owned subsidiary, and promissory notes (provided the recipient is an Employee who is not a Director or Officer at the time of grant). All cash and cash equivalents shall be dominated in U.S. dollars except as specified by the Committee for non-U.S. Employees or non-U.S. sub-plans.

9.3 **Vesting Conditions.** Each Award of Restricted Shares may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Agreement. The Committee may include among such conditions the achievement of Objectively Determinable Performance Conditions. In no event shall the number of Restricted Shares which are subject to performance-based vesting conditions and which are granted to any one Participant in any single fiscal year of the Company exceed 100,000, subject to adjustment in accordance with Article 11. A Restricted Stock Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Committee may determine, at the time of granting Restricted Shares or thereafter, that all or part of such Restricted Shares shall become vested in the event that a Change in Control occurs with respect to the Company or in the event that the Participant is subject to an Involuntary Termination after a Change in Control.

9.4 **Voting and Dividend Rights.** The holders of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Company's other shareholders. A Restricted Stock Agreement, however, may require that the holders of Restricted Shares invest any cash dividends received in additional Restricted Shares. Such additional Restricted Shares shall be subject to the same conditions and restrictions as the Award with respect to which the dividends were paid.

9.5 **Nonassignability of Restricted Shares.** Except as determined by the Committee, no Restricted Shares shall be assignable or otherwise transferable by the Participant except by will or by the laws of descent and distribution until such time as the Restricted Shares have vested. Notwithstanding anything to the contrary herein, Restricted Shares may be transferred and exercised in accordance with a Domestic Relations Order.

9.6 **Substitute Restricted Shares.** The Board may cause the Company to grant Substitute Restricted Shares in connection with the acquisition by the Company or a Parent, Subsidiary or Affiliate of equity securities of any entity (including by merger) or all or a portion of the assets of any entity. Unless and to the extent specified otherwise by the Board, Substitute Restricted Shares shall have the same terms and conditions as the restricted shares they replace, except that (subject to the provisions of Article 11) Substitute Restricted Shares shall be Common Shares rather than equity securities of the granting entity and shall be on terms that, as determined by the Board in its sole and absolute discretion, properly reflect the substitution. Any such Substituted Restricted Shares shall be granted effective on the effective date of the acquisition.

ARTICLE 10 STOCK UNITS.

10.1 **Stock Unit Agreement.** Each grant of Stock Units under the Plan shall be evidenced by a Stock Unit Agreement between the recipient and the Company. Such Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Stock Unit Agreements entered into under the Plan need not be identical. Stock Units may be granted in consideration of a reduction in the recipient's other compensation.

10.2 **Payment for Awards.** To the extent that an Award is granted in the form of Stock Units, no cash consideration shall be required of the Award recipients.

10.3 **Vesting Conditions.** Each Award of Stock Units may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Unit Agreement. The Committee may include among such conditions the achievement of Objectively Determinable Performance Conditions. In no event shall the number of Stock Units which are subject to performance-based vesting conditions and which are granted to any one Participant in any single fiscal year of the Company exceed 100,000, subject to adjustment in accordance with Article 11. A Stock Unit Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Committee may determine, at the time of granting Stock Units or thereafter, that all or part of such Stock Units shall become vested in the event that the Company is subject to a Change in Control or in the event that the Participant is subject to an Involuntary Termination after a Change in Control. In addition, acceleration of vesting may be required under Section 11.3.

10.4 **Voting and Dividend Rights**. The holders of Stock Units shall have no voting rights. Prior to settlement or forfeiture, any Stock Unit awarded under the Plan may, at the Committee's discretion, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Common Share while the Stock Unit is outstanding. Dividend equivalents may be converted into additional Stock Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Common Shares, or in a combination of both, as determined by the Committee. Prior to distribution, any dividend equivalents that are not paid shall be subject to the same conditions and restrictions as the Stock Units to which they attach.

10.5 **Form and Time of Settlement of Stock Units**. Settlement of vested Stock Units may be made in the form of (a) cash, (b) Common Shares or (c) any combination of both, as determined by the Committee, over the period or periods established by the Committee. A Stock Units Award may place limits on the amount that may be paid over any specified period or periods, on an aggregate basis or as to any Participant. The actual number of Stock Units eligible for settlement may be larger or smaller than the number included in the original Award, based on performance criteria. Methods of converting Stock Units into cash may include (without limitation) a method based on the average Fair Market Value of Common Shares over a series of trading days. Distribution on settlement may occur or commence when all vesting conditions applicable to the Stock Units have been satisfied or have lapsed, or it may be deferred to any later date. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until an Award of Stock Units is settled, the number of such Stock Units shall be subject to adjustment pursuant to Article 11.

10.6 **Death of Recipient**. Any Stock Units Award that becomes payable after the recipient's death shall be distributed to the recipient's beneficiary or beneficiaries. Each recipient of a Stock Units Award under the Plan shall designate one or more beneficiaries for this purpose by filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Award recipient's death. If no beneficiary was designated or if no designated beneficiary survives the Award recipient, then any Stock Units Award that becomes payable after the recipient's death shall be distributed to the recipient's estate.

10.7 **Creditors' Rights**. A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Stock Unit Agreement.

10.8 **Nonassignability of Stock Units**. Except as determined by the Committee, no Stock Units Award shall be assignable or otherwise transferable by the Participant except by will or by the laws of descent and distribution. Notwithstanding anything to the contrary herein, Stock Units Awards may be transferred and exercised in accordance with a Domestic Relations Order.

10.9 **Substitute Stock Units**. The Board may cause the Company to grant Substitute Stock Units in connection with the acquisition by the Company or a Parent, Subsidiary or Affiliate of equity securities of any entity (including by merger) or all or a portion of the assets of any entity. Unless and to the extent specified otherwise by the Board, Substitute Stock Units shall have the same terms and conditions as the stock units they replace, except that (subject to the provisions of Article 11) Substitute Stock Units shall be settled with respect to the Fair Market Value of the Common Shares rather than equity securities of the granting entity and shall be on terms that, as determined by the Board in its sole and absolute discretion, properly reflect the substitution.

ARTICLE 11 PROTECTION AGAINST DILUTION.

11.1 **Adjustments**. In the event of a subdivision of the outstanding Common Shares, a declaration of a dividend payable in Common Shares or a combination or consolidation of the outstanding Common Shares (by reclassification or otherwise) into a lesser number of Common Shares, corresponding proportionate adjustments shall automatically be made in each of the following:

(a) The number of Common Shares reserved for issuance over the term of the Plan as set forth under Section 3.1, and the number of Common Shares underlying the Stock Options cancelled pursuant to Section 3.4 and not returning to the Plan;

(b) The number of Options, SARs, Restricted Shares and Stock Units available for future Awards under Article 3;

(c) The number of Common Shares covered by automatic grants pursuant to Sections 7.1, 7.2 and 7.3;

(d) The limitations set forth in Sections 4.3(a), 9.3 and 10.3;

(e) The number of Common Shares covered by each outstanding Option and SAR;

(f) The Exercise Price under each outstanding Option and SAR; or

(g) The number of Stock Units included in any prior Award that has not yet been settled.

In the event of a declaration of an extraordinary dividend payable in a form other than Common Shares in an amount that has a material effect on the price of Common Shares, a recapitalization, a spin-off or a similar occurrence, the Committee shall make such proportionate adjustments as it, in its sole discretion, deems appropriate in one or more of the foregoing. Except as provided in this Article 11, a Participant shall have no rights by reason of any issuance by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class. Any adjustment of Common Shares pursuant to this Section 11.1 shall be rounded down to the nearest whole number of Common Shares. Under no circumstances shall the Company be required to authorize or issue fractional shares and no consideration shall be provided as a result of any fractional shares not being issued or authorized.

11.2 **Dissolution or Liquidation.** To the extent not previously exercised or settled, Options, SARs, and Stock Units shall terminate immediately prior to the dissolution or liquidation of the Company.

11.3 **Reorganizations.** In the event that the Company is a party to a merger or other reorganization, outstanding Awards shall be subject to the agreement of merger or reorganization. Such agreement may provide for (a) the continuation of the outstanding Awards by the Company, if the Company is a surviving corporation, (b) the assumption of the outstanding Awards by the surviving corporation or its parent or subsidiary, (c) the substitution by the surviving corporation or its parent or subsidiary of its own awards for the outstanding Awards, (d) full exercisability or vesting and accelerated expiration of the outstanding Awards, or (e) settlement of the full value of the outstanding Awards in cash or cash equivalents followed by cancellation of such Awards. In the event of a Divestiture, the Board may, but need not, direct that one or more of the foregoing actions be taken with respect to Awards held by, for example, Employees, Outside Directors or Consultants for whom the transaction or event resulted in a termination of Service. The Board need not adopt the same rules for each Award or Participant.

ARTICLE 12 DEFERRAL OF AWARDS.

The Committee (in its sole discretion) may permit or require a Participant to:

(a) Have cash that otherwise would be paid to such Participant as a result of the exercise of an SAR or the settlement of Stock Units credited to a deferred compensation account established for such Participant by the Committee as an entry on the Company's books;

(b) Have Common Shares that otherwise would be delivered to such Participant as a result of the exercise of an Option or SAR converted into an equal number of Stock Units; or

(c) Have Common Shares that otherwise would be delivered to such Participant as a result of the exercise of an Option or SAR or the settlement of Stock Units converted into amounts credited to a deferred compensation account established for such Participant by the Committee as an entry on the Company's books. Such amounts shall be determined by reference to the Fair Market Value of such Common Shares as of the date when they otherwise would have been delivered to such Participant.

A deferred compensation account established under this Article 12 may be credited with interest or other forms of investment return, as determined by the Committee. A Participant for whom such an account is established shall have no rights other than those of a general creditor of the Company. Such an account shall represent an unfunded and unsecured obligation of the Company and shall be subject to the terms and conditions of the applicable agreement between such Participant and the Company. If the deferral or conversion of Awards is permitted or required, the Committee (in its sole discretion) may establish rules, procedures and forms pertaining to such Awards, including (without limitation) the settlement of deferred compensation accounts established under this Article 12.

Any and all arrangements under this Article 12 must comply with the rules and requirements of Section 409A of the Code including, without limitation, the requirements for the timing of deferral elections and the Delay In Payments to Specified Employees.

ARTICLE 13 AWARDS UNDER OTHER PLANS.

The Company may grant awards under other plans or programs. Such awards may be settled in the form of Common Shares issued under the Plan. Such Common Shares shall be treated for all purposes under the Plan like Common Shares issued in settlement of Stock Units and shall, when issued, reduce the number of Common Shares available under Article 3. Notwithstanding the foregoing, Common Shares issued pursuant to this Article 13 shall be counted against the Plan reserve as one (1) Common Share to the extent such shares are issued in respect of awards under other plans or programs that have substantially similar terms and conditions to Options or SARs granted under the Plan, including, with respect to stock options or equivalent securities, an exercise price at least equal to the fair market value of the securities for which the stock option or equivalent security is exercisable, measured at the date of grant.

ARTICLE 14 PAYMENT OF DIRECTORS' FEES IN SECURITIES.

14.1 **Effective Date.** No provision of this Article 14 shall be effective unless and until the Board has determined to implement such provision.

14.2 **Elections to Receive NSOs, Restricted Shares or Stock Units.** An Outside Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash, NSOs, Restricted Shares or Stock Units, or a combination thereof, as determined by the Board. Such NSOs, Restricted Shares and Stock Units shall be issued under the Plan. An election under this Article 14 shall be filed with the Company on the prescribed form.

14.3 **Number and Terms of NSOs, Restricted Shares or Stock Units.** The number of NSOs, Restricted Shares or Stock Units to be granted to Outside Directors in lieu of annual retainers and meeting fees that would otherwise be paid in cash shall be calculated in a manner determined by the Board. The Board shall also determine the terms of such NSOs, Restricted Shares or Stock Units.

ARTICLE 15 LIMITATION ON RIGHTS.

15.1 **Retention Rights.** Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an Employee, Outside Director or Consultant. The Company and its Parents, Subsidiaries and Affiliates reserve the right to terminate the Service of any Employee, Outside Director or Consultant at any time, with or without cause, subject to Applicable Law, the Company's articles of incorporation and by-laws and a written employment agreement (if any).

15.2 **Shareholders' Rights**. A Participant shall have no dividend rights, voting rights or other rights as a shareholder with respect to any Common Shares covered by his or her Award prior to the time when a stock certificate for such Common Shares is issued or, if applicable, the time when he or she becomes entitled to receive such Common Shares by satisfying all requirements for exercise at a time when the Company is obligated to deliver such Common Shares under the terms of the Award agreement and this Plan. No adjustment shall be made for cash dividends or other rights for which the record date is prior to such time, except as expressly provided in the Plan.

15.3 **Regulatory Requirements**. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Common Shares under the Plan shall be subject to all Applicable Law. The Company reserves the right to restrict, in whole or in part, the delivery of Common Shares pursuant to any Award prior to the satisfaction of all Applicable Law relating to the issuance of such Common Shares, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

15.4 **Code Section 409A**. Notwithstanding anything in the Plan to the contrary, the Plan and Awards granted hereunder are intended to comply with the requirements of Code Section 409A and shall be interpreted in a manner consistent with such intention.

ARTICLE 16 WITHHOLDING TAXES.

16.1 **General**. To the extent required by Applicable Law, a Participant or his or her successor shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company shall not be required to issue any Common Shares or make any cash payment under the Plan until such obligations are satisfied.

16.2 **Share Withholding**. To the extent that Applicable Law subjects a Participant to tax withholding obligations, the Committee may establish procedures that may permit such Participant to satisfy all or part of such obligations by having the Company withhold all or a portion of any Common Shares that otherwise would be issued to him or her or by surrendering all or a portion of any Common Shares that he or she previously acquired. Such Common Shares shall be valued at their Fair Market Value on the date when they are withheld or surrendered.

ARTICLE 17 FUTURE OF THE PLAN.

17.1 **Term of the Plan**. The Plan became effective on the Effective Date. The Plan, as amended or restated from time to time, shall remain in effect until it is terminated under Section 17.2, except that no ISOs shall be granted on or after the 10th anniversary of the later of (a) the date when the Board originally adopted the Plan or (b) the date when the Board adopted the most recent increase in the number of Common Shares available under Article 3 that was approved by the Company's shareholders.

17.2 **Amendment or Termination**. The Board may, at any time and for any reason, amend or terminate the Plan. An amendment of the Plan shall be subject to the approval of the Company's shareholders only to the extent required by Applicable Law. No Awards shall be granted under the Plan after the termination thereof. The termination of the Plan, or any amendment thereof, shall not impair the rights of any Participant under any Award previously granted under the Plan unless the Participant consents to such amendment. The Board or the Committee may amend the terms of any existing Award, prospectively or retroactively, but no such amendment shall impair the rights of any Participant unless the Participant consents to such amendment. The Board or the Committee may not amend the terms of any Option or SAR to reduce the Exercise Price (except pursuant to Article 11), or cancel any Option or SAR and grant a new Option or SAR with a lower Exercise Price such that the effect would be the same as reducing the Exercise Price, without the approval of the Company's shareholders. Notwithstanding anything herein to the contrary, no consent of a Participant shall be required if the Board determines, in its sole and absolute discretion, that the amendment, suspension, termination, or modification: (a) is required or advisable in order for the Company, the Plan or the Award to satisfy Applicable Law, to meet the requirements of any accounting standard or to avoid any adverse accounting treatment, or (b) in connection with any transaction or event described in Article 11, is in the best interests of the Company or its shareholders. The Board may, but need not, take the tax or accounting consequences to affected Participants into consideration in acting under the preceding sentence. Those decisions shall be final, binding and conclusive. Termination of the Plan shall not affect the Committee's ability to exercise the powers granted to it under the Plan with respect to Awards granted before the termination notwithstanding that Awards become exercisable or are to be settled after the termination.

ARTICLE 18 LIMITATION ON PAYMENTS.

18.1 **Scope of Limitation.** This Article 18 shall apply to an Award only if:

(a) The after-tax value of such Award to the Participant, taking into account the effect of all federal, state and local income taxes, employment taxes and excise taxes applicable to the Participant (including the excise tax under section 4999 of the Code), will be greater after the application of this Article 18 than it was before the application of this Article 18; or

(b) The Committee, at the time of making an Award under the Plan or at any time thereafter, specifies in writing that such Award shall be subject to this Article 18 (regardless of the after-tax value of such Award to the Participant).

If this Article 18 applies to an Award, it shall supersede any contrary provision of the Plan or of any Award granted under the Plan.

18.2 **Basic Rule.** In the event that any payment or transfer by the Company under the Plan to or for the benefit of a Participant (a "Payment") would be nondeductible by the Company for federal income tax purposes because of the provisions concerning "excess parachute payments" in section 280G of the Code, after taking into account all other "excess parachute payments," including any reductions of such payments to avoid excise taxes under section 4999 of the Code, then the aggregate present value of all Payments shall be reduced (but not below zero) to the Reduced Amount. For purposes of this Article 18, the "Reduced Amount" shall be the amount, expressed as a present value, which maximizes the aggregate present value of the Payments without causing any Payment to be nondeductible by the Company because of section 280G of the Code.

18.3 **Reduction of Payments.** If any Payment would be nondeductible by the Company because of section 280G of the Code, then the Company shall promptly give the Participant notice to that effect and a copy of the detailed calculation thereof and of the Reduced Amount, and the Participant may then elect, in his or her sole discretion, which and how much of the Payments shall be eliminated or reduced (as long as after such election the aggregate present value of the Payments equals the Reduced Amount) and shall advise the Company in writing of his or her election within 10 days of receipt of notice. If no such election is made by the Participant within such 10-day period, then the Company may elect which and how much of the Payments shall be eliminated or reduced (as long as after such election the aggregate present value of the Payments equals the Reduced Amount) and shall notify the Participant promptly of such election. For purposes of this Article 18, present value shall be determined in accordance with section 280G(d)(4) of the Code. All determinations made by the Company under this Article 18 shall be made within 60 days of the date when a Payment becomes payable or transferable and would otherwise be nondeductible to the Company. As promptly as practicable following such determination and the elections hereunder, the Company shall pay or transfer to or for the benefit of the Participant such amounts as are then due to him or her under the Plan and shall promptly pay or transfer to or for the benefit of the Participant in the future such amounts as become due to him or her under the Plan.

18.4 **Related Corporations.** For purposes of this Article 18, the term "Company" shall include affiliated corporations in accordance with section 280G(d)(5) of the Code.

ARTICLE 19 DEFINITIONS.

19.1 **"Affiliate"** means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

19.2 **"Applicable Law"** means any and all laws of whatever jurisdiction, within or without the United States, and the rules of any stock exchange or quotation system on which Common Shares are listed or quoted, applicable to the taking or refraining from taking of any action under the Plan, including the administration of the Plan and the issuance or transfer of Awards.

19.3 **"Award"** means any award of an Option, an SAR, a Restricted Share or a Stock Unit under the Plan.

19.4 **"Board"** means the Company's Board of Directors, as constituted from time to time.

19.5 **"Cause"** means (a) acts or omissions constituting gross negligence, recklessness or willful misconduct with respect to the Participant's obligations or otherwise relating to the business of the Company; (b) the Participant's material breach of a written agreement between the Participant and the Company (or a Parent, Subsidiary or Affiliate); (c) conviction or entry of a plea of nolo contendere for fraud, misappropriation or embezzlement, or any felony or crime of moral turpitude; (d) dishonesty or involvement in any conduct that adversely affects the Company's name or public image or is otherwise detrimental to the Company's business interests; (e) willful neglect of duties; or (f) unauthorized use or disclosure of the confidential information or trade secrets of the Company, which use or disclosure causes material harm to the Company. The foregoing, however, shall not be deemed an exclusive list of all acts or omissions that the Company (or the Parent, Subsidiary or Affiliate employing the Participant) may consider as grounds for the discharge of the Participant without Cause. The Committee shall be entitled to determine "Cause" based on the Committee's good faith belief.

19.6 **"Change in Control"** means:

(a) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (i) the continuing or surviving entity and (ii) any direct or indirect parent corporation of such continuing or surviving entity;

(b) The sale, transfer or other disposition of all or substantially all of the Company's assets;

(c) A change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors;

(d) Any transaction as a result of which the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's shareholders which a majority of the Continuing Directors who are not affiliated with the offeror do not recommend such shareholders accept; or

(e) A Divestiture; provided that a Divestiture shall be a Change in Control only to the extent that the Board determines that such Divestiture constitutes a Change in Control, and then only for those Participants for whom the Board has expressly resolved that such Divestiture constitutes a Change in Control for such Participants. In making such determination, the Board need not adopt the same rules for each Award or Participant.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction. The Committee shall determine whether an event shall be treated as a Change of Control.

19.7 **"Code"** means the Internal Revenue Code of 1986, as amended.

19.8 **"Committee"** means a committee of the Board, as described in Article 2.

19.9 **"Common Share"** means one share of the common stock of the Company.

19.10 **"Company"** means Overland Storage, Inc., a California corporation.

19.11 **"Consultant"** means a consultant or adviser who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate as an independent contractor.

19.12 **"Continuing Directors"** means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

19.13 **"Delay In Payments to Specified Employees"** means if a Participant is a "specified employee" (as defined under Code Section 409A) on separation from service, to the extent any Award or arrangement needs to comply with Code Section 409A, then certain payments may be delayed and not be paid during the first six months following the separation from service but will instead be paid on the earlier of the first business day of the 7th month following the separation from service, or the Participant's death.

19.14 **"Divestiture"** means a transaction or event where the Company or a Parent, Subsidiary or Affiliate sells or otherwise transfers its equity securities to a person or entity other than the Company or a Parent, Subsidiary or Affiliate, or leases, exchanges or transfers all or any portion of its assets to such a person or entity, where the Board specifies that such transaction or event constitutes a "Divestiture."

19.15 **"Domestic Relations Order"** means a "domestic relations order" as defined in, and otherwise meeting the requirements of, section 414(p) of the Code, except that reference to a "plan" in that definition shall be to the Plan.

19.16 **"Director"** means a member of the Board of Directors of the Company.

19.17 **"Effective Date"** means the earliest date on which the Plan has been adopted by the Board and approved by the Company's shareholders.

19.18 **"Employee"** means a common law employee of the Company, a Parent, a Subsidiary or an Affiliate. Notwithstanding the foregoing, individuals who are classified by the Company or a Parent, Subsidiary or Affiliate as (i) leased from or otherwise employed by a third party, (ii) independent contractors, or (iii) intermittent or temporary workers, shall not be deemed Employees. The Company's or a Parent's, Subsidiary's or Affiliate's classification of an individual as an "Employee" (or as not an "Employee") for purposes of the Plan shall not be altered retroactively even if that classification is changed retroactively for another purpose as a result of an audit, litigation or otherwise. A Participant shall not cease to be an Employee due to transfers between locations of the Company, or among the Company and a Parent, Subsidiary or Affiliate, or to any successor to the Company or a Parent, Subsidiary or Affiliate that assumes an Optionee's Options under Section 11.3. Neither service as a Director nor receipt of a director's fee shall be sufficient to make a Director an "Employee."

19.19 **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

19.20 **"Exercise Price,"** in the case of an Option, means the amount for which one Common Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement. "Exercise Price," in the case of an SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value of one Common Share in determining the amount payable upon exercise of such SAR.

19.21 **"Fair Market Value"** means the market price of Common Shares, determined by the Committee in good faith on such basis as it deems appropriate. Whenever possible, the determination of Fair Market Value by the Committee shall be based on the prices reported in The Wall Street Journal. Such determination shall be conclusive and binding on all persons.

19.22 **"Involuntary Termination"** means the termination of the Participant's Service by reason of:

(a) The involuntary discharge of the Participant by the Company (or the Parent, Subsidiary or Affiliate employing him or her) for reasons other than Cause; or

(b) The voluntary resignation of the Participant following (i) a material adverse change in his or her title, stature, authority or responsibilities with the Company (or the Parent, Subsidiary or Affiliate employing him or her), (ii) a material reduction in his or her base salary or (iii) receipt of notice that his or her principal workplace will be relocated by more than 90 miles.

19.23 **"ISO"** means an incentive stock option described in section 422(b) of the Code.

19.24 **"NSO"** means a stock option not described in sections 422 or 423 of the Code.

19.25 **"Objectively Determinable Performance Condition"** shall mean a performance condition (i) that is established (A) at the time an Award is granted or (B) no later than the earlier of (1) 90 days after the beginning of the period of Service to which it relates, or (2) before the elapse of 25% of the period of Service to which it relates, (ii) that is uncertain of achievement at the time it is established, and (iii) the achievement of which is determinable by a third party with knowledge of the relevant facts. Examples of measures that may be used in Objectively Determinable Performance Conditions include net order dollars, net profit dollars, net profit growth, net revenue dollars, profit/loss or profit margin, operating profit, net operating profit, operating margin, working capital, sales or revenue, revenue growth, gross margin, cost of goods sold, individual performance, cash, accounts receivables, write-offs, cash flow, liquidity, income, net income, operating income, net operating income, earnings, earnings before interest, taxes, depreciation and/or amortization, earnings per share, growth in earnings per share, price/earnings ratio, debt or debt-to-equity, economic value added, assets, return on assets, return on equity, stock price, shareholders' equity, total shareholder return, including stand-alone or relative to a stock market or peer group index, return on capital, return on assets or net assets, return on investment, return on operating revenue, any other financial objectives, objective customer satisfaction indicators and efficiency measures, operations, research or related milestones, intellectual property (e.g., patents), product development, site, plant or building development, internal controls, policies and procedures, information technology, human resources, corporate governance, business development, market share, strategic alliances, licensing and partnering, contract awards or backlog, expenses, overhead or other expense reduction, compliance programs, legal matters, accounting and reporting, credit rating, strategic plan development and implementation, mergers and acquisitions and divestitures, financings, management, improvement in workforce diversity, or any similar criteria, each with respect to the Company and/or a Parent, Subsidiary or Affiliate, and/or an individual business unit.

19.26 **"Officer"** means an officer of the Company as defined in Rule 16a-1 adopted under the Exchange Act.

19.27 **"Option"** means an ISO or NSO granted under the Plan and entitling the holder to purchase Common Shares.

19.28 **"Optionee"** means an individual or estate who holds an Option or SAR.

19.29 **"Outside Director"** means a member of the Board who is not an Employee.

19.30 **"Parent"** means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

19.31 **"Participant"** means (i) a person to whom an Award has been granted, including a holder of a Substitute Award; or (ii) a person to whom an Award has been transferred in accordance with the applicable requirements of Sections 5.6, 8.7, 9.5, or 10.8

19.32 **"Plan"** means this Overland Storage, Inc. 2003 Equity Incentive Plan, as amended from time to time.

19.33 **"Prior Plans"** means the Company's 1995 Stock Option Plan, 1997 Executive Stock Option Plan, 2000 Stock Option Plan, and 2001 Supplemental Stock Option Plan, each as in effect on the Effective Date.

19.34 **"Restricted Share"** means a Common Share awarded pursuant to Article 9 of the Plan.

19.35 **"Restricted Stock Agreement"** means the agreement between the Company and the recipient of a Restricted Share that contains the terms, conditions and restrictions pertaining to such Restricted Share.

19.36 **"SAR"** means a stock appreciation right granted under the Plan.

19.37 **"SAR Agreement"** means the agreement between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to his or her SAR.

19.38 **"Service"** means service as an Employee, Outside Director or Consultant. Unless otherwise determined by the Committee or otherwise provided in the Plan or Award agreement, Service shall continue notwithstanding a change in status from an Employee, Consultant or Outside Director to another such status. An event that causes a Parent, Subsidiary or Affiliate to cease having status as a Parent, Subsidiary or Affiliate shall be deemed to discontinue the Service of that entity's Employees, Outside Directors and Consultants unless such persons retain the status of Employee, Outside Director or Consultant of the Company or a remaining Parent, Subsidiary or Affiliate.

19.39 **"Stock Option Agreement"** means the agreement between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to his or her Option.

19.40 **"Stock Unit"** means a bookkeeping entry representing the equivalent of one Common Share, as awarded under the Plan.

19.41 **"Stock Unit Agreement"** means the agreement between the Company and the recipient of Stock Units that contains the terms, conditions and restrictions pertaining to such Stock Units.

19.42 **"Subsidiary"** means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

19.43 **"Substitute Award"** means a Substitute Option, Substitute SAR, Substitute Restricted Share or Substitute Stock Unit granted in accordance with the terms of the Plan.

19.44 **"Substitute Option"** means an Option granted in substitution for, or upon the conversion of, an option granted by another entity to purchase equity securities in the granting entity.

19.45 **"Substitute SAR"** means a SAR granted in substitution for, or upon the conversion of, a stock appreciation right granted by another entity with respect to equity securities in the granting entity.

19.46 **"Substitute Restricted Share"** means a Restricted Share granted in substitution for a restricted share granted by another entity with respect to equity securities in the granting entity.

19.47 **"Substitute Stock Unit"** means a Stock Unit granted in substitution for, or upon the conversion of, a stock unit granted by another entity with respect to equity securities in the granting entity.

19.48 **"Ten Percent Shareholder"** means any person who, directly or by attribution under Section 424(d) of the Code, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary on the date of Option grant.

ARTICLE 20 EXECUTION.

To record the adoption of the Plan by the Board, approval by the Company's shareholders of the Plan effective on November 17, 2003, approval of the amendment adopted by the Company's shareholders effective on November 15, 2004, and approval by the Board of this amendment and restatement of the Plan on September 22, 2007 and approval by the Company's shareholders of such amendment and restatement on November 13, 2007, the Company has caused its duly authorized officer to execute this document in the name of the Company.

OVERLAND STORAGE, INC.

By:______________________________
Title:_____________________________

Overland Storage, Inc.

2003 Equity Incentive Plan

PLAN HISTORY

Date	Action
September 6, 2003	Adopted by Board of Directors, subject to shareholder approval.
November 17, 2003	Approved by Shareholders. Effective Date of Plan.
September 29, 2004	Amendments approved by Board of Directors, subject to shareholder approval: (i) increase in Common Shares reserved for issuance over the term of the Plan by 1,000,000 shares; (ii) addition of a requirement that any Common Shares to which Restricted Shares or Stock Units pertain shall be counted against the reserve as two (2) Common Shares for every one (1) Common Share subject to such Awards; and (iii) deletion of the limitation formerly set forth in Section 3.3 limiting the number of Restricted Shares and Stock Units.
November 15, 2004	Amendments approved by shareholders. Effective date of amendments.
September 22, 2007	Amended and Restated Plan approved by Board of Directors, subject to shareholder approval. Amendments: (i) increase in Common Shares reserved for issuance over the term of the Plan by 1, 300,000 shares; (ii) shorten maximum Option and SAR term life to 6 years from date of grant; (iii) cancel certain Options with the Common Shares underlying such Options not returning to the Plan for purposes of future Awards; (iv) include additional examples of qualifying performance criteria; and (v) make certain other administrative amendments and clarifications.
November 13, 2007	Amended and Restated Plan approved by shareholders. (Pending)

EXHIBIT A
CANCELLED OPTIONS

Optionee Name	Option Grant Date	Number of Shares	Per Share Exercise Price	Plan Name
Robert Degan	1/20/2003	22,000	$14.75	2000 Stock Option Plan
	3/3/2005	12,000	$14.67	2003 Equity Incentive Plan
Robert Farkaly	6/25/2003	5,000	$20.25	2000 Stock Option Plan
	11/18/2004	5,000	$13.98	2003 Equity Incentive Plan
Mike Gawarecki	4/21/2000	20,000	$10.00	1997 Stock Option Plan
	7/10/2002	52,500	$13.50	2000 Stock Option Plan
	11/17/2003	10,000	$19.33	2003 Equity Incentive Plan
	11/15/2004	31,400	$14.29	2003 Equity Incentive Plan
Kurt Kalbfleisch	4/21/2000	8,000	$10.00	1995 Stock Option Plan
	7/2/2003	10,000	$20.13	1995 Stock Option Plan
	11/18/2004	3,500	$13.98	2003 Equity Incentive Plan
Vernon LoForti	4/21/2000	20,000	$10.00	1997 Stock Option Plan
	7/10/2002	60,000	$13.50	2000 Stock Option Plan
	11/17/2003	10,000	$19.33	2003 Equity Incentive Plan
	11/15/2004	29,700	$14.29	2003 Equity Incentive Plan
Scott McClendon	1/20/2003	11,000	$14.75	2000 Stock Option Plan
	11/17/2003	18,000	$19.33	2003 Equity Incentive Plan
	11/15/2004	18,000	$14.29	2003 Equity Incentive Plan
Michael Norkus	8/11/2004	4,500	$11.05	2003 Equity Incentive Plan
	11/15/2004	18,000	$14.29	2003 Equity Incentive Plan
Robert Scroop	7/10/2002	60,000	$13.50	2000 Stock Option Plan
	11/17/2003	10,000	$19.33	2003 Equity Incentive Plan
	11/15/2004	29,700	$14.29	2003 Equity Incentive Plan
Total Shares Cancelled		468,300		



Board Of Directors

Board of Directors

ROBERT A. DEGAN
Private Investor
Director Since 2000

VERNON A. LOFORTI
President and CEO
Overland Storage, Inc.
Director Since 2007

SCOTT McCLENDON
Chairman
Overland Storage, Inc.
Director Since 1991

MICHAEL NORKUS
President
Alliance Consulting Group
Director Since 2004

WILLIAM J. MILLER
Independent Consultant
Director Since 2006

Corporate Management

VERNON A. LOFORTI
President and
Chief Executive Officer

ROBERT FARKALY
Vice President
Worldwide Sales

W. MICHAEL GAWARECKI
Vice President
Operations

KURT L. KALBFLEISCH
Vice President
Interim Chief Financial Officer

ROBERT J. SCROOP
Vice President
New Product Delivery

Shareholder Information

ANNUAL MEETING
The annual meeting will be held at 9 a.m. on Tuesday, November 13th at Overland Storage, Inc.
4820 Overland Avenue
San Diego, California 92123 USA

STOCK INFORMATION
Overland's Common Stock trades on NASDAQ Global Select
Symbol: OVRL

TRANSFER AGENT AND REGISTRAR
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
800-468-9716

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego, California 92101

CORPORATE COUNSEL
Sheppard Mullin Richter & Hampton
12544 High Bluff Drive, Suite 300
San Diego, California 92130

INVESTOR INFORMATION
Overland's filings with the Securities and Exchange Commission are available, free of charge, upon request to the Investor Relations Department or through Overland's web site. They are also available through the SEC's EDGAR site at http://www.sec.gov or through links to the Company's home page.

Important Notice: Overland's Annual Report on Form 10-K for the year ended June 30, 2007 is enclosed herewith and contains additional information about the company's business, including its financial statements and constitutes an integral part of this 2007 Annual Report and Proxy Statement. This Annual Report and Proxy Statement contains certain statements of a forward-looking nature relating to future events or the future performance of the company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider various factors identified in the Form 10-K, including the matters set forth therein under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements.



WORLD HEADQUARTERS
NORTH AMERICA
4820 Overland Avenue
San Diego, California 92123 USA
858-571-5555 TEL
858-571-0982 FAX
www.overlandstorage.com

ASIA PACIFIC
Overland Storage Rep Office
Level 44, Suntec Tower 3
8 Temasek Boulevard
Singapore, 038988
Tel: +65.6866.3847
Fax: +65.6866.3838

Korea Rep Office
15th Floor, Agabang Building 678-36
Yeoksam-dong
Gangnam-gu, Seoul, Korea 135-718
Tel: +82.2.527.0011.2
Fax: +82.2.527.0013
E-mail: asia@overlandstorage.com

EUROPE
France
88 ter avenue du Général Leclerc
92100 Boulogne Billancourt, France
Tel : +33 1 74 31 10 70
Fax : +33 1 74 31 11 31
E-mail: europe@overlandstorage.com

Germany
Overland Storage GmbH
Humboldtstr. 12
85609 Dornach, Germany
Tel: +49-89-94490-214
Fax: +49-89-94490-414

United Kingdom
Overland Storage, EMEA
Overland House
Ashville Way
Wokingham, Berkshire
RG41 2PL England, UK
Tel: +44 (0) 118-9898000
Fax: +44 (0) 118-9891897

LATIN AMERICA
South America
Tel.: 1.858.481.3140
Fax: 1.858.571.3664
E-mail: latinamerica@overlandstorage.com

Mexico
Tel: (5255) 5355-2117
Fax: (5255) 5355-6415
E-mail: cosornio@overlandstorage.com

END